Exhibit 99.1

KINROSS GOLD CORPORATION 2012 ANNUAL REPORT KINROSS GOLD 2012 ANNUAL REPORT

KINROSS GOLD is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, the Russian Federation and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Our Core Purpose

 To lead the world in generating value through responsible mining

Our Values

Putting people first

Outstanding corporate citizenship

High performance culture

Rigorous financial discipline

ii LETTER TO SHAREHOLDERS vii 2012 ACHIEVEMENTS viii FINANCIAL REVIEW

83 CORPORATE GOVERNANCE

84 KINROSS MANAGEMENT  TEAM AND DIRECTORS

IBC CORPORATE INFORMATION

VISIT OUR ONLINE ANNUAL REPORT FOR ADDITIONAL INFORMATION >

All figures in this report are in U.S. dollars and from continuing operations, unless otherwise stated.

1 “Attributable” includes Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.

2 “Adjusted net earnings from continuing operations attributable to common shareholders”, “Adjusted net earnings from continuing operations per share”, “Adjusted operating cash flow from continuing operations”, “Attributable production cost of sales from continuing operations per equivalent ounce sold” and “All-in sustaining cost” figures used throughout this report are non-GAAP financial measures. For the definition and reconciliation of these non-GAAP measures, refer to Section 11, Supplemental Information of Management’s Discussion and Analysis, in this report. Adjusted operating cash flow per share, also a non-GAAP measure, is defined as “adjusted operating cash flow” divided by the “weighted average number of common shares outstanding (basic)”. The weighted average number of common shares outstanding (basic) during the year ended December 31, 2012 was 1,139.1 million (2011: 1,136.0 million; 2010: 824.5 million).

3 The comparative figures have been recast to exclude Crixás’ results due to its disposal on June 28, 2012.

4 Reported net loss includes an after-tax non-cash impairment charge of $3,206.1 million in 2012 (2011: $2,937.6 million; 2010: $Nil; 2009: $Nil; 2008: $994.1 million).

5 Figures reported for 2008 and 2009 have not been restated to conform with International Financial Reporting Standards and are presented in accordance with Canadian generally accepted accounting principles.

$4,311
REVENUE (MILLIONS)

2.6
MILLION GOLD OUNCES PRODUCED (ATTRIBUTABLE)[1]

$1,527
ADJUSTED OPERATING CASH FLOW (MILLIONS)[2]

2.3
2.5
2.6
2010 2011 2012
PRODUCTION[1, 3]
(million gold equivalent ounces) (attributable)

$506
$592
$706
2010 2011 2012
PRODUCTION COST OF SALES[2, 3]
($ per ounce)

$461
$851
$879
2010 2011 2012
ADJUSTED NET EARNINGS[2, 3]
($ millions)

OUR OPERATIONS AND PROJECTS

RUSSIA
2012 PRODUCTION:
578,252[1]
(GOLD EQUIVALENT OUNCES)
NORTH AMERICA
2012 PRODUCTION:
708,371[1]
(GOLD EQUIVALENT OUNCES)
SOUTH AMERICA
2012 PRODUCTION:
881,945[1]
(GOLD EQUIVALENT OUNCES)
WEST AFRICA
2012 PRODUCTION:
449,245[1]
(GOLD EQUIVALENT OUNCES)
OPERATING MINES
GROWTH PROJECTS
CORPORATE OFFICE, TORONTO, CANADA

i
KINROSS GOLD 2012 ANNUAL REPORT

$4,311 REVENUE (MILLIONS)

2.6 MILLION GOLD OUNCES PRODUCED (ATTRIBUTABLE) 1

$1,527 ADJUSTED OPERATING CASH FLOW (MILLIONS) 2

We are focused strongly on maximizing margins and free cash flow from our balanced global portfolio of mines, and on a disciplined and prudent approach to capital allocation and project development. Our operations delivered solid performance in 2012. We exceeded guidance on gold production, met guidance on operating costs, and were below guidance on capital expenditures.

PRODUCTION 1, 3 (million gold equivalent ounces) (attributable)

PRODUCTION COST OF SALES 2, 3  ($ per ounce)

ADJUSTED NET EARNINGS 2, 3 ($ millions)

OUR OPERATIONS AND PROJECTS

A balanced portfolio of nine mines in four regions around the globe.

RUSSIA

2012 PRODUCTION: 578,2521 (GOLD EQUIVALENT OUNCES)

NORTH AMERICA

2012 PRODUCTION: 708,3711 (GOLD EQUIVALENT OUNCES)

SOUTH AMERICA

2012 PRODUCTION: 881,9451 (GOLD EQUIVALENT OUNCES)

WEST AFRICA

2012 PRODUCTION: 449,2451 (GOLD EQUIVALENT OUNCES)

OPERATING MINES

GROWTH PROJECTS

CORPORATE OFFICE, TORONTO, CANADA

KINROSS GOLD 2012 ANNUAL REPORT

J. Paul Rollinson, Chief Executive Officer

LETTER TO SHAREHOLDERS

I am pleased to have this opportunity to share my perspective on the past year, and my vision for Kinross going forward, in my first annual letter to shareholders as CEO. Kinross delivered strong operational results in 2012. We exceeded our annual production guidance, and met our guidance on cost of sales per ounce for the second consecutive year. We achieved record revenue, exceeding $4 billion for the first time. Our adjusted operating cash flow was approximately $1.5 billion, and our adjusted net earnings of $879 million were our highest ever. Regrettably, we recorded a non-cash impairment charge, primarily related to our Tasiast asset, which resulted in a reported net loss for the year of approximately $2.5 billion. However, this non-cash charge did not reflect our robust operational performance. We finished the year with a strong balance sheet, and with a liquidity position of approximately $3.5 billion. I am especially proud that our employees delivered these results during a challenging and turbulent year for Kinross and the gold industry as a whole. Like other producers, in 2012 we faced increased pressure on capital costs, operating costs, and operating margins. These and other factors contributed to an erosion of investor confidence, and a decline in share price performance for the entire sector. When I became CEO in August 2012, we embarked on an aggressive process of change to address these challenges. Our goal is simple: to continue rebuilding investor confidence and to unlock value which recently has not been reflected in our share price. We are initiating this change process from a position of fundamental strength. Kinross is one of the world’s leading gold producers, with significant potential to create additional value and free cash flow. We operate a suite of nine mines in four regions and a diverse range of geographies — from the High Andes to the Sahara, to the Arctic, to the Equatorial jungle. We have an experienced and highly skilled global team, a safety record that ranks among the best in the industry, a strong balance sheet, a balanced portfolio of gold growth projects, and an impressive history of co-operative community relations.

I am especially proud that our employees delivered these results during a challenging and turbulent year for Kinross and the gold industry as a whole.

ii

KINROSS GOLD 2012 ANNUAL REPORT

Our change process is designed to leverage those core strengths by establishing a few clear strategic principles to govern our decisions and behaviour as a mining business.

First, we will maintain a strong internal focus on operational fundamentals. Our operations are at the core of what we do, they drive our profitability and cash flow, and we need to ensure they are consistently firing on all cylinders, quarter after quarter. Second, we will stress margin, cash flow, and quality over quantity in our business decisions. We can’t control the price of gold, but we can control our mine planning process, and ask if it makes sense to mine low-margin ounces simply to maximize production. We can change our focus from quantity to quality ounces in our mine planning, production, exploration and resource strategies.

Third, we are committed to maintaining a strong balance sheet and liquidity position, in support of our investment grade rating.

Fourth, we will be disciplined in building out our projects. We will aim to reduce capital requirements and execution risk, and deliver the best long-term return from our growth projects. These principles underpin a new approach to running our business, which internally we have branded “The Way Forward.” We have developed a systematic framework to turn our principles into action at our operations, and to capture opportunities to improve margins and free cash flow. We launched this new strategy across our operations in the fall of last year, identifying specific areas of opportunity for value improvement.

We have strengthened our senior management team to better reflect this operations-focused strategy. I promoted Brant Hinze to the position of President, and expanded the roles of other key members of the management team. We also recruited Tony Giardini as our Chief Financial Officer, bringing his proven experience in the mining industry to this key role.

KEY ELEMENTS OF THE WAY FORWARD:

The Way Forward is a new way of looking at our business to drive results – focusing on the goals of lower costs, better margins, and increased cash flow. We have identified seven elements where we will be looking for opportunities.

1. Mine Plan Optimization

2. Continuous Improvement

3. Cost Management and Labour Productivity

4. Capital Efficiency

5. Supply Chain Management

6. Energy Management

7. Working Capital Management

iii KINROSS GOLD 2012 ANNUAL REPORT

Thanks to our strict operations focus and an outstanding second half, we delivered on our 2012 commitments at our mines. We ended 2012 by exceeding our yearly production guidance with gold equivalent output of 2.62 million ounces, and achieving the lower half of our cost of sales guidance range with an average cost of sales of $706 per gold equivalent ounce. Our Russian and North American operations led the way with excellent performance throughout the year. Our North American mines are strong, stable open-pit and underground operations with a track record of operational excellence. At Kupol, in Russia, throughput is now averaging over 3,500 tonnes per day, exceeding its nameplate capacity of 3,000 tonnes per day, largely through continuous improvement initiatives and excellent work by our team at site. In our South America region, we completed the installation of a fourth ball mill at Paracatu in Brazil in 2012 — the final phase of our Paracatu expansion project — and we are now beginning to see what we can do without the distractions of a lengthy construction process at site. Our Tasiast mine in the West Africa region is similarly challenged by the distractions of construction activity at site, and there is clearly room for operational improvements. One tactic of our Way Forward strategy is to transfer our best practices between regions, and we will continue to work with our teams to bring lessons learned in North America and Russia to our South America and West Africa operations.

The Way Forward principles strongly influenced our budgeting and planning process for 2013. We have stressed quality over quantity in our mine planning, and our operations have maintained a concerted focus on addressing the costs that lie within our control. That said, we forecast that our 2013 production will be slightly less than 2012, and our costs per ounce slightly higher, due to anticipated lower grades at most of our mines, the planned suspension of mining at La Coipa in the second half, and expected increases in consumable and labour costs. Notwithstanding these cost pressures, we expect that our cost per tonne in 2013 will be similar to 2012. We forecast 2013 production of 2.4 to 2.6 million gold equivalent ounces at a cost of sales of $740 to $790 per ounce. In the area of capital discipline, when I became CEO in August 2012, we launched a targeted initiative to find opportunities to reduce our capital expenditures. This resulted in a reduction of $200 million in our 2012 capital forecast, bringing it down to $2 billion. Our actual expenditures for the full year 2012 were $1.92 billion. In 2013, we expect to spend about $325 million less on capital than we did in 2012. This includes reductions in all three categories of capital expenditure: sustaining, opportunity, and growth. In all of our capital decisions, we will remain focused on disciplined spending that drives margin and cash flow, consistent with our Way Forward principles.

REPORTING ALL-IN COSTS 2

Kinross is part of the World Gold Council process that is seeking industry consensus on adopting formal guidelines for reporting all-in costs associated with gold production, to give investors more information on the full costs of producing an ounce of gold. While this process is ongoing, we are independently reporting an all-in sustaining cost in order to provide our investors with more detailed information on our cost structure. We are forecasting an all-in sustaining cost of approximately $1,100 to $1,200 per gold ounce sold on a by-product basis in 2013, compared with approximately $1,100 per gold ounce sold in 2012.

iv KINROSS GOLD 2012 ANNUAL REPORT

Going forward, we will continue to look for opportunities to reduce both our operating and capital costs in the seven specific areas of opportunity we have identified. Already, we are making progress in the areas of supply chain management, energy management, and reduced use of contractors, all of which are expected to deliver bottom-line savings in 2013. Above all, we understand that our primary objective is to continue delivering on our commitments – quarter after quarter. When we launched our Way Forward, we said we would make tough decisions to build long-term value. A good example is our mineral resource strategy. For the first time in several years, we did not increase the gold price assumptions that we use to estimate our year-end mineral reserves and resources. Instead, we made a strategic decision to use the same price assumptions as we did in 2011.

This decision was driven by the principle of quality versus quantity. While holding the line on our gold price assumptions reduced our 2012 year-end resource estimates, it specifically targeted higher margin ounces with less capital intensity, instead of high-cost, low-margin ounces. It should also be noted that, in a lower cost or higher gold price environment, most of these ounces may still be brought back into mineral resources.

Turning to our growth projects, we are exercising a highly disciplined approach to development, and are aiming to reduce capital requirements and execution risk while maximizing margins and cash flow.

Our Dvoinoye project in Russia remains on budget and on schedule. Dvoinoye will provide higher grade feed to the Kupol mill, which is expanding throughput to 4,500 tonnes per day, with the first shipment of ore expected in the second half of the year. The project is expected to increase production and extend mine life at Kupol.

SENIOR LEADERSHIP TEAM (pictured left to right)

GEOFFREY P. GOLD

Executive Vice-President, Corporate Development and Chief Legal Officer

LISA J. COLNETT

Senior Vice-President, Human Resources and Corporate Services

J. PAUL ROLLINSON

Chief Executive Officer

TONY S. GIARDINI

Executive Vice-President and Chief Financial Officer

BRANT E. HINZE

President and Chief Operating Officer

JAMES CROSSLAND

Executive Vice-President, Corporate Affairs

v KINROSS GOLD 2012 ANNUAL REPORT

We expect to complete the pre-feasibility study on our Tasiast expansion project at the end of the first quarter of 2013. We have made the strategic decision to pursue a smaller mill option at Tasiast, in the range of 30,000 tonnes per day, rather than the 60,000 tonnes per day option we had originally considered. This smaller mill option is expected to require less capital, reduce execution risk, deliver better margins and cash flow per ounce, increase the average gold grade over the first five to 10 years, and lower capital stripping and sustaining capital requirements – all of which are consistent with the core principles of our Way Forward strategy.

Our exploration program was active on 39 sites in 2012, with total drilling of approximately 614,000 metres. We saw early encouraging results from both Tasiast and Kupol. At Tasiast, most of our work focused on targets outside the eight-kilometre Tasiast mineral resource footprint. Results from several of those targets were encouraging and will be the focus of continued drilling in 2013. At Kupol, further high-grade mineralization was discovered at the Moroshka target. The geology of Moroshka is very similar to that of Kupol, although the vein at Moroshka is narrower. The principles of responsible mining, and respect for the communities where we work, remain core to our operating philosophy. Our annually updated Site Responsibility Plans provide a systematic and measurable framework for engaging with local communities, and ensuring that the economic and social benefits we provide are in alignment with local priorities. Globally, we achieved solid performance in 2012 in health and safety, environment, governance, and other key indicators of social responsibility, and we were again named to the Dow Jones Sustainability World Index.

To conclude, Kinross has all the necessary ingredients in place to build value: a skilled and experienced workforce; a strong safety culture; a solid mineral reserve and resource base; robust cash flow from four diverse operating regions; a strong balance sheet and liquidity position; a focused plan for reducing costs, improving margins, and increasing free cash flow; a balanced pipeline of growth projects and a disciplined plan for developing them; a focused exploration program with a track record of adding quality ounces; and a solid record of community relations and corporate responsibility.

Our overarching goal in 2013 will be to deliver on our commitments and operating results. By executing on our plan, we believe that the results will follow for our shareholders. I thank our employees for their continued hard work and dedication, and our shareholders for their continued support.

J. Paul Rollinson Chief Executive Officer Kinross Gold Corporation

vi KINROSS GOLD 2012 ANNUAL REPORT

2012 ACHIEVEMENTS

Produced record 2.62 million attributable gold equivalent ounces

Achieved record revenue of $4.3 billion, and adjusted operating cash flow of $1.5 billion

Delivered outstanding operational performance at Russian and North American regions

Completed installation of fourth ball mill at Paracatu

Launched systematic, long-term strategy to enhance value at mines and projects, based on strict focus on margins and free cash flow

Reduced capital spending by $275 million compared with 2012 forecast

Completed $1.0 billion term loan on favourable terms and amended revolving credit facility to increase available credit to $1.5 billion

Finished 2012 with approximately $3.5 billion in liquidity

Strengthened management team, appointing new CEO and new CFO, and promoting COO to President to support operations-focused strategy

Re-sequenced and optimized development projects to reduce capital demands and execution risk, and improve investor returns

Advanced Dvoinoye project, which remains on schedule to deliver high-grade ore to Kupol in 2013

Undertook pre-feasibility study for Tasiast expansion, based on smaller, less capital-intensive mill option, scheduled for completion in the first quarter of 2013

Disposed of interest in Crixás to increase focus on core assets

Achieved encouraging exploration results at targets outside existing Tasiast resource, and at Kupol

Significantly reduced frequency rates of lost-time injuries and total reportable injuries, exceeding industry standards; tragically, had two fatalities

Named to Dow Jones Sustainability World Index for the second consecutive year

SIX-YEAR SAFETY PERFORMANCE

(includes all employees and contractors for 200,000 hours worked)

TOTAL REPORTABLE INJURY FREQUENCY RATE LOST-TIME INJURY FREQUENCY RATE

vii KINROSS GOLD 2012 ANNUAL REPORT

FINANCIAL SUMMARY 3

(in millions, except ounces, per share amounts, gold price and production cost of sales per equivalent ounce)  2012 2011 2010 Revenue  $ 4,311.4  $ 3,842.5  $ 2,915.4 Net cash flow of continuing operations provided   $ 1,302.9  $ 1,378.8  $ 957.3 from operating activities Adjusted operating cash flow from continuing operations 2  $ 1,527.0  $ 1,561.8  $ 1,066.8 Adjusted operating cash flow from continuing operations   $ 1.34  $  1.37  $  1.29 per share 2 Impairment charges  $ 3,527.6  $ 2,937.6 —Net earnings (loss) from continuing operations attributable   $ (2,548.8)  $ (2,093.4) $ 735.3 to common shareholders 4 Basic  $ (2.24)  $ (1.84) $ 0.89 Diluted  $ (2.24)  $ (1.84) $ 0.89 Adjusted net earnings from continuing operations attributable $ 879.2  $ 850.8  $ 460.7 to common shareholders 2 Adjusted net earnings from continuing operations per share 2 $ 0.77  $ 0.75  $ 0.56 Attributable production cost of sales from continuing operations $ 706  $  592  $ 506 per equivalent ounce sold 2 Capital expenditures  $ 1,924.7  $ 1,629.2  $ 602.8 Average realized gold price per ounce  $ 1,643  $ 1,500  $ 1,189 Attributable gold equivalent ounces produced 2,617,813 2,543,790 2,259,327 from continuing operations 1

(see footnotes at the beginning of this report)

FINANCIAL REVIEW

MDA1 MANAGEMENT’S DISCUSSION AND ANALYSIS

FS1 MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

FS2 INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

FS3 CONSOLIDATED BALANCE SHEETS

FS4 CONSOLIDATED STATEMENTS OF OPERATIONS

FS5 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FS6 CONSOLIDATED STATEMENTS OF CASH FLOWS

FS7 CONSOLIDATED STATEMENTS OF EQUITY

FS8 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

72 MINERAL RESERVE AND MINERAL RESOURCE STATEMENT

79 SUMMARIZED FIVE-YEAR REVIEW

79 KINROSS SHARE TRADING DATA

80 CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

viii KINROSS GOLD 2012 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2012

This management’s discussion and analysis (“MD&A”) relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of February 13, 2013, and is intended to supplement and complement Kinross Gold Corporation’s audited annual consolidated financial statements for the year ended December 31, 2012 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation’s audited consolidated financial statements for 2012 and corresponding notes to the financial statements which are available on the Company’s web site at www.kinross.com and on www.sedar.com. The December 31, 2012 audited consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2012, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in “Risk Analysis”. In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say “we”, “us”, “our”, the “Company” or “Kinross”, we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the “industry”, we mean the gold mining industry.

1. DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic difficulties. Volatility in the price of gold and silver impacts the Company’s revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, euro, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company’s operating costs and capital expenditures (see Section 10 – Risk Analysis for additional details on the impact of foreign exchange rates).

KINROSS GOLD 2012 ANNUAL REPORT     MDA1

Segment profile

Each of the Company’s significant operating mines is considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31
Operating Segments	Operator	Location	2012	2011
Fort Knox	Kinross	U.S.A.	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%
Kettle River-Buckhorn	Kinross	U.S.A.	100%	100%
Kupol(a),(b)	Kinross	Russian Federation	100%	100%
Paracatu	Kinross	Brazil	100%	100%
Crixás (c)	AngloGold Ashanti	Brazil	0%	50%
La Coipa	Kinross	Chile	100%	100%
Maricunga	Kinross	Chile	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a)	As of April 27, 2011, Kinross increased its ownership in Kupol from 75% to 100%.
(b)	As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment.
(c)	As of June 28, 2012, the Company sold its 50% interest in Crixás.

MDA2     KINROSS GOLD 2012 ANNUAL REPORT

Consolidated Financial and Operating Highlights

	Years ended December 31,			2012 vs 2011		2011 vs 2010
(in millions, except ounces, per share amounts, gold price and production cost of sales per equivalent ounce)	2012	2011	2010	Change	% Change	Change	% Change(f)
Operating Highlights
Total gold equivalent ounces (a), (e)
Produced(c)	2,678,131	2,702,573	2,527,695	(24,442)	(1%)	174,878	7%
Sold(c)	2,654,107	2,701,358	2,537,175	(47,251)	(2%)	164,183	6%
Gold equivalent ounces from continuing operations (a),(d)
Produced (c)	2,647,137	2,635,990	2,452,918	11,147	0%	183,072	7%
Sold (c)	2,621,343	2,637,601	2,460,019	(16,258)	(1%)	177,582	7%
Total attributable gold equivalent ounces (a), (e)
Produced (c)	2,648,807	2,610,373	2,334,104	38,434	1%	276,269	12%
Sold (c)	2,624,242	2,611,287	2,343,505	12,955	0%	267,782	11%
Attributable gold equivalent ounces from continuing operations (a),(d)
Produced(c)	2,617,813	2,543,790	2,259,327	74,023	3%	284,463	13%
Sold(c)	2,591,478	2,547,530	2,266,349	43,948	2%	281,181	12%

Financial Highlights from Continuing Operations (d)
Metal sales	$4,311.4	$3,842.5	$2,915.4	$468.9	12%	$927.1	32%
Production cost of sales	$1,850.8	$1,546.1	$1,211.5	$304.7	20%	$334.6	28%
Depreciation, depletion and amortization	$681.2	$564.1	$533.4	$117.1	21%	$30.7	6%
Impairment charges	$3,527.6	$2,937.6	$-	$590.0	20%	$2,937.6	nm
Operating earnings (loss)	$(2,246.6)	$(1,575.5)	$610.2	$(671.1)	(43%)	$(2,185.7)	nm
Net earnings (loss) from continuing operations attributable to common shareholders	$(2,548.8)	$(2,093.4)	$735.3	$(455.4)	(22%)	$(2,828.7)	nm
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$(2.24)	$(1.84)	$0.89	$(0.40)	(22%)	$(2.73)	nm
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$(2.24)	$(1.84)	$0.89	$(0.40)	(22%)	$(2.73)	nm
Adjusted net earnings from continuing operations attributable to common shareholders(b)	$879.2	$850.8	$460.7	$28.4	3%	$390.1	85%
Adjusted net earnings from continuing operations per share(b)	$0.77	$0.75	$0.56	$0.02	3%	$0.19	34%
Net cash flow of continuing operations provided from operating activities	$1,302.9	$1,378.8	$957.3	$(75.9)	(6%)	$421.5	44%
Adjusted operating cash flow from continuing operations(b)	$1,527.0	$1,561.8	$1,066.8	$(34.8)	(2%)	$495.0	46%
Average realized gold price per ounce	$1,643	$1,500	$1,189	$143	10%	$311	26%
Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$706	$586	$492	$120	20%	$94	19%
Attributable(a) production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$706	$592	$506	$114	19%	$86	17%
Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$626	$535	$459	$91	17%	$76	17%

(a)	Total includes 100% of Kupol and Chirano production. “Attributable” includes Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.

(b)
“Adjusted net earnings from continuing operations attributable to common shareholders”, “Adjusted net earnings from continuing operations per share”, “Adjusted operating cash flow from continuing operations”, “Consolidated production cost of sales from continuing operations per equivalent ounce sold”, “Attributable production cost of sales from continuing operations per equivalent ounce sold”, and “Attributable production cost of sales from continuing operations per ounce sold on a by-product basis” are non-GAAP measures. The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.

(c)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2012 - 53.56:1, 2011 - 44.65:1, and 2010 - 60.87:1.

(d)	The comparative figures have been recast to exclude Crixás’ results due to its disposal on June 28, 2012.

(e)	Total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.

(f)	“nm” means not meaningful.

KINROSS GOLD 2012 ANNUAL REPORT     MDA3

Consolidated Financial Performance

Unless otherwise stated, “attributable” production and sales includes only Kinross’ share of Kupol (75% to April 27, 2011, 100% thereafter) and Chirano (90%).

2012 vs. 2011

During 2012, Kinross’ attributable production from continuing operations increased by 3% compared with 2011, primarily due to an increase in production at Fort Knox due to higher tonnage leached, higher mill grades and recoveries, and the increase in production resulting from the Company’s interest in Kupol increasing from 75% to 100% on April 27, 2011. In addition, production at Chirano increased due to higher grades and recoveries. These increases were partially offset by the scheduled decline in grades at Kupol and Kettle River and a less favourable gold equivalent ratio during 2012 compared with 2011.

Metal sales from continuing operations for 2012 were $4,311.4 million, a 12% increase compared with 2011. The increase in metal sales was primarily due to higher metal prices realized. The average realized gold price from continuing operations during 2012 was $1,643 per ounce, an increase of 10% compared with 2011. During 2012, the price of gold averaged $1,669 per ounce compared with $1,572 per ounce in 2011, an increase of 6%. The gold hedges that were acquired with the Bema Gold Corporation (“Bema”) acquisition reduced the average price realized by $20 per ounce during 2012. During 2011, the above mentioned gold hedges reduced the average price realized by $66 per ounce. The Company had entered into offsetting gold purchase contracts in 2010 and in early 2011 to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to the spot gold price subsequent to the dates these purchase contracts were entered into. During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts. Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into affected metal sales (and the average realized gold price) up to June 30, 2012. Metal sales during the second half of 2012 were not affected by such losses.

Production cost of sales from continuing operations increased by 20% to $1,850.8 million in 2012 compared with $1,546.1 million during 2011, largely due to an increase in the processing of lower grade ore and higher input costs such as labour, energy and consumables.

During 2012, depreciation, depletion and amortization from continuing operations increased by 21% compared with 2011, primarily due to an increase in gold equivalent ounces sold at Chirano, lower mineral reserves at Chirano as at December 31, 2011, and an increase in the depreciable asset base at Paracatu, offset largely by lower gold equivalent ounces sold at Kupol.

Upon completion of its annual assessment of the carrying value of its cash generating units (“CGU”), the Company recorded after-tax impairment charges aggregating $3,206.1 million, comprised of $3,094.8 million for Tasiast and $111.3 million for Chirano. The impairment charge at Tasiast included a charge of $2,130.3 million related to goodwill and a charge of $964.5 million related to property, plant and equipment, net of a tax recovery of $321.5 million. The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test. The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast, and industry-wide increases in capital and operating costs. The impairment charge at Chirano related entirely to goodwill. During 2011, the Company recorded impairment charges relating to goodwill at Tasiast and Chirano of $2,490.1 million and $477.5 million, respectively.

The operating loss from continuing operations was $2,246.6 million compared with an operating loss from continuing operations of $1,575.5 million for 2011. This change was largely due to the impairment charges noted above and increases in production cost of sales and depreciation, depletion and amortization, partially offset by an increase in metal prices realized.

MDA4     KINROSS GOLD 2012 ANNUAL REPORT

The net loss from continuing operations attributable to common shareholders for 2012 was $2,548.8 million or $2.24 per share compared with a net loss attributable to common shareholders of $2,093.4 million or $1.84 per share in 2011. The net loss attributable to common shareholders in 2012 was primarily a result of the operating loss described above. In addition, other income (expense) changed from income of $101.1 million for 2011 to an expense of $2.2 million for 2012. The expense in 2012 was primarily due to an impairment charge of $24.3 million related to certain of the Company’s available-for-sale investments, partially offset by net non-hedge derivative gains of $18.0 million due largely to the impact of the fair value adjustments related to the embedded derivatives on the Company’s convertible senior notes and Canadian dollar denominated common share purchase warrants. Included in other income (expense) in 2011 was a gain on the sale of the Company’s interest in Harry Winston Diamond Corporation (“Harry Winston”) of $30.9 million, net non-hedge derivative gains of $59.1 million due primarily to the impact of the fair value adjustments related to the embedded derivatives on the Company’s convertible senior notes and Canadian dollar denominated common share purchase warrants, and foreign exchange gains of $11.3 million. Income tax expense during 2012 was $261.5 million compared with $496.8 million during 2011. Excluding the impact of a remeasurement of the deferred tax liability for 2012, in the amount of $116.5 million, as a result of the increase in the Ghanaian corporate income tax rate from 25% to 35% and the Chilean corporate income tax rate from 17% to 20%, and the impairment charges for 2012 and 2011, the Company’s effective tax rate was 37.8% compared with 35.6% for 2011. Excluding the impact of these items, the increase in the Company’s effective tax rate was largely due to differences in the level of income in the Company’s operating jurisdictions from one year to the next.

The adjusted net earnings from continuing operations attributable to common shareholders was $879.2 million, or $0.77 per share, for 2012 compared with $850.8 million, or $0.75 per share, for 2011. The 3% increase in adjusted net earnings from continuing operations attributable to common shareholders was mainly due to an increase in metal prices realized.

Net cash flow of continuing operations provided from operating activities during 2012 was $1,302.9 million compared with $1,378.8 million 2011, with the decrease largely due to less favourable working capital changes in 2012 compared with 2011 and higher exploration and business development expenses, partially offset by an increase in margins (metal sales less production cost of sales) as well as cash payments made during 2011 on the close out and early settlement of derivative instruments, with no such payments made in 2012.

The adjusted operating cash flow from continuing operations during 2012 decreased to $1,527.0 million from $1,561.8 million, mainly due to an increase in exploration and business development expenses.

Consolidated production cost of sales from continuing operations per equivalent ounce sold was 20% higher in 2012 compared with 2011, largely due to an increase in the processing of lower grade ore and increases in labour, energy, consumables and other production costs across the Company’s operations.

On May 29, 2012, Kinross announced that it had entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine to a subsidiary of AngloGold Ashanti Ltd. (“AngloGold”). The sale closed on June 28, 2012 and Crixás has been reclassified as a discontinued operation in the current and comparative periods. Net earnings from Crixás during 2012 were $43.9 million, inclusive of an after-tax gain on disposal of $33.8 million.

KINROSS GOLD 2012 ANNUAL REPORT     MDA5

2011 vs. 2010

Kinross’ attributable production from continuing operations increased by 13% in 2011 compared with 2010 due to the inclusion of production from the Tasiast and Chirano mines, which were acquired by the Company from Red Back Mining Inc. (“Red Back”) on September 17, 2010, and the increase in the Company’s interest in Kupol from 75% to 100% on April 27, 2011. In addition, during 2011 production increased at Maricunga due to higher recoveries, tonnes processed, and grades. These increases were partially offset by lower production at Paracatu and Kettle-River Buckhorn due to planned lower grades, processing and recoveries, and at Fort Knox and La Coipa due to an increased reliance on lower grade stockpile ore.

Metal sales from continuing operations in 2011 were $3,842.5 million, a 32% increase compared with 2010. The increase in metal sales during 2011 was attributable to an increase in metal prices realized and higher gold equivalent ounces sold. The average realized gold price per ounce from continuing operations increased by 26% in 2011 compared with 2010, while gold equivalent ounces sold from continuing operations during 2011 increased to 2,637,601 compared with 2,460,019 in 2010, resulting primarily from the addition of production from Tasiast and Chirano. During 2011, the Company realized an average gold price of $1,500 per ounce compared to the average spot gold price of $1,572 per ounce. The variance was primarily due to the gold hedges that were acquired with the Bema acquisition, as they reduced the average price realized by $66 per ounce for the year ended December 31, 2011. The Company had entered into offsetting gold purchase contracts, in 2010 and in early 2011, to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to spot gold price subsequent to the dates these purchase contracts were entered into. During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts. Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into continued to impact metal sales (and the average realized gold price) during 2011 and would continue to do so in the first half of 2012.

Production cost of sales from continuing operations increased by 28% to $1,546.1 million in 2011 compared with $1,211.5 million for 2010. The increase was primarily due to the addition of the Tasiast and Chirano mines, and higher diesel fuel, labour, power, and contractor costs at Paracatu, Round Mountain, and Kettle River-Buckhorn.

Depreciation, depletion and amortization from continuing operations increased to $564.1 million in 2011 compared with $533.4 million for 2010 due primarily to the addition of Tasiast and Chirano. Offsetting the increase from Tasiast and Chirano, was a decline in depreciation, depletion and amortization at Fort Knox, Kettle River-Buckhorn, Kupol, La Coipa, and Paracatu due primarily to a decrease in gold ounces sold.

Upon completion of its annual assessment of the carrying value of its cash generating units, the Company recorded impairment charges relating to goodwill at the Tasiast and Chirano sites of $2,490.1 million and $447.5 million, respectively. The impairment charges were a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end, and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

The operating loss from continuing operations in 2011 was reduced by the higher gold equivalent ounces sold and higher realized metal prices in 2011 compared with 2010.

The net loss from continuing operations attributable to common shareholders in 2011 was $2,093.4 million or $1.84 per share compared with net earnings from continuing operations attributable to common shareholders of $735.3 million or $0.89 per share in 2010. The net loss attributable to common shareholders in 2011 was primarily a result of the operating loss noted above. In 2010, other income included gains of $146.4 million, $95.5 million, and $78.1 million recorded on the Company’s sale of its equity interest in Harry Winston, its interest in Diavik, and sale of one-half of the Company’s interest in Cerro Casale, respectively. In addition, in 2010, the Company recognized a gain of $209.3 million representing the unrealized increase in fair value of its initial investment in Red Back at the time of the acquisition.

MDA6     KINROSS GOLD 2012 ANNUAL REPORT

Adjusted net earnings from continuing operations attributable to common shareholders was $850.8 million, or $0.75 per share for 2011, compared with adjusted net earnings from continuing operations attributable to common shareholders of $460.7 million, or $0.56 per share, for 2010.

Net operating cash flows from continuing operations were $1,378.8 million compared with $957.3 million for 2010. Operating cash flows for 2011 were positively affected by higher metal prices realized compared to 2010. This increase was partially offset by cash payments on the close out and early settlement of derivative instruments acquired with the Bema acquisition.

The adjusted operating cash flow from continuing operations in 2011 was $1,561.8 million compared with $1,066.8 million for 2010, primarily due to higher gold equivalent ounces sold and higher realized gold prices in 2011 compared with 2010.

Mineral Reserves1

Kinross’ total estimated proven and probable mineral reserves at year-end 2012 were approximately 59.6 million ounces of gold, a net decrease of approximately 3.0 million ounces compared with year-end 2011. The net year-over-year decrease in gold reserve estimates was primarily due to production depletion and the impact of cost and price assumptions. The gold price assumption used was $1,200 per ounce, consistent with the price used in the 2011 gold reserve estimate. Notable changes by site included approximate reductions of 1.6 million gold ounces at Maricunga, 0.7 million ounces at Fort Knox, and 0.6 million ounces at Kupol, partially offset by approximate additions of 0.6 million ounces at Paracatu and 0.5 million gold ounces at Tasiast.

Proven and probable silver reserves at year-end 2012 were estimated at 68.2 million ounces, a net decrease of 16.6 million ounces compared with year-end 2011, primarily the result of depletion of 8.9 million ounces at La Coipa and 7.3 million ounces at Kupol.

Proven and probable copper reserves at year-end 2012 were estimated at 1.4 billion pounds, unchanged from year-end 2011.

1
For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company’s press release filed with Canadian and U.S. regulators on February 13, 2013.

KINROSS GOLD 2012 ANNUAL REPORT     MDA7

2. IMPACT OF KEY ECONOMIC TRENDS

Price of Gold – Five Year Price Performance

Source: Bloomberg

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2012 the price of gold fluctuated between a low of $1,527 per ounce in May to a high of $1,796 per ounce in October. The average price for the year based on the London Bullion Market Association PM Fix was $1,669 per ounce, a $97 increase over the 2011 average price of $1,572 per ounce. The major influences on the gold price during 2012 included strong investment/bar hoarding demand and continued official sector purchases, offset by weaker jewelry and fabrication demand. In addition, the gold price was also affected by continuing uncertainty relating to the global economy, particularly in regards to European sovereign debt, the slowing of the Chinese economy, and the United States Federal Reserve’s quantitative easing program.

Source: London Bullion Marketing Association London PM Fix, Bloomberg, GFMS, Company records

MDA8     KINROSS GOLD 2012 ANNUAL REPORT

Gold Supply and Demand Fundamentals

Source: GFMS Gold Survey 2012

Total gold supply decreased a modest 0.7% in 2012 relative to 2011, with global gold mine production increasing 0.2% and recycled gold decreasing 1.6%. Mine production and recycled gold have been the dominant sources of gold supply, and in 2012 they represented approximately 63% and 37% of total supply, respectively.

Overall, the limited supply of gold to the market has been a positive influence on the price of gold, as the growth in both mine production and recycled gold has levelled off. For the third year in a row, central banks have not been a source of supply to the market, but have rather been net buyers, as noted below.

KINROSS GOLD 2012 ANNUAL REPORT     MDA9

Source: GFMS 2012 Gold Survey

Overall demand marginally decreased by approximately 0.7% in 2012 relative to 2011. With gold prices increasing, particularly in many of the traditional gold market currencies such as the Indian rupee, fabrication demand is estimated to have decreased by 5.3% in 2012 relative to 2011. The decrease largely occurred in India, Europe, the United States, and the Middle-East. Bar hoarding and implied net investment demand grew by approximately 1.2% in 2012, while net producer de-hedging contributed a small 20 tonnes of demand. Central banks, which had been net sellers of gold for several years until they became net buyers in 2010, continued to increase purchases which were up 17.3% in 2012 compared to 2011. This was primarily driven by very low sales by signatories to the Central Bank Gold Agreement and continued buying by central banks outside of the Central Bank Gold Agreement in order to diversify their foreign exchange holdings.

If gold prices continue to increase, and the global economy continues to experience an economic slowdown caused by the European sovereign debt crisis and the slowing of the Chinese economy, growth in fabrication and jewelry demand may be affected in the coming year.

The Company generally has a ‘‘no gold hedge’’ policy. However, the Company may acquire gold and/or silver hedge or derivative product obligations as a result of an acquisition or under financing arrangements. A hedge program can protect the Company against future declines in price and may result in the Company not fully benefiting from future price increases.

MDA10     KINROSS GOLD 2012 ANNUAL REPORT

Source: London Bullion Marketing Association London PM Fix

During 2012, the Company realized an average gold price of $1,643 per ounce compared to the average spot gold price of $1,669 per ounce.

The variance was primarily due to gold hedges that were acquired with the Bema acquisition, as they reduced the average price realized by $20 per ounce for the year ended December 31, 2012. The Company entered into offsetting gold purchase contracts in 2010 and in early 2011 to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to spot gold price subsequent to dates these purchase contracts were entered into. During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts. Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into continued to impact metal sales (and the average realized gold price) during 2011 and up to June 30, 2012.

KINROSS GOLD 2012 ANNUAL REPORT     MDA11

Inflationary Cost Pressures

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced modest increases in fuel costs in 2012, reflecting global oil and fuel price increases that occurred during the same period. Kinross continues to actively manage its exposure to energy costs by entering into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

MDA12     KINROSS GOLD 2012 ANNUAL REPORT

Currency Fluctuations

Source: Bloomberg

At the Company’s non-U.S. mining operations and exploration activities, which are located in Brazil, Chile, Ecuador, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to high market volatility over the course of the year. Approximately 75% of the Company’s expected attributable production in 2013 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

KINROSS GOLD 2012 ANNUAL REPORT     MDA13

3. OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 10 – Risk Analysis.

Unless otherwise stated “attributable” production includes only Kinross’ share of Chirano production (90%). Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the consolidated financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Approximately 60%-70% of the Company’s costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $9 impact in production cost per ounce2.

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

In 2013, Kinross expects to produce approximately 2.4 to 2.6 million gold equivalent ounces from its current operations. Production cost of sales per gold equivalent ounce is expected to be in the range of $740 to $790 for 2013.

On a by-product accounting basis, Kinross expects to produce 2.3 to 2.4 million ounces of gold and 6.5 to 7.5 million ounces of silver at an average production cost of sales per gold ounce of approximately $690 to $740.

The Company is part of a World Gold Council (“WGC”) process that is seeking industry consensus on adopting formal guidelines for reporting all-in costs associated with producing gold. To provide more information on its costs as the WGC process continues, Kinross is independently reporting an all-in sustaining cost that is defined as the sum of: production cost of sales; silver by-product credits; general and administrative expenses; sustaining business development and exploration costs; sustaining capital (including related capitalized interest); and a portion of other operating costs. Based on this definition, the Company has forecast an all-in sustaining cost of $1,100-$1,200 per gold ounce sold on a by-product basis for full-year 2013.

Material assumptions used to forecast 2013 production costs are: a gold price of $1,600 per ounce, a silver price of $30 per ounce, an oil price of $90 per barrel, and foreign exchange rates of 2.05 Brazilian reais to the U.S. dollar, 1.00 Canadian dollar to the U.S. dollar, 32 Russian roubles to the U.S. dollar, 475 Chilean pesos to the U.S. dollar, 2.00 Ghanaian cedi to the U.S. dollar, 290 Mauritanian ouguiya to the U.S. dollar, and 1.25 U.S. dollars to the Euro. Taking into account existing currency and oil hedges respectively, a 10% change in foreign currency exchange rates would be expected to result in an approximate $9 impact on our production cost of sales per ounce, a $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on our production costs per ounce, and a $100 change in the price of gold would be expected to result in an approximate $3 impact on our production costs per ounce as a result of a change in royalties.

Capital expenditures for 2013 are forecast to be approximately $1.6 billion. Of this amount, capital expenditures at existing operations are expected to be approximately $760 million. Capital expenditures related to growth projects, primarily for Tasiast, are expected to be approximately $750 million with the remaining balance of approximately $90 million related to capitalized interest and capitalized exploration.

The 2013 forecast for exploration and business development expenses is approximately $210 million, of which $160 million is forecast for exploration. Capitalized exploration is forecast to be $10 million, for total 2013 forecast exploration expenditures of $170 million.

2
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

MDA14     KINROSS GOLD 2012 ANNUAL REPORT

Other operating costs for 2013 are forecast to be $90 million, of which $45 million are costs related to the Tasiast expansion that cannot be capitalized and $30 million are related to La Coipa. General and administrative expense is forecast to be approximately $180 million. Included in the expenses listed above is approximately $45 million related to equity-based compensation.

The Company’s tax rate in 2013 is forecast to be in the range of 33% to 39% and depreciation, depletion and amortization is forecast to be approximately $300 per gold equivalent ounce.

KINROSS GOLD 2012 ANNUAL REPORT     MDA15

4. PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast expansion project

As previously disclosed, Kinross expects to complete a pre-feasibility study (PFS) for construction of a mid-sized CIL mill in the 30,000 tonne per day (tpd) range in the first quarter of 2013. The Company has made the decision not to proceed with further study or implementation of a 60,000 tpd mill option. Work to date on the PFS suggests that while a smaller mill would result in lower annual production than the 60,000 tpd option, it would reduce capital requirements and execution risk, provide improved per ounce margins and cash flow, and preserve future optionality and expandability. The Company expects to release the results of the PFS in April.

Work continues on building basic infrastructure improvements at Tasiast, as the new tailings pumping system, West Branch dump leach pads, interim water supply and other non-process buildings were brought into operation during the quarter. Work is nearing completion on the permanent camp and work is progressing well on the power station, truck shop and other facilities. Permitting, engineering and bidding for a permanent seawater supply system is progressing as expected.

Dvoinoye

Construction at Dvoinoye made good progress through the fourth quarter of 2012. The project remains on schedule and on budget and is expected to commence full production in 2013. As scheduled, the first shipment of ore to Kupol is expected in the second half of the year.

Underground development for the quarter is progressing ahead of plan, with 5,524 metres of development completed at year-end and the installation of the permanent main ventilation fans. Construction of the surface infrastructure and facilities is approximately 60% complete. All necessary permits for the current scope of underground development and construction activities are in place, including approval for the mine design. Procurement and engineering activities for all remaining work are proceeding as expected.

Fruta del Norte

The Company and the Government of Ecuador continue to make progress on negotiating the terms and conditions of the exploitation and investment protection agreements and have reached conceptual understanding in a number of key areas.

Under current arrangements with the government, the parties remain in the economic evaluation phase until August 1, 2013, during which time the objective is to reach agreement on the terms and conditions of both the exploitation and investment protection agreements.

The Government of Ecuador has the discretion to provide an extension of the economic evaluation phase up to 1.5 years beyond August 1, 2013 if the parties have not signed the agreements by that date. Alternatively, the parties may jointly declare a phase change from economic evaluation to exploitation, which requires completing and signing the exploitation agreement within the first six months of the commencement of this phase. It remains Kinross’ position that an investment protection agreement be signed at the same time as the exploitation agreement.

While the parties are working collaboratively to meet this deadline, there is no guarantee that further extensions will be granted by the government, or that mutually acceptable exploitation and investment protection agreements will be reached prior to August 1, 2013, or within the first six months of the above-noted phase change. In such circumstances, the Company may be required to forfeit the La Zarza (Fruta del Norte) concession and related project infrastructure to the government.

The Company understands that various legislative proposals to enhance the fiscal and legal mining regime in Ecuador (including the windfall profits tax) remain under consideration by the government.

MDA16     KINROSS GOLD 2012 ANNUAL REPORT

Recent transactions

Completion of term loan and increase in revolving credit facility

On August 17, 2012, Kinross completed a three-year, $1,000.0 million term loan that will mature on August 10, 2015, and has no mandatory amortization payments. Kinross also announced that it amended its unsecured revolving credit facility to increase available credit to $1.5 billion from $1.2 billion, and extended the term to August 10, 2017 from March 31, 2015.

Sale of Crixás

In line with Kinross’ strategy of portfolio optimization and focusing its resources on the Company’s core operations, the Company announced on May 29, 2012, that it had, through one of its subsidiaries, entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine to a subsidiary of AngloGold. The transaction closed on June 28, 2012, and Kinross received gross proceeds of $220.0 million, and recognized an after-tax gain on disposal of $33.8 million in the second quarter of 2012.

Other Developments

Executive appointments

Kinross appointed J. Paul Rollinson as Chief Executive Officer and a member of the Board of Directors, effective August 1, 2012. Mr. Rollinson replaced Tye W. Burt.

Kinross appointed Brant Hinze as President and Chief Operating Officer and Geoffrey P. Gold as Executive Vice-President, Corporate Development and Chief Legal Officer, effective August 9, 2012.

The Company appointed Tony S. Giardini as Executive Vice-President and Chief Financial Officer, effective December 1, 2012. Mr. Giardini replaced Paul H. Barry.

Board of Directors update

George F. Michals retired from the Kinross Board of Directors. Mr. Michals served on the Kinross Board since 2003.

KINROSS GOLD 2012 ANNUAL REPORT     MDA17

5. CONSOLIDATED RESULTS OF OPERATIONS

	Years ended December 31,			2012 vs 2011		2011 vs 2010
(in millions, except ounces and gold price)	2012	2011	2010	Change	% Change	Change	% Change(e)
Operating Statistics
Total gold equivalent ounces (a), (d)
Produced (b)	2,678,131	2,702,573	2,527,695	(24,442)	(1%)	174,878	7%
Sold (b)	2,654,107	2,701,358	2,537,175	(47,251)	(2%)	164,183	6%

Gold equivalent ounces from continuing operations (a),(c)
Produced (b)	2,647,137	2,635,990	2,452,918	11,147	0%	183,072	7%
Sold (b)	2,621,343	2,637,601	2,460,019	(16,258)	(1%)	177,582	7%

Total attributable gold equivalent ounces (a), (d)
Produced (b)	2,648,807	2,610,373	2,334,104	38,434	1%	276,269	12%
Sold (b)	2,624,242	2,611,287	2,343,505	12,955	0%	267,782	11%

Attributable gold equivalent ounces from continuing operations (a),(c)
Produced (b)	2,617,813	2,543,790	2,259,327	74,023	3%	284,463	13%
Sold (b)	2,591,478	2,547,530	2,266,349	43,948	2%	281,181	12%

Gold ounces - sold from continuing operations (c)	2,421,447	2,362,268	2,274,957	59,179	3%	87,311	4%
Silver ounces - sold from continuing operations (000’s) (c)	10,717	12,142	11,272	(1,425)	(12%)	870	8%
Average realized gold price ($/ounce) from continuing operations (c)	$1,643	$1,500	$1,189	$143	10%	$311	26%

Financial Data from Continuing Operations (c)
Metal sales	$4,311.4	$3,842.5	$2,915.4	$468.9	12%	$927.1	32%
Production cost of sales	$1,850.8	$1,546.1	$1,211.5	$304.7	20%	$334.6	28%
Depreciation, depletion and amortization	$681.2	$564.1	$533.4	$117.1	21%	$30.7	6%
Impairment charges	$3,527.6	$2,937.6	$-	$590.0	20%	$2,937.6	nm
Operating earnings (loss)	$(2,246.6)	$(1,575.5)	$610.2	$(671.1)	(43%)	$(2,185.7)	nm
Net earnings (loss) from continuing operations attributable to common shareholders	$(2,548.8)	$(2,093.4)	$735.3	$(455.4)	(22%)	$(2,828.7)	nm

(a)	Total includes 100% of Kupol and Chirano production. “Attributable” includes Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2012 - 53.56:1, 2011 - 44.65:1, and 2010 - 60.87:1.

(c)	The comparative figures have been recast to exclude Crixás’ results due to its disposal on June 28, 2012.

(d)	The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.

(e)	“nm” means not meaningful.

MDA18     KINROSS GOLD 2012 ANNUAL REPORT

Operating Earnings (Loss) by Segment

	Years ended December 31,			2012 vs 2011		2011 vs 2010
(in millions)	2012	2011	2010	Change	% Change	Change	% Change(d)
Operating segments (c)
Fort Knox	$260.9	$189.1	$178.4	$71.8	38%	$10.7		6%
Round Mountain	151.2	135.6	91.7	15.6	12%	43.9		48%
Kettle River-Buckhorn	90.2	115.1	79.6	(24.9)	(22%)	35.5		45%
Kupol	495.5	379.8	386.8	115.7	30%	(7.0)		(2%)
Paracatu	284.2	316.1	271.1	(31.9)	(10%)	45.0		17%
La Coipa	67.8	67.9	67.1	(0.1)	(0%)	0.8		1%
Maricunga	178.9	239.2	54.7	(60.3)	(25%)	184.5		nm
Tasiast (a)	(3,466.8)	(2,420.0)	(14.5)	(1,046.8)	(43%)	(2,405.5)		nm
Chirano (a)	(8.3)	(316.6)	16.1	308.3	97%	(332.7)		nm
Non-operating segments
Fruta del Norte	(6.9)	(4.1)	(293.4)	(2.8)	(68%)	289.3		99%
Corporate and Other (b)	(293.3)	(277.6)	(227.4)	(15.7)	(6%)	(50.2)		(22%)
Total	$(2,246.6)	$(1,575.5)	$610.2	$(671.1)	(43%)	$(2,185.7)		nm
Discontinued operation
Crixás	$16.6	$33.0	$38.7	$(16.4)	(50%)	$(5.7)	(15	% )

(a)	The Tasiast and Chirano mines were acquired with the acquisition of Red Back on September 17, 2010.

(b)
“Corporate and Other” includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (Lobo-Marte and White Gold).

(c)	Crixás’ results for the current and prior periods are excluded due to its disposal on June 28, 2012.

(d)	“nm” means not meaningful.

KINROSS GOLD 2012 ANNUAL REPORT     MDA19

Mining operations

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,
	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	25,937	8,036	17,901	223%
Tonnes processed (000’s) (a)	43,153	31,078	12,075	39%
Grade (grams/tonne)(b)	0.69	0.56	0.13	23%
Recovery(b)	84.0%	78.1%	5.9%	8%
Gold equivalent ounces:
Produced	359,948	289,794	70,154	24%
Sold	333,438	287,519	45,919	16%

Financial Data (in millions)
Metal sales	$556.3	$454.0	$102.3	23%
Production cost of sales	221.2	199.1	22.1	11%
Depreciation, depletion and amortization	66.8	57.6	9.2	16%
	268.3	197.3	71.0	36%
Exploration and business development	7.4	6.9	0.5	7%
Other	-	1.3	(1.3)	(100%)
Segment operating earnings	$260.9	$189.1	$71.8	38%

(a)	Includes 29,950,000 tonnes placed on the heap leach pad during 2012 compared with 17,575,000 tonnes placed on the heap leach pad during 2011.

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.31 grams per tonne during 2012 and 0.33 grams per tonne during 2011. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2012 vs. 2011

Tonnes of ore mined increased to 25,937,000 in 2012 from 8,036,000 in 2011 due to planned mine sequencing. Tonnes of ore processed in 2012 increased by 39% compared with 2011, mainly due to an increase in tonnage placed on the heap leach pads. Mill grades in 2012 were higher by 23% compared with 2011 due to planned mine sequencing, which involved more higher grade pit ore being processed through the mill compared with lower grade stockpiled ore. Mill recoveries increased by 8% in 2012 compared with 2011 due to several initiatives undertaken by management during the first quarter of 2012, including water and reagent management. Gold equivalent ounces produced increased by 24% compared with 2011, mainly due to an increase in tonnes processed, and higher mill grades and recoveries, offset partially by a slightly lower average grade of ore placed on the heap leach pads.

Metal sales were 23% higher in 2012 compared with 2011. The increase in gold equivalent ounces sold accounted for 71% of the $102.3 million increase, with the remainder attributable to an increase in metal prices realized. Production cost of sales increased by 11% compared with 2011, primarily due to an increase in gold equivalent ounces sold and higher labour, fuel and energy costs. Depreciation, depletion and amortization were 16% higher in 2012, largely due to an increase in gold equivalent ounces sold in 2012 and an increase in the depreciable asset base, offset partially by an increase in mineral reserves at December 31, 2011.

MDA20     KINROSS GOLD 2012 ANNUAL REPORT

Round Mountain (50% ownership and operator; Barrick 50% ownership) – USA

	Years ended December 31,
	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)(a)	20,622	27,334	(6,712)	(25%)
Tonnes processed (000’s)(a), (b)	20,670	26,034	(5,364)	(21%)
Grade (grams/tonne)(b)	0.78	0.96	(0.18)	(19%)
Recovery (b)	73.2%	75.4%	(2.2%)	(3%)
Gold equivalent ounces:
Produced	192,330	187,444	4,886	3%
Sold	190,592	185,385	5,207	3%

Financial Data (in millions)
Metal sales	$317.2	$295.0	$22.2	8%
Production cost of sales	136.7	129.2	7.5	6%
Depreciation, depletion and amortization	28.2	28.7	(0.5)	(2%)
	152.3	137.1	15.2	11%
Exploration and business development	1.1	0.6	0.5	83%
Other	-	0.9	(0.9)	(100%)
Segment operating earnings	$151.2	$135.6	$15.6	12%

(a)
Tonnes of ore mined/processed represent 100% of operations. Includes 17,044,000 tonnes placed on the heap leach pad during 2012 compared with 23,192,000 tonnes placed on the heap leach pad during 2011.

(b)
Ore placed on the heap leach pad had an average grade of 0.43 grams per tonne during 2012 compared with 0.45 grams per tonne during 2011. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. (“Echo Bay”) on January 31, 2003.

2012 vs. 2011

Tonnes of ore mined decreased by 25% compared with 2011 due to planned mine sequencing. Tonnes of ore processed were 21% lower in 2012 compared with 2011 due to a decline in tonnes of ore mined, which resulted in less tonnage being placed on the heap leach pads, offset partially by an increase in mill throughput. Mill and heap leach grades were lower in 2012 compared with 2011 due to planned mine sequencing. During 2012, gold equivalent ounces produced and sold were 3% higher compared with 2011, primarily due to improved leach performance, partially offset by a decrease in tonnes processed and lower gold grades.

Metal sales were 8% higher in 2012 compared with 2011 due to higher metal prices realized and an increase in gold equivalent ounces sold. Production cost of sales increased by 6% compared with 2011, primarily due to an increase in gold equivalent ounces sold, and higher labour, reagent, and royalty costs, offset partially by lower contractor costs. Depreciation, depletion and amortization were 2% lower than in 2011, primarily due to an increase in mineral reserves at December 31, 2011, offset partially by an increase in gold equivalent ounces sold.

KINROSS GOLD 2012 ANNUAL REPORT     MDA21

Kettle River – Buckhorn (100% ownership and operator) – USA

	Years ended December 31,
	2012	2011	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000’s)	386	450	(64)	(14%)
Tonnes processed (000’s)	405	443	(38)	(9%)
Grade (grams/tonne)	13.27	13.77	(0.50)	(4%)
Recovery	92.1%	89.2%	2.9%	3%
Gold equivalent ounces:
Produced	156,093	175,292	(19,199)	(11%)
Sold	156,966	178,269	(21,303)	(12%)

Financial Data (in millions)
Metal sales	$260.1	$279.4	$(19.3)	(7%)
Production cost of sales	75.6	74.9	0.7	1%
Depreciation, depletion and amortization	73.9	80.9	(7.0)	(9%)
	110.6	123.6	(13.0)	(11%)
Exploration and business development	18.0	8.9	9.1	102%
Other	2.4	(0.4)	2.8	nm
Segment operating earnings	$90.2	$115.1	$(24.9)	(22%)

(a)	“nm” means not meaningful.

The Kettle River – Buckhorn properties are located in Ferry County in the State of Washington. Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

2012 vs. 2011

During 2012 tonnes of ore mined and processed declined by 14% and 9%, respectively, compared with 2011 due to planned mine sequencing. Grades declined by 4% compared with 2011, also due to planned mine sequencing. Recoveries increased by 3% compared with 2011 as a result of flotation optimization. Gold equivalent ounces produced and sold were 11% and 12% lower, respectively, compared with 2011, primarily due to lower tonnes processed and gold grades, offset partially by higher recoveries. Gold equivalent ounces sold in 2012 exceeded production due to timing of shipments.

Metal sales declined by 7% in 2012 compared with the same period in 2011, due to the decrease in gold equivalent ounces sold, partially offset by an increase in metal prices realized. Production cost of sales increased by 1% compared with 2011, primarily due to increases in labour and reagent costs as a result of processing lower grade ore, offset largely by lower gold equivalent ounces sold. Depreciation, depletion and amortization were lower by 9% compared with 2011, primarily due to the decrease in gold equivalent ounces sold.

MDA22     KINROSS GOLD 2012 ANNUAL REPORT

Kupol (100% ownership and operator) – Russian Federation (a)

	Years ended December 31,
	2012	2011	Change	% Change (d)
Operating Statistics
Tonnes ore mined (000’s) (b)	1,260	1,287	(27)	(2%)
Tonnes processed (000’s) (b)	1,299	1,238	61	5%
Grade (grams/tonne):
Gold	12.06	13.37	(1.31)	(10%)
Silver	169.59	195.31	(25.72)	(13%)
Recovery:
Gold	93.5%	93.8%	(0.3%)	(0%)
Silver	85.4%	83.9%	1.5%	2%
Gold equivalent ounces: (b),(c)
Produced	578,252	653,063	(74,811)	(11%)
Sold	578,235	655,325	(77,090)	(12%)
Silver ounces: (b)
Produced (000’s)	6,032	6,590	(558)	(8%)
Sold (000’s)	6,038	6,740	(702)	(10%)

Financial Data (in millions)
Metal sales	$910.3	$761.1	$149.2	20%
Production cost of sales	272.9	247.8	25.1	10%
Depreciation, depletion and amortization	107.7	123.5	(15.8)	(13%)
	529.7	389.8	139.9	36%
Exploration and business development	27.5	8.9	18.6	209%
Other	6.7	1.1	5.6	nm
Segment operating earnings	$495.5	$379.8	$115.7	30%

(a)	As of April 27, 2011, Kinross increased its ownership in Kupol from 75% to 100%.

(b)	Tonnes of ore mined/processed, production and sales represents 100%.

(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2012 - 53.56:1, 2011 - 44.65:1.

(d)	“nm” means not meaningful.

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007 through the acquisition of Bema. The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011.

2012 vs. 2011

Tonnes of ore mined were 2% lower compared with 2011 due to the completion of open pit mining in 2011. Tonnes of ore processed increased by 5% compared with 2011 due to higher mill throughput. Gold and silver grades decreased by 10% and 13%, respectively, compared with 2011 consistent with plan. Gold equivalent ounces produced were 11% lower compared with 2011, largely due to lower grades, lower silver production and a less favourable gold equivalent ratio, offset partially by higher tonnes processed.

Metal sales were higher by 20% compared with 2011 due to higher metal prices realized, partially offset by the lower gold equivalent ounces sold. Metal prices realized were lower in 2011 due to the impact of gold hedges that were acquired with the Bema acquisition. Production cost of sales increased by 10% compared with 2011, largely due to higher unit costs associated with processing lower grade ore and higher input costs relating to labour and diesel, partially offset by a decrease in gold equivalent ounces sold. Depreciation, depletion and amortization were 13% lower compared with 2011 due largely to a decrease in gold equivalent ounces sold.

KINROSS GOLD 2012 ANNUAL REPORT     MDA23

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,
	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	55,000	44,434	10,566	24%
Tonnes processed (000’s)	52,976	44,532	8,444	19%
Grade (grams/tonne)	0.38	0.42	(0.04)	(10%)
Recovery	72.7%	75.2%	(2.5%)	(3%)
Gold equivalent ounces:
Produced	466,709	453,396	13,313	3%
Sold	471,387	449,605	21,782	5%

Financial Data (in millions)
Metal sales	$785.1	$709.7	$75.4	11%
Production cost of sales	415.4	323.9	91.5	28%
Depreciation, depletion and amortization	85.3	60.7	24.6	41%
	284.4	325.1	(40.7)	(13%)
Exploration and business development	0.2	0.1	0.1	100%
Other	-	8.9	(8.9)	(100%)
Segment operating earnings	$284.2	$316.1	$(31.9)	(10%)

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX Gold Inc. (“TVX”) on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2012 vs. 2011

Tonnes of ore mined were higher by 24% compared with 2011 due to mine sequencing and increased availability of mining equipment. During 2012 tonnes processed were higher by 19% compared with 2011, mainly due to the increased processing capacity provided by the third ball mill and more favourable weather conditions. Grades were lower by 10% compared with 2011 due to planned mine sequencing. Recoveries were 3% lower compared with 2011, mainly due to the decline in gold grades and delays experienced in the desulphurization and flash flotation process. Gold equivalent ounces produced were 3% higher compared with 2011, primarily due to an increase in tonnes processed, partially offset by a decline in grades and recoveries. Gold equivalent ounces sold in 2012 exceeded production due to timing of shipments.

In 2012, metal sales increased by 11% compared with 2011 due to an increase in metal prices realized and higher gold equivalent ounces sold. During 2012 production cost of sales increased by 28% compared with 2011, primarily due to lower grades and recoveries, higher labour, consumable, and energy costs and an increase in gold equivalent ounces sold, offset partially by a decrease in contractor costs. Depreciation, depletion and amortization were 41% higher compared with 2011, largely due to an increase in the depreciable asset base.

MDA24     KINROSS GOLD 2012 ANNUAL REPORT

La Coipa (100% ownership and operator) – Chile

	Years ended December 31,
	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	2,989	2,137	852	40%
Tonnes processed (000’s)	5,441	4,278	1,163	27%
Grade (grams/tonne):
Gold	0.75	0.71	0.04	6%
Silver	46.33	64.02	(17.69)	(28%)
Recovery:
Gold	80.6%	78.7%	1.9%	2%
Silver	47.8%	51.2%	(3.4%)	(7%)
Gold equivalent ounces: (a)
Produced	178,867	178,287	580	0%
Sold	175,212	191,032	(15,820)	(8%)
Silver ounces:
Produced (000’s)	3,882	4,520	(638)	(14%)
Sold (000’s)	3,920	4,760	(840)	(18%)

Financial Data (in millions)
Metal sales	$292.7	$255.4	$37.3	15%
Production cost of sales	169.2	145.5	23.7	16%
Depreciation, depletion and amortization	49.7	28.5	21.2	74%
	73.8	81.4	(7.6)	(9%)
Exploration and business development	5.6	9.2	(3.6)	(39%)
Other	0.4	4.3	(3.9)	(91%)
Segment operating earnings	$67.8	$67.9	$(0.1)	(0%)

(a)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2012 - 53.56:1, 2011 - 44.65:1.

The Company acquired its original 50% ownership interest in the La Coipa open pit mine in the acquisition of TVX on January 31, 2003. On December 21, 2007 the Company completed an asset Purchase and Sale Agreement with Goldcorp whereby the interests in two Canadian mines were sold and the remaining 50% interest in La Coipa was acquired. Included in the results of La Coipa is its 65% interest in the Puren deposit.

2012 vs. 2011

Tonnes of ore mined increased by 40% compared with 2011 due to mine sequencing. Tonnes of ore processed were higher by 27% compared with 2011, primarily due to planned reliance on stockpiled ore, which led to grade and recovery variances. Gold equivalent ounces produced in 2012 were in line with 2011, primarily due to an increase in tonnes processed and higher gold grades, offset largely by lower silver grades and recoveries, and a less favourable gold equivalent ratio. Gold equivalent ounces sold decreased by 8% compared with 2011, largely due to the timing of shipments in 2011. In 2011, gold equivalent ounces sold exceeded production as shipments produced in 2010 were sold during 2011.

Metal sales were 15% higher compared with 2011 due to an increase in metal prices realized, partially offset by a decrease in gold equivalent ounces sold. In addition, during 2011, metal prices realized were lower due to the impact of the Company’s silver hedges related to production at the Puren deposit. No such contracts existed during 2012. Production cost of sales increased by 16%, largely due to lower silver grades and recoveries, higher input costs relating to maintenance, labour and power, partially offset by the decline in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 74% compared with 2011, primarily due to a decline in mineral reserves at December 31, 2011 and an increase in the depreciable asset base, partially offset by a decrease in the gold equivalent ounces sold.

KINROSS GOLD 2012 ANNUAL REPORT     MDA25

Maricunga (100% ownership and operator) – Chile

	Years ended December 31,
	2012	2011	Change	% Change(b)
Operating Statistics (a)
Tonnes ore mined (000’s)	18,412	15,394	3,018	20%
Tonnes processed (000’s)	15,193	15,258	(65)	(0%)
Grade (grams/tonne)	0.64	0.82	(0.18)	(22%)
Gold equivalent ounces:
Produced	236,369	236,249	120	0%
Sold	237,294	230,828	6,466	3%

Financial Data (in millions)
Metal sales	$395.0	$364.7	$30.3	8%
Production cost of sales	184.8	105.5	79.3	75%
Depreciation, depletion and amortization	22.1	19.2	2.9	15%
	188.1	240.0	(51.9)	(22%)
Exploration and business development	0.8	0.3	0.5	167%
Other	8.4	0.5	7.9	nm
Segment operating earnings	$178.9	$239.2	$(60.3)	(25%)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(b)	“nm” means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema.

2012 vs. 2011

Tonnes of ore mined were 20% higher compared with 2011 due to mine sequencing. Gold equivalent ounces produced were in line with 2011, primarily due to improved metallurgical release, offset largely by the planned decline in gold grades. During 2012, gold equivalent ounces sold exceeded production due to timing of shipments.

Metal sales increased by 8% compared with 2011 due to higher metal prices realized and an increase in gold equivalent ounces sold. Production cost of sales were 75% higher compared with 2011 due to lower grades, higher labour cost and increased consumables to draw additional ounces out of the heap leach pad. During 2012, depreciation, depletion and amortization were 15% higher compared with 2011, largely due to an increase in the depreciable asset base and an increase in the gold equivalent ounces sold.

MDA26     KINROSS GOLD 2012 ANNUAL REPORT

Tasiast (100% ownership and operator) – Mauritania

	Years ended December 31,
	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	23,578	11,836	11,742	99%
Tonnes processed (000’s) (a)	13,600	11,454	2,146	19%
Grade (grams/tonne) (b)	1.57	2.02	(0.45)	(22%)
Recovery (b)	89.0%	88.4%	0.6%	1%
Gold equivalent ounces:
Produced	185,334	200,619	(15,285)	(8%)
Sold	179,568	196,961	(17,393)	(9%)

Financial Data (in millions)
Metal sales	$297.0	$308.9	$(11.9)	(4%)
Production cost of sales	159.7	138.2	21.5	16%
Depreciation, depletion and amortization	75.4	63.5	11.9	19%
Impairment charges	3,416.3	2,490.1	926.2	37%
	(3,354.4)	(2,382.9)	(971.5)	(41%)
Exploration and business development	74.6	24.8	49.8	201%
Other	37.8	12.3	25.5	207%
Segment operating loss	$(3,466.8)	$(2,420.0)	$(1,046.8)	(43%)

(a)	Includes 11,047,000 tonnes placed on the dump leach pad during 2012 compared with 8,845,000 tonnes placed on the dump leach pad during 2011.

(b)
Amount represents mill grade and recovery only. Ore placed on the dump leach pad had an average grade of 0.53 grams per tonne during 2012 and 0.59 grams per tonne during 2011. Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back that it did not previously own.

2012 vs. 2011

Tonnes of ore mined increased by 99% compared with 2011 due to increased mining activity and equipment required to access the main West Branch ore body. During 2012, tonnes of ore processed were 19% higher compared with 2011, largely due to an increase in tonnes placed on the dump leach pad. Gold grades declined by 22% compared with 2011, primarily due to variability in the gold grades encountered in the Piment zone. Gold equivalent ounces produced were lower by 8% compared with 2011, primarily due to lower gold grades and lower mill tonnes processed, as a result of ore hardness, partially offset by an increase in tonnes delivered to the dump leach pad and the impact of the Adsorption, Desorption and Refining plant, which was commissioned during the year.

During 2012, metal sales decreased by 4% compared with 2011 due to a decline in gold equivalent ounces sold, partially offset by an increase in metal prices realized. Production cost of sales increased by 16% compared with 2011 due to lower grades, higher labour, maintenance, consumable and energy costs associated with increased mining activity and the overall expansion of the site. Depreciation, depletion and amortization were higher by 19% compared with 2011, mainly due to an increase in the depreciable asset base associated with the expansion of the site. The increase in exploration and business development costs from $24.8 million in 2011 to $74.6 million in 2012 was largely due to a shift in the nature of exploration activity, from resource definition, which is capitalized, to near mine and district activities, which are expensed. Other costs increased from $12.3 million in 2011 to $37.8 million, primarily due to increases in recruiting, training, administrative and consulting costs.

During 2012, the Company recorded impairment charges at Tasiast aggregating $3,416.3 million, comprised of $2,130.3 million related to goodwill and $1,286.0 million related to property, plant and equipment. The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test. The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast and industry-wide increases in capital and operating costs.

KINROSS GOLD 2012 ANNUAL REPORT     MDA27

Chirano (90% ownership and operator) – Ghana

	Years ended December 31,
	2012	2011	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000’s) (a)	4,728	3,893	835	21%
Tonnes processed (000’s) (a)	3,381	3,572	(191)	(5%)
Grade (grams/tonne)	2.91	2.47	0.44	18%
Recovery	93.0%	91.6%	1.4%	2%
Gold equivalent ounces: (a)
Produced	293,235	261,846	31,389	12%
Sold	298,651	262,677	35,974	14%

Financial Data (in millions)
Metal sales	$497.7	$414.3	$83.4	20%
Production cost of sales	215.3	182.0	33.3	18%
Depreciation, depletion and amortization	163.3	95.5	67.8	71%
Impairment charges	111.3	447.5	(336.2)	(75%)
	7.8	(310.7)	318.5	103%
Exploration and business development	9.5	4.7	4.8	102%
Other	6.6	1.2	5.4	nm
Segment operating loss	$(8.3)	$(316.6)	$308.3	97%

(a)	Tonnes of ore mined/processed, production and sales represents 100%.

(b)	“nm” means not meaningful

On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back that it did not previously own.

The Company owns a 90% interest in the Chirano mine. A 10% carried interest is held by the government of Ghana.

2012 vs. 2011

Tonnes of ore mined increased by 21% compared with 2011 due to the startup of the Paboase underground mine and planned acceleration of mining in the Obra open pit. Tonnes of ore processed were 5% lower compared with 2011 due to lower mill throughput as a result of power supply issues and increased planned maintenance. Grade processed increased by 18% compared with 2011, largely due to increased grades from the Akwaaba and Paboase deposits. Recoveries increased by 2% compared with 2011 as a result of improvements in plant efficiency and utilization. Gold equivalent ounces produced were higher by 12% compared with 2011, primarily due to higher grades and recoveries, partially offset by lower mill tonnes processed. Gold equivalent ounces sold in 2012 exceeded production due to timing of shipments.

Metal sales were 20% higher compared with 2011. The increase in gold equivalent ounces sold accounted for 68% of the $83.4 million increase, with the remainder attributable to an increase in metal prices realized. Production cost of sales increased by 18% compared with 2011, largely due to an increase in gold equivalent ounces sold combined with higher royalties, labour and contractor costs. Depreciation, depletion and amortization were 71% higher compared with 2011, primarily due to higher gold equivalent ounces sold and a reduction in mineral reserves as at December 31, 2011, and an increase in depreciable asset base.

The Company recorded a goodwill impairment charge of $111.3 million during the year ended December 31, 2012 as a result of the Company’s annual assessment of the carrying value of its CGUs.

MDA28     KINROSS GOLD 2012 ANNUAL REPORT

Discontinued operations

Crixás

On May 29, 2012, Kinross announced that it had entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine to a subsidiary of AngloGold. The sale closed on June 28, 2012 and Crixás has been reclassified as a discontinued operation in the current and comparative periods. The gross proceeds of the sale totaled $220.0 million. Net earnings from Crixás up to the date of disposal were $43.9 million, inclusive of an after-tax gain on disposal of $33.8 million.

The results for the year ended December 31, 2012 include the results of operations of Crixás to June 28, 2012.

	Years ended December 31,
	2012	2011	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000’s) (a)	586	1,212	(626)	(52%)
Tonnes processed (000’s) (a)	584	1,170	(586)	(50%)
Grade (grams/tonne)	3.62	3.81	(0.19)	(5%)
Recovery	91.2%	92.7%	(1.5% )	(2%)
Gold equivalent ounces:
Produced	30,994	66,583	(35,589)	(53%)
Sold	32,764	63,757	(30,993)	(49%)

Financial Data (in millions)
Metal sales	$53.7	$100.8	$(47.1)	(47%)
Operating expenses	37.1	67.8	(30.7)	(45%)
Operating earnings	16.6	33.0	(16.4)	(50%)
Other expenses (income)	0.1	(0.8)	0.9	113%
Net earnings before disposal	16.5	33.8	(17.3)	(51%)
Income tax expense	6.4	14.0	(7.6)	(54%)
Net earnings before disposal - after tax	10.1	19.8	(9.7)	(49%)
Gain on sale of discontinued operations	96.2	-	96.2	nm
Income tax on sale of discontinued operations	(62.4)	-	(62.4)	nm
Net earnings from discontinued operations	$43.9	$19.8	$24.1	122%

(a)	Tonnes of ore mined/processed represents 100% of mine production.

(b)	“nm” means not meaningful.

KINROSS GOLD 2012 ANNUAL REPORT     MDA29

The significant decreases in production statistics and financial data are due to the disposal of Crixás in the second quarter of 2012.

Impairment charges

	Years ended December 31,		2012 vs 2011
(in millions)	2012	2011	Change	% Change
Impairment charges	$3,527.6	$2,937.6	$590.0	20%

The Company completed its annual assessment of the carrying value of its CGUs for the year ended December 31, 2012, and as a result, recorded after-tax non-cash impairment charges aggregating $3,206.1 million, comprised of $3,094.8 million at Tasiast and $111.3 million at Chirano. The impairment charge at Tasiast included a charge of $2,130.3 million related to goodwill and $964.5 million related to property, plant and equipment, net of a tax recovery of $321.5 million. The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test. The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast, and industry-wide increases in capital and operating costs. The impairment charge at Chirano related entirely to goodwill.

During the year ended December 31, 2011, an aggregate non-cash goodwill impairment charge of $2,937.6 million was recorded for Tasiast and Chirano. The Tasiast project represented $2,490.1 million and Chirano represented $447.5 million of the non-cash goodwill impairment charge. The impairment charge was a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end, and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

Exploration and business development

	Years ended December 31,		2012 vs 2011
(in millions)	2012	2011	Change	% Change
Exploration and business development	$234.9	$134.5	$100.4	75%

In 2012, exploration and business development expenses were $234.9 million, compared with $134.5 million for 2011. Of the total exploration and business development expense, expenditures on exploration totaled $173.9 million compared with $102.8 million for 2011. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $30.9 million compared with $112.3 million for 2011. The decrease in capitalized exploration resulted largely from the shift in the nature of exploration activity at Tasiast, from definition drilling for the Tasiast deposit footprint, which is capitalized, to exploration drilling along the 80 kilometre belt located outside of this footprint, which are expensed.

During 2012, Kinross was active on 39 mine sites, near-mine and greenfield initiatives, with drilling across all projects totaling 614,000 meters.

MDA30     KINROSS GOLD 2012 ANNUAL REPORT

General and administrative

	Years ended December 31,		2012 vs 2011
(in millions)	2012	2011	Change	% Change
General and administrative	$179.1	$173.6	$5.5	3%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

For 2012, general and administrative costs were $179.1 million an increase of 3% compared with 2011 and included severance costs of $28.4 million.

Other income (expense) – net

	Years ended December 31,		2012 vs 2011
(in millions)	2012	2011	Change	% Change
Gains on acquisition/disposition of assets and investments - net	$7.1	$24.8	$(17.7)	(71%)
Impairment of investments	(24.3)	-	(24.3)	(100%)
Foreign exchange gains (losses)	(2.1)	11.3	(13.4)	(119%)
Net non-hedge derivative gains	18.0	59.1	(41.1)	(70%)
Other income (expense)	(0.9)	5.9	(6.8)	(115%)
	$(2.2)	$101.1	$(103.3)	(102%)

Other income (expense) – net decreased from income of $101.1 million in 2011 to an expense of $2.2 million in 2012. The discussion below details the significant changes in other income (expense) for 2012 compared with 2011.

Gains on acquisition/disposition of assets and investments – net

The Company recorded a net gain $7.1 million on the acquisition/disposition of assets and investments compared with a net gain of $24.8 million in 2011. The net gain of $7.1 million included gains of $6.3 million realized on the disposition of certain of its available-for-sale investments. The net gain in 2011 included a gain of $30.9 million on the sale of the Company’s interest in Harry Winston.

Impairment of investments

During 2012, the Company recognized an impairment charge of $24.3 million on certain of its available-for-sale investments due to a significant or prolonged decline in their fair values. No such charges were recognized during 2011.

Foreign exchange gains (losses)

During 2012, foreign exchange losses were $2.1 million compared with gains of $11.3 million for 2011.

The foreign exchange loss of $2.1 million was due primarily to the translation of net monetary assets denominated in foreign currencies to the US dollar, with the US dollar having strengthened against the Brazilian real at December 31, 2012 relative to December 31, 2011, offset partly by the weakening of the US dollar against the Russian rouble, Chilean peso and Canadian dollar during this period.

The foreign exchange gain of $11.3 million in 2011 was due primarily to the translation of net monetary liabilities denominated in foreign currencies to the US dollar, with the US dollar having strengthened at December 31, 2011 relative to December 31, 2010 against the Russian rouble, Chilean peso, Brazilian Real and Canadian dollar.

KINROSS GOLD 2012 ANNUAL REPORT     MDA31

Net non-hedge derivative gains

Net non-hedge derivative gains decreased to $18.0 million compared to $59.1 million in 2011, largely due to the impact of the fair value adjustments related to the embedded derivatives on the Company’s convertible senior notes and Canadian dollar denominated common share purchase warrants.

Finance expense

	Years ended December 31,		2012 vs 2011
(in millions)	2012	2011	Change	% Change
Finance expense	$42.1	$65.5	$(23.4)	(36%)

Finance expense includes accretion on reclamation and remediation obligations and interest expense. During 2012, finance expense decreased by $23.4 million compared with 2011, of which $19.7 million was related to a decrease in interest expense. The decrease in interest expense compared with 2011 was primarily due to an increase in interest capitalized. Interest capitalized was $99.7 million compared with $26.5 million for 2011. The increase in interest capitalized was largely due to a full year of interest charges recognized in 2012 on the $1.0 billion senior notes issued in August 2011. Capitalized interest also increased due to an increase in qualifying capital expenditures relating to various development projects at Tasiast, Dvoinoye, Paracatu, Maricunga, La Coipa, Fort Knox and Round Mountain.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania, and Ghana.

For continuing operations, in 2012 the Company recorded a tax provision of $261.5 million on a loss before taxes of $2,292.1 million, compared with a tax provision of $496.8 million on a loss before taxes of $1,536.0 million in 2011. Kinross’ combined federal and provincial statutory tax rate was 26.5% for 2012.

Excluding the impact of a remeasurement of the deferred tax liability for 2012, in the amount of $116.5 million, as a result of the increase in the Ghanaian corporate income tax rate from 25% to 35% and the Chilean corporate income tax rate from 17% to 20%, and the impairment charges for 2012 and 2011, the Company’s effective tax rate was 37.8% compared with 35.6% for 2011. Excluding the impact of these items, the increase in the Company’s effective tax rate compared with 2011 was largely due to differences in the level of income in the Company’s operating jurisdictions from one year to the next.

There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, and changes in tax laws and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

MDA32     KINROSS GOLD 2012 ANNUAL REPORT

6. LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Years ended December 31,		2012 vs 2011
(in millions)	2012	2011	Change	% Change (b)
Cash flow:
Of continuing operations provided from operating activities (a)	$1,302.9	$1,378.8	$(75.9)	(6%)
Of continuing operations used in investing activities (a)	(2,361.9)	(1,720.5)	(641.4)	(37%)
Of continuing operations provided from financing activities (a)	774.8	636.9	137.9	22%
Of discontinued operations	150.7	7.7	143.0	nm
Effect of exchange rate changes on cash and cash equivalents of continuing operations (a)	0.4	(3.5)	3.9	111%
Increase (decrease) in cash and cash equivalents	(133.1)	299.4	(432.5)	(144%)
Cash and cash equivalents, beginning of period	1,766.0	1,466.6	299.4	20%
Cash and cash equivalents, end of period	$1,632.9	$1,766.0	$(133.1)	(8%)
(a)	The comparative figures have been recast to exclude Crixás results due to its disposal on June 28, 2012.
(b)	“nm” means not meaningful.

Cash and cash equivalent balances decreased by $133.1 million in 2012, compared with an increase of $299.4 million in 2011. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

2012 vs. 2011

During 2012, net cash flow of continuing operations provided from operating activities was $75.9 million lower than in 2011, with the decrease largely due to higher exploration expense and less favourable working capital changes in 2012 compared with 2011, partially offset by an increase in margins (metal sales less production cost of sales), and cash payments made during 2011 on the close out and early settlement of gold and silver derivative instruments, with no such payments made in 2012.

Investing Activities

2012 vs. 2011

Cash used in investing activities of continuing operations was $2,361.9 million compared with $1,720.5 million in 2011. During 2012, the primary uses of cash were for investment in property, plant and equipment of $1,924.7 million, additions to short-term investments of $348.5 million, and additions to long-term investments and other assets of $106.3 million. The primary uses of cash in 2011 were for investment in property, plant and equipment of $1,629.2 million and additions to long-term investments and other assets of $213.4 million, which were partially offset by the net proceeds of $101.4 million received on the sale of Kinross’ interest in Harry Winston and $70.0 million collected on the note receivable from Harry Winston.

KINROSS GOLD 2012 ANNUAL REPORT     MDA33

The following table provides a breakdown of capital expenditures from continuing operations on a cash basis:

	Years ended December 31,		2012 vs 2011
(in millions)	2012	2011	Change	% Change
Operating segments
Fort Knox	$114.7	$103.5	$11.2	11%
Round Mountain	66.2	48.2	18.0	37%
Kettle River-Buckhorn	9.4	13.4	(4.0)	(30%)
Kupol	163.9	195.9	(32.0)	(16%)
Paracatu	284.5	339.4	(54.9)	(16%)
La Coipa	71.4	64.6	6.8	11%
Maricunga	120.7	149.3	(28.6)	(19%)
Tasiast	866.2	469.2	397.0	85%
Chirano	100.3	94.3	6.0	6%
Non-operating segments
Fruta del Norte	65.6	90.7	(25.1)	(28%)
Corporate and Other (a)	61.8	60.7	1.1	2%
Total	$1,924.7	$1,629.2	$295.5	18%

(a)	“Corporate and Other” includes corporate and other non-operating assets (including Lobo-Marte and White Gold).

Capital expenditures for 2012 increased by $295.5 million compared with 2011.

The increase in capital expenditures resulted primarily from the Tasiast expansion project, partially offset by reduced spending on expanding Plant 2 at Paracatu, lower spending at Maricunga due to completion of the SART plant, and decreases in capital expenditures at Kupol due to the timing of expenditures on the Dvoinoye development.

Financing Activities

2012 vs. 2011

Net cash of continuing operations provided from financing activities was $774.8 million compared with $636.9 million during 2011. During 2012, the Company received $1,541.1 million of proceeds from debt, of which $996.1 million were the net proceeds from the unsecured $1,000.0 million term loan completed in August 2012. The proceeds from debt were partially offset by a repayment of debt of $577.3 million and dividends paid of $182.3 million. During 2011, the Company received $1,608.4 million of proceeds from debt, $980.9 million of which was net proceeds from the issuance of senior notes in August 2011. These debt proceeds were offset partially by a repayment of debt of $479.4 million and dividends paid of $124.8 million. Additionally, during 2011 the Company paid cash to acquire the outstanding share capital of Chukotka Mining and Geological Company (“CMGC”) for total consideration of $335.4 million, increasing its interest in CMGC to 100%.

MDA34     KINROSS GOLD 2012 ANNUAL REPORT

Balance Sheet

	As at
(in millions)	December 31, 2012	December 31, 2011	December 31, 2010
Cash and cash equivalents and short-term investments	$1,982.7	$1,767.3	$1,466.6
Current assets	$3,600.8	$3,117.8	$2,663.1
Total assets	$14,882.4	$16,508.8	$17,795.2
Current liabilities, including current portion of long-term debt	$1,306.2	$795.7	$976.1
Total long-term financial liabilities(a)	$2,848.3	$2,230.2	$1,100.8
Total debt, including current portion	$2,632.6	$1,633.1	$474.4
Total liabilities	$4,956.7	$4,038.1	$3,001.9
Common shareholders’ equity	$9,850.2	$12,390.4	$14,531.1
Non-controlling interest	$75.5	$80.3	$262.2
Statistics
Working capital (b)	$2,294.6	$2,322.1	$1,687.0
Working capital ratio (c)	2.76:1	3.92:1	2.73:1
(a)	Includes long-term debt, provisions, and unrealized fair value of derivative liabilities.
(b)	Current assets less current liabilities.
(c)	Current assets divided by current liabilities.

At December 31, 2012, Kinross had cash and cash equivalents and short-term investments of $1,982.7 million, an increase of $215.4 million from the balance as at December 31, 2011, primarily due to the proceeds from the issuance of the new term loan and the sale of its interest in Crixás. Current assets increased to $3,600.8 million, largely due to an increase in short-term investments. Total assets decreased by $1,626.4 million to $14,882.4 million, primarily due to the impairment charges of $3,527.6 million, partially offset by an increase in short-term investments and additions to property, plant and equipment. Current liabilities increased to $1,306.2 million, mainly due to an increase in the current portion of long-term debt reflecting the reclassification of the convertible senior notes. Total debt, including the convertible senior notes, increased to $2,632.6 million, mainly due to the $1,000.0 million term loan completed in August 2012.

At December 31, 2011, Kinross had cash and cash equivalents and short-term investments of $1,767.3 million, an increase of $300.7 million over the December 31, 2010 balance due primarily to proceeds from the issuance of new debt. Current assets increased to $3,117.8 million largely due to the increase in cash. Total assets decreased by $1,286.4 million to $16,508.8 million primarily due to goodwill impairment charges of $2,937.6 million, partially offset by the increase in cash and cash equivalents and additions to property, plant and equipment. Current liabilities were reduced to $795.7 million largely due to a reduction in the unrealized fair value of derivative liabilities. Total debt increased by $1,158.7 million largely due to the issuance of senior notes and the Kupol loan.

On February 13, 2013, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 21, 2013.

On August 8, 2012, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on September 21, 2012.

On February 15, 2012, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 23, 2012.

On August 10, 2011, the Board of Directors declared a dividend of $0.06 per common share to the shareholders of record on September 23, 2011.

On February 16, 2011, the Board of Directors declared a dividend of $0.05 per common share to shareholders of record on March 24, 2011.

KINROSS GOLD 2012 ANNUAL REPORT     MDA35

On August 4, 2010, the Board of Directors declared a dividend of $0.05 per common share. A cash dividend of $0.05 per common share was declared on February 17, 2010.

As of February 12, 2013, there were 1,140.3 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 14.4 million share purchase options outstanding under its share option plan and 45.5 million common share purchase warrants outstanding (convertible to 45.5 million Kinross shares).

Financings and Credit Facilities

Convertible senior notes

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million convertible senior notes due March 15, 2028 (the “convertible senior notes”), after payment of commissions and expenses of the offering. The notes pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible on or after December 15, 2027, at the holder’s option, equivalent to a conversion price of $27.64 per share of common stock subject to adjustment. The convertible senior notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the convertible senior notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a repurchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date. Holders may require Kinross to repurchase the convertible senior notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or if certain fundamental changes occur on or prior to March 20, 2013. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price. On February 7, 2013, the Company filed a Put Right Notice with a Tender Offer Statement with the Securities and Exchange Commission stating the Company’s intention to repurchase the convertible senior notes tendered prior to March 15, 2013, in cash.

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the “notes”). The notes pay interest semi-annually. Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions of the initial purchasers and expenses of the offering. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any. Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million will commence in March 2013 and continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $197.4 million (December 31, 2011 - $231.3 million) are pledged as security as part of the Kupol loan.

MDA36     KINROSS GOLD 2012 ANNUAL REPORT

As at December 31, 2012, cash of $34.0 million (December 31, 2011 - $34.0 million) was restricted for payments related to the loan.

Credit facilities

In November 2009, the Company entered into an amended revolving credit facility which provided credit of $450.0 million on an unsecured basis and was to expire in November 2012. The term loan for the Paracatu property formed part of the amended revolving credit facility, and that loan has been repaid in full. On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million. On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Cote d’Ivoire as permitted jurisdictions as a result of the Red Back acquisition. All other terms and conditions under the existing revolving credit facility remained unchanged.

On March 31, 2011, the Company entered into a further amendment of the facility which included increasing the availability under the facility to $1,200.0 million and extending the term of the facility from November 2012 to March 2015.

Effective August 17, 2012, the Company amended the revolving credit facility, increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

As at December 31, 2012, the Company had utilized $35.1 million on the amended revolving credit facility. The amount utilized was entirely for letters of credit (December 31, 2011 – $55.5 million, included drawings for the Paracatu term loan and $32.8 million for letters of credit). The Paracatu term loan was repaid during the first quarter of 2012.

In addition, effective August 17, 2012, the Company completed a new unsecured term loan facility for $1,000.0 million. The facility matures on August 10, 2015, with the full amount having been drawn on August 22, 2012.

Loan interest for both the amended revolving credit facility and new term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2012, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

Concurrent with completing this term loan, the Company entered into an interest rate swap to swap the underlying 1-month LIBOR into a fixed rate of 0.49% for the entire three year period. Based on the Company’s current credit rating, the fixed rate on the term loan is 2.19%.

The amended revolving credit facility and new unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $5,734.8 million increasing by 50% of positive net income each quarter, starting with the quarter ending September 30, 2012 (previously $5,250.0 million starting December 31, 2010 and increasing by 50% of positive net income each quarter), and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at December 31, 2012.

Other

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements. As at December 31, 2012 and December 31, 2011, $nil was outstanding under such borrowings.

KINROSS GOLD 2012 ANNUAL REPORT     MDA37

In November 2009, the Company entered into a Letter of Credit guarantee facility with Export Development Canada (“EDC”) for $125.0 million. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%. On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million. On June 15, 2012 the Company entered into a further amendment of the Letter of Credit guarantee facility to increase the amount from $136.0 million to $200.0 million and extend the maturity date to March 31, 2015. All other terms and conditions under this facility remained the same. As at December 31, 2012, $164.1 million (December 31, 2011 - $135.1 million) was outstanding under this facility.

In addition, at December 31, 2012, the Company had approximately $44.3 million (December 31, 2011 - $41.0 million) in letters of credit outstanding, in respect of its operations in Brazil, Mauritania and Ghana. These letters of credit have been issued pursuant to arrangements with certain international banks.

The following table outlines the credit facility utilization and availability:

	As at December 31,
(in millions)	2012	2011
Utilization of revolving credit facility	$(35.1)	$(55.5)
Utilization of EDC facility	(164.1)	(135.1)
Borrowings	$(199.2)	$(190.6)

Available under revolving credit facility	$1,464.9	$1,144.5
Available under EDC credit facility	35.9	0.9
Available credit	$1,500.8	$1,145.4

Total debt of $2,632.6 million at December 31, 2012 consists of $452.9 million for the debt component of the convertible senior notes, $983.5 million for the senior notes, $996.6 million for the corporate term loan, $196.3 million for the Kupol loan, and $3.3 million in finance leases. The current portion of this debt is $516.2 million at December 31, 2012.

Liquidity Outlook

In 2013, the Company expects to repay $523.3 million of debt in cash, including up to $460.0 million of convertible senior notes, which holders can voluntarily tender for repurchase by the Company (with settlement for the repurchase due on March 15, 2013).

We believe that the Company’s existing cash and cash equivalent balances of $1,632.9 million, short-term investments of $349.8 million, available credit of $1,500.8 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above, and reclamation and remediation obligations currently estimated for the next 12 months. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions will fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

MDA38     KINROSS GOLD 2012 ANNUAL REPORT

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2012:

(in millions)	Total	2013	2014	2015	2016	2017	2018 and thereafter
Long-term debt obligations (a)	$2,663.3	$523.3	$60.0	$1,060.0	$270.0	$-	$750.0
Operating lease obligations	53.6	11.1	7.0	7.1	7.1	7.0	14.3
Purchase obligations (b)	232.3	219.2	6.9	3.2	2.2	0.8	-
Reclamation and remediation obligations	1,306.9	36.0	56.8	20.4	22.4	34.5	1,136.8
Interest and other fees (a)	862.2	87.4	83.1	71.9	58.1	46.7	515.0
Derivative liabilities - net	8.7	6.8	-	1.9	-	-	-
Total	$5,127.0	$883.8	$213.8	$1,164.5	$359.8	$89.0	$2,416.1

(a) Debt repayments are based on amounts due pursuant to the terms of the loan agreements, and in the case of the convertible senior notes we have assumed holders will exercise their right to have the Company repurchase these notes in March 2013. Projected interest payments on variable rate debt are based on interest rates in effect on December 31, 2012.

(b) Includes both capital and operating commitments, of which $90.3 million relates to commitments for capital expenditures.

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company’s risk management policy.

The following table provides a summary of derivative contracts outstanding at December 31, 2012:

	2013	2014	2015	Total
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	383.3	222.5	88.0	693.8
Average price	1.99	2.16	2.34	2.09
Chilean peso forward buy contracts
(in millions of U.S. dollars)	110.4	33.0	-	143.4
Average price	514.91	553.56	-	523.80
Russian rouble forward buy contracts
(in millions of U.S. dollars)	87.0	48.0	25.0	160.0
Average price	32.63	34.69	36.05	33.78
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	129.0	48.0	-	177.0
Average price	1.02	1.04	-	1.02
Swiss franc forward sell contract
(in millions of U.S. dollars)	11.0	-	-	11.0
Average price	0.93	-	-	0.93

Energy
Oil forward buy contracts (barrels)	290,000	175,000	100,000	565,000
Average price	92.52	88.78	86.64	90.32
Diesel forward buy contracts (gallons)	4,830,000	2,520,000	-	7,350,000
Average price	2.96	2.83	-	2.92
Gasoil forward buy contracts (tonnes)	40,260	16,104	-	56,364
Average price	906.30	864.00	-	894.21

The following new forward buy/sell derivative contracts were engaged during 2012:

●	$483.3 million at an average rate of 2.12 Brazilian reais, with maturities in 2012, 2013, 2014 and 2015;
●	$65.4 million at an average rate of 510.15 Chilean pesos, with maturity in 2013;
●	$94.0 million at an average rate of 34.46 Russian roubles maturing in 2013, 2014, and 2015;
●	$171.0 million at an average rate of 1.03 Canadian dollars maturing in 2012, 2013, and 2014;

KINROSS GOLD 2012 ANNUAL REPORT     MDA39

●	$11.0 million at an average rate of 0.93 Swiss francs, with maturity in 2013;
●	498,000 barrels of Nymex Crude WTI oil at an average rate of $92.66 per barrel, with maturities in 2012, 2013, 2014, and 2015;
●	5.25 million gallons of ultra-low-sulphur diesel at an average rate of $2.92 per gallon, with maturities in 2012, 2013, and 2014; and
●	56,364 metric tonnes of gasoil at an average rate of $894.21 per tonne, with maturities in 2013 and 2014;

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan, maturing in February 2012, for Paracatu. Under the contract, Kinross Brasil Mineração S.A. (“KBM”), a wholly-owned subsidiary of the Company, was to pay a rate of 3.83% and receive LIBOR plus 1%. The Paracatu term loan was repaid in February 2012, and accordingly, the interest rate swap was settled.

Concurrent with completing the term loan in August 2012, the Company entered into an interest rate swap to swap the underlying 1-month LIBOR into a fixed rate of 0.49% for the entire three year period.

Fair value of derivative instruments

The fair value of derivative instruments are noted in the table below:

	As at December 31,
(in millions)	2012	2011
Asset (liability)
Interest rate swaps	$(2.7)	$(0.1)
Foreign currency forward contracts	(7.3)	(75.1)
Energy forward contracts	2.5	1.6
Total return swap	(0.2)	(0.7)
Canadian dollar denominated common share purchase warrant liability	(0.2)	(18.6)
Convertible senior notes - conversion option	-	(2.6)
	$(7.9)	$(95.5)

Contingent Liability
The Company is obligated to pay $20.0 million to Barrick Gold Corporation (“Barrick”) when a production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”). The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects. On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff. Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”). The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the Defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine. Defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012. The parties are awaiting the Court’s ruling on the motion to dismiss, which Kinross expects to take place during the first half of 2013. Defendants intend to vigorously defend against the Amended U.S. Complaint and believe it is without merit.

MDA40     KINROSS GOLD 2012 ANNUAL REPORT

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “First Ontario Action”). A statement of claim in the First Ontario Action was subsequently served on April 11, 2012. The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects. The First Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made. The plaintiff is seeking certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act. A hearing on the plaintiff’s certification motion has been scheduled for October 22-25, 2013. The plaintiff is also seeking various relief, including damages in the amount of CDN$4 billion and costs of the action. Kinross intends to vigorously defend against the First Ontario Action and believes it is without merit.

A notice of action in a second proposed class proceeding was filed in the Ontario Court on March 16, 2012 and a corresponding statement of claim was served with the notice of action on April 17, 2012 entitled Earl Downey and John Doe I v. Kinross Gold Corporation et al. (the “Second Ontario Action”). The Second Ontario Action names the same defendants as the First Ontario Action and, in addition, names Tasiast Mauritanie Limited S.A. (“TMLSA”), an indirect subsidiary of Kinross that is incorporated and headquartered in Mauritania. TMLSA disputes that it was validly served with the claim in Ontario and reserves its right to contest the jurisdiction of the Ontario Court. The allegations in the Second Ontario Action are similar to those advanced in the First Ontario Action. Various forms of relief are sought, including damages in the amount of CDN$3.5 billion and costs of the action. Subsequent to the service of the statement of claim in the Second Ontario action, it came to Kinross’ attention that the same law firm that acts for the plaintiff in the Second Ontario Action had filed statements of claim making virtually identical allegations against the same defendants on behalf of the same proposed class with the Supreme Court of British Columbia and the Court of Queen’s Bench of Alberta (the “Parallel British Columbia and Alberta Actions”). The firms representing the plaintiffs in the First Ontario Action and the Second Ontario Action reached an agreement on carriage whereby the First Ontario Action will proceed and the Second Ontario Action and the Parallel British Columbia and Alberta Actions will be discontinued. This agreement was disclosed to the Ontario Court on July 16, 2012 and an order granting the discontinuance was issued by the Ontario Court on December 10, 2012.

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7. SUMMARY OF QUARTERLY INFORMATION

	2012				2011 (a)
(in millions, except per share amounts)	Q4	Q3	Q2	Q1(a)	Q4	Q3	Q2	Q1
Metal sales	$1,186.9	$1,109.7	$1,006.7	$1,008.1	$919.8	$1,041.0	$963.6	$918.1
Net earnings (loss) from continuing operations attributable to common shareholders	$(2,989.1)	$224.9	$115.8	$99.6	$(2,791.0)	$207.1	$244.3	$246.2
Net earnings from discontinued operation after-tax	$-	$-	$37.8	$6.1	$7.3	$5.5	$3.1	$3.9
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$(2.62)	$0.20	$0.10	$0.09	$(2.45)	$0.18	$0.22	$0.22
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$(2.62)	$0.20	$0.10	$0.09	$(2.45)	$0.18	$0.21	$0.22
Net cash flow of continuing operations provided from operating activities	$480.2	$368.8	$77.4	$376.5	$402.6	$289.0	$346.6	$340.6

(a) The comparative figures have been recast to exclude Crixás results due to its disposal on June 28, 2012.

The Company’s results over the past several quarters have been driven primarily by fluctuations in gold price and changes in the gold equivalent ounces produced. Fluctuations in the silver price have also affected results. During the fourth quarter of 2012, revenue from continuing operations increased to $1,186.9 million on gold equivalent ounces sold of 695,934 compared with $919.8 million on sales of 590,569 gold equivalent ounces during the fourth quarter of 2011. The increase in revenue was also due to an increase in the average gold price realized of $1,707 per ounce in the fourth quarter of 2012 compared with $1,598 per ounce realized during the same period in 2011.

Production cost of sales increased by 27% to $477.6 million in the final quarter of 2012 compared with $375.4 million during the same period in 2011, largely due to lower grades, higher input costs in areas such as labour, and an increase in gold equivalent ounces sold.

Additionally, fluctuations in the foreign exchange rates have affected results. Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in the gold equivalent ounces sold. In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters relating to the subsequent year.

In the fourth quarter of 2012, the Company recorded impairment charges at its Tasiast and Chirano CGUs totaling $3,206.1 million, net of a tax recovery of $321.5 million. In the fourth quarter of 2011, the Company recorded goodwill impairment charges at its Tasiast and Chirano CGUs totaling $2,937.6 million.

During the fourth quarter of 2012, operating cash flows increased to $480.2 million compared with $402.6 million during the fourth quarter of 2011 largely due to higher metal prices realized.

In the second quarter of 2012, the Company sold its 50% interest in the Crixás gold mine to a subsidiary of AngloGold for gross proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million. The net earnings, including the gain on disposal, and cash flows of the discontinued operations were presented separately in the consolidated statements of operations and cash flows, and comparative periods were recasted accordingly.

8. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of the Chief Executive Officer and the Chief Financial Officer.

MDA42     KINROSS GOLD 2012 ANNUAL REPORT

As of the end of the period covered by this MD&A and the accompanying audited consolidated financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls and procedures and internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures, and internal controls over financial reporting, provide reasonable assurance that they were effective as at December 31, 2012. During 2012, Paracatu and the regional offices in Belo Horizonte, Brazil, and Las Palmas, Spain, converted to a new version of their ERP system, and Chirano converted to a new ERP system. The conversions in the ERP system have not resulted in any significant changes in internal controls during the year ended December 31, 2012. Management employed appropriate procedures to ensure internal controls were in place during and after the conversions.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Kinross’ accounting policies are described in Note 3 to the consolidated financial statements. The preparation of the Company’s financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Mineral Reserves and Mineral Resources

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable minerals reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

KINROSS GOLD 2012 ANNUAL REPORT     MDA43

Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Impairment of Goodwill and Other Assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the cash generating units for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, timing of production, long-term commodity prices, discount rates, net asset value multiples, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”). Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

MDA44     KINROSS GOLD 2012 ANNUAL REPORT

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

In addition, the Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Accounting changes and recent accounting pronouncements

Accounting changes

Financial instruments

IFRS 7 “Financial instruments – Disclosures” (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduced new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained.

The amendments to IFRS 7 were effective for the Company beginning on January 1, 2012 and there was no impact on the Company’s consolidated financial statements upon adoption.

KINROSS GOLD 2012 ANNUAL REPORT     MDA45

Recent accounting pronouncements

Stripping costs

In October 2011, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”) was issued, which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining. When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with International Accounting Standard (“IAS”) 2 “Inventories. When the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for as additions to non-current assets when specific criteria are met.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. The Company expects that there will be no significant impact on the Company’s financial statements upon adoption of IFRIC 20 on January 1, 2013.

Consolidation and related standards

In May 2011, the IASB issued the following suite of consolidation and related standards, all of which are effective for annual periods beginning on or after January 1, 2013.

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and all of Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”, changes the definition of control which is the determining factor in whether an entity should be consolidated. Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company expects no significant impact on the Company’s consolidated financial statements upon adoption of IFRS 10 on January 1, 2013.

IAS 27 “Separate Financial Statements (2011)” (“IAS 27 (2011)”) was reissued and now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10. The Company expects no impact on the Company’s consolidated financial statements upon adoption of IAS 27 (2011) on January 1, 2013.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-monetary Contributions by Venturers”, requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint operation, the joint operator will recognize its assets, liabilities, revenue, and expenses, and/or its relative share thereof. For a joint venture, the joint venturer will account for its interest in the venture’s net assets using the equity method of accounting.

IAS 28 “Investments in Associates and Joint Ventures (2011)” (“IAS 28 (2011)”) was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now also addresses joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of this amendment.

The Company adopted IFRS 11 and IAS 28 (2011) on January 1, 2013. As a result of adoption, the Company’s consolidated financial statements will be impacted as follows:

●	The Company will classify its interest in Round Mountain as a joint operation, and will continue to account for its share of Round Mountain’s assets, liabilities, revenue, and expenses;

●
The Company will classify its interest in Sociedad Contractual Minera Puren (“Puren”, included in the La Coipa segment) as a joint venture, and will account for its interest in the net assets of Puren using the equity method of accounting and will no longer apply proportionate consolidation. As at January 1, 2012 and December 31, 2012, the Company’s interest in Puren’s net assets was $45.9 million and $20.3 million, respectively; and

●
The Company will classify its interest in Crixás (held from January 1, 2012 to June 28, 2012, the date of sale) as a joint venture, and will account for its interest in the net assets of Crixás using the equity method of accounting. As at January 1, 2012 and December 31, 2012, the Company’s interest in Crixás’ net assets was $106.5 million and $nil, respectively.

MDA46     KINROSS GOLD 2012 ANNUAL REPORT

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities. This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity’s interests in other entities. The Company’s consolidated financial statements in subsequent periods will include new disclosures as required by IFRS 12.

Fair value measurement

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company expects no impact on the Company’s consolidated financial statements upon adoption of IFRS 13 on January 1, 2013. The Company’s consolidated financial statements in subsequent periods will include new disclosures as required by IFRS 13.

Financial instruments

In October 2010, the IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”) which proposes to replace IAS 39 “Financial Instruments: recognition and measurement”. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets – amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015 (as amended from January 1, 2013 by the IASB in December 2011). The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

10. RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2011, which is available on the Company’s website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2012, which will be filed on SEDAR.

Gold Price and Silver Price

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

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If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease significantly and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Furthermore, certain of Kinross’ mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross’ control.

Kinross’ future plans rely heavily on mine development projects, which involve significant uncertainties.

The Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is heavily dependent on future growth of its major development projects, with the expansion at the Company’s Tasiast mine having been identified as the Company’s top development priority. In addition to Tasiast, other major development projects include the addition of the fourth ball mill at Paracatu, Dvoinoye, Lobo-Marte, Fruta del Norte, Cerro Casale, the expansion at Maricunga, the extension of mine life at Round Mountain and the Fort Knox heap leach project in Alaska. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; reserve estimates; and future metal prices. Development projects are also subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal restrictions or governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more or our planned developments becoming impractical or uneconomic to complete. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

MDA48     KINROSS GOLD 2012 ANNUAL REPORT

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

Environmental Risks

Kinross’ mining and processing operations and exploration activities in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Mauritania and Ghana are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross’ mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross’ ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

KINROSS GOLD 2012 ANNUAL REPORT    MDA49

Paracatu – New Municipal Law Requiring Lined Tailings Facilities

A new law has been passed by the municipality of Paracatu that requires all tailings facilities at Kinross’ Paracatu mine to have an impermeable liner. Currently none of the mine’s tailings facilities have such a liner, as none has been required by applicable law or the Company’s permits. Kinross believes this new law is without merit, is outside of the authority of the municipality and is inconsistent with the permits granted for construction and operation of the mine’s tailings facilities. Therefore, for these reasons, the Company believes the new law is unenforceable. Due to the brevity of the new law, which does not address enforcement and penalties, Kinross cannot fully assess the potential implications of its application to ongoing operations at the Paracatu mine. Kinross will, as may be necessary, challenge this new law and its enforcement. A city councillor for the municipality has presented an amendment to the law, which would only require impermeable liners for new tailings facilities that do not have the required environmental controls (thereby not impacting Kinross’ existing tailings facilities at Paracatu). The amendment will be voted on by the city councilors, though the timing of such vote is unknown.

Mineral Reserve and Mineral Resource Estimates

The mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of December 31, 2012, based upon a gold price of $1,200 per ounce of gold.

Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserves. Should such reductions occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross’s actual costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Operating costs may also be affected by a variety of factors, including: ore ,grade metallurgy, labour costs, cost of commodities and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

MDA50     KINROSS GOLD 2012 ANNUAL REPORT

Shortages and Price Volatility of Input Commodities and Equipment

The Company is dependent on various commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide) and equipment to conduct its mining operations and development projects. The shortage of such commodities, equipment and parts or a significant increase in their cost could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile. Market prices of commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. An increase in the cost, or decrease in the availability, of input commodities, equipment or parts may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations.

Political, Economic and Legislative Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania and Ghana and such operations are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest.

KINROSS GOLD 2012 ANNUAL REPORT     MDA51

The Company is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of rouble revenues into foreign currency. Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these regulations at all times.

The Federal Public Attorney (“FPA”) in Brazil filed a lawsuit relating to the rights of the Quilombola people in connection with the lands being used to construct the Eustaquio tailings facility at Paracatu. As part of the lawsuit, the FPA had applied for an injunction seeking to enjoin the issuance by the state authority of the permit to operate the Eustaquio tailings facility. The FPA’s injunction was denied, the permit to operate was issued and the Eustaquio tailings facility has been operating since July 2012. However, the lawsuit is pending and, if successful, it is possible that the license to operate could be suspended in the future. If the FPA’s lawsuit is successful and the license to operate is suspended, the appeal process is expected to take up to six months. The Company continues to vigorously oppose the lawsuit and, if the Company is unsuccessful, it will vigorously pursue an appeal. The Company believes that the lawsuit by the FPA should not be successful.

Title to Properties and Community Relations

The validity of mining claims which constitute most of Kinross’ property holdings may, in certain cases, be uncertain and subject to being contested. Kinross’ titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company’s ability to develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to develop or operate its mining properties.

Exploitation Agreement for Fruta Del Norte

Under the current arrangements with the Government of Ecuador, the economic evaluation phase for Fruta Del Norte is set to expire on August 1, 2013, subject to any discretionary government extension of up to 1.5 years. To effect a phase change, Kinross and the Ecuadorian government may, under applicable law, jointly declare a phase change from economic evaluation to exploitation prior to such expiry and are required to enter into an exploitation agreement with the government within the first six months of the commencement of the declared phase change. While the parties are working collaboratively to meet this deadline, there is no guarantee that further extensions will be granted by the government, or that mutually acceptable exploitation and investment protection agreements will be reached prior to August 1, 2013, or within the first six months of the commencement of the above-noted phase change. In such circumstances, the Company may be required to forfeit the La Zarza (Fruta del Norte) concession and related project infrastructure to the government.

Competition

The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

MDA52     KINROSS GOLD 2012 ANNUAL REPORT

Joint Ventures

Certain of the operations in which the Company has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2013, sensitivity to a 10% change in the gold price is estimated to have a $380 million impact on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2013, sensitivity to a 10% change in the silver price is estimated to have a $20 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s corporate revolving credit and term loan facilities and the Kupol project financing are subject to variable interest rates.

Hedging Risks

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts, purchased put options and written call options for some portion of expected future production in an attempt to mitigate the risk of adverse price fluctuations. Kinross is not subject to margin requirements on any of its hedging lines. Kinross has made the decision not to continue with a comprehensive gold hedging program. On occasion, however, the Company may enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2012, there were no gold or silver derivative financial instruments outstanding.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold is sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalent balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future. The Mauritanian ouguiya and Ghanian cedis are convertible into Canadian and United States dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company’s pre-tax earnings to changes in the U.S. dollar is disclosed in Note 12 of the Company’s audited consolidated financial statements for the year ended December 31, 2012.

KINROSS GOLD 2012 ANNUAL REPORT     MDA53

Credit, Counterparty and Liquidity Risk

Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty. Credit risk relates to cash and cash equivalents, short-term investments, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform.

As at December 31, 2012, the Company’s gross credit exposure, including cash and cash equivalents, was $2,198.7 million and at December 31, 2011, the gross credit exposure, including cash and cash equivalents, was $1,970.5 million.

To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company has conducted investigations in connection with recent acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions. The Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with these acquisitions proves to be inaccurate. Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows.

Global Financial Condition

The current volatility in the global financial markets combined with weakness in the global economy continues to affect the profitability and liquidity of businesses in most industries. The fallout from the current global financial and economic crisis has resulted in the following conditions, which may have an affect on the profitability and cash flows of the Company:

●	Volatility in commodity prices and foreign exchange rates;

●	Tightening of credit markets;

●	Increased counterparty risk; and

●	Volatility in the prices of publicly traded entities.

The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”.

Although the tighter credit markets have restricted the ability of certain companies to access capital, to date this has not had an affect on the Company’s liquidity. The Company re-negotiated its revolving credit facility agreement in 2012 to increase the amount of available credit to $1,500.0 million and extended its term to August 2017; as at December 31, 2012, the Company had $1,464.9 million available under its credit facility arrangements. Also, in August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million which matures on August 10, 2015. However, continued tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

MDA54     KINROSS GOLD 2012 ANNUAL REPORT

Continued volatility in equity markets may have an affect on the value of publicly listed companies in Kinross’ equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Market Price Risk

The Kinross common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (“NYSE”). The price of the Kinross common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the NYSE further reducing market liquidity.

As a result of any of these factors, the market price of its common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been brought against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation, including current proceedings against Kinross as well as potential future proceedings, could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Impairment

Kinross evaluates, on at least an annual basis, the carrying amount of its CGUs to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. Goodwill is required to be tested annually for impairment and Kinross performs this annual test at the end of the fourth quarter. In addition, at each reporting period end, Kinross assesses whether there is any indication that any of its CGUs’ carrying amounts exceed their recoverable amounts, and if there is such an indication, the Company would test for potential impairment at that time. The recoverable amounts, or fair values, of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates. In connection with Kinross’ 2012 evaluation, Kinross recorded impairment charges of $3,206.1 million, net of a tax recovery of $321.5 million, relating to Tasiast and Chirano. In the absence of any mitigating valuation factors, Kinross’ failure to achieve its valuation assumptions or declines in the fair values of its CGUs may, over time, result in further impairment charges.

KINROSS GOLD 2012 ANNUAL REPORT     MDA55

11. SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings (loss) and earnings (loss) per share measures as determined under IFRS.

The following table provides a reconciliation of consolidated net loss to adjusted net earnings for the periods presented:

	Years ended December 31,
(in millions)	2012	2011
Net loss from continuing operations attributable to common shareholders - as reported	$(2,548.8)	$(2,093.4)
Adjusting items:
Foreign exchange losses (gains)	2.1	(11.3)
Non-hedge derivatives gains - net of tax	(18.8)	(60.0)
Gains on acquisition/disposition of assets and investments - net of tax	(7.1)	(26.5)
Foreign exchange loss on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	51.4	69.5
Change in deferred income tax due to change in statutory corporate income tax rate	116.5	-
Taxes on repatriation of certain foreign earnings	-	46.6
Taxes in respect of prior years	28.8	(33.6)
Impairment charges - net of tax	3,206.1	2,937.6
Impairment of investments	24.3	-
Inventory fair value adjustment - net of tax	-	9.7
Reclamation and remediation expense - net of tax	8.3	12.2
Severance expense	16.4	-
	3,428.0	2,944.2
Net earnings from continuing operations attributable to common shareholders - Adjusted	$879.2	$850.8
Weighted average number of common shares outstanding - Basic	1,139.1	1,136.0
Net earnings from continuing operations per share - Adjusted	$0.77	$0.75

MDA56     KINROSS GOLD 2012 ANNUAL REPORT

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from operations for the periods presented:

	Years ended December 31,
(in millions)	2012	2011
Net cash flow of continuing operations provided from operating activities - as reported	$1,302.9	$1,378.8

Adjusting items:
Close out and early settlement of derivative instruments	(48.7)	48.7
Working capital changes:
Accounts receivable and other assets	20.4	119.3
Inventories	297.0	231.1
Accounts payable and other liabilities, including taxes	(44.6)	(216.1)
	224.1	183.0
Adjusted operating cash flow from continuing operations	$1,527.0	$1,561.8

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Years ended December 31,
(in millions)	2012	2011
Production cost of sales from continuing operations - as reported (a)	$1,850.8	$1,546.1
Less: portion attributable to Kupol non-controlling interest (b)	-	(21.0)
Less: portion attributable to Chirano non-controlling interest	(21.5)	(18.2)
Attributable production cost of sales from continuing operations	$1,829.3	$1,506.9
Gold equivalent ounces sold from continuing operations	2,621,343	2,637,601
Less: portion attributable to Kupol non-controlling interest (a)	-	(63,802)
Less: portion attributable to Chirano non-controlling interest	(29,865)	(26,269)
Attributable gold equivalent ounces sold	2,591,478	2,547,530
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$706	$586
Attributable production cost of sales from continuing operations per equivalent ounce sold	$706	$592
(a)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(b)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

KINROSS GOLD 2012 ANNUAL REPORT     MDA57

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,
(in millions)	2012	2011
Production cost of sales from continuing operations - as reported (a)	$1,850.8	$1,546.1
Less: portion attributable to Kupol non-controlling interest (b)	-	(21.0)
Less: portion attributable to Chirano non-controlling interest	(21.5)	(18.2)
Less: attributable silver sales from continuing operations	(331.8)	(282.9)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$1,497.5	$1,224.0
Gold ounces sold from continuing operations	2,421,447	2,362,268
Less: portion attributable to Kupol non-controlling interest (a)	-	(49,299)
Less: portion attributable to Chirano non-controlling interest	(29,795)	(26,155)
Attributable gold ounces sold from continuing operations	2,391,652	2,286,814
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis	$626	$535
(a)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(b)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

All-in Sustaining Cost

All-in sustaining cost on an attributable basis is a non-GAAP measure that the Company has defined to include attributable production cost of sales from continuing operations net of silver by-product credits; general and administrative expenses; sustaining business development and exploration costs; sustaining capital (including related capitalized interest); and a portion of other operating costs. Management uses this measure internally and believes that it provides investors with the ability to better evaluate the cost of sustaining gold production.

Year ended December 31,
(in millions)	2012
Production cost of sales from continuing operations - as reported (a)	$1,850.8
Less: portion attributable to Chirano non-controlling interest	(21.5)
Less: attributable silver sales from continuing operations	(331.8)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$1,497.5
Adjusting items on an attributable basis:
General and administrative	179.1
Severance expense	(16.4)
Exploration and business development - sustaining	208.0
Other operating expense - sustaining	55.3
Additions to property, plant and equipment - sustaining	669.8
Capitalized interest and exploration	35.3
All-in Sustaining Cost - attributable	$2,628.6
Gold ounces sold from continuing operations	2,421,447
Less: portion attributable to Chirano non-controlling interest	(29,795)
Attributable gold ounces sold from continuing operations	2,391,652
Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,099

(a)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

MDA58     KINROSS GOLD 2012 ANNUAL REPORT

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward- looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, ‘‘expects’’, ‘‘scheduled’’, “projected”, “timeline”, ‘‘forecasts”, “suggests”, “indicative”, “intend”, “suggests”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “strategy”, “targets”, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s mining and investment laws (and prospective amendment to the laws) and related regulations and policies, being consistent with Kinross’ current expectations, and the unenforceability of any new law in Brazil requiring that all Paracatu tailings facilities have an impermeable liner; (5) negotiation of an exploitation contract and an investment protection contract for Fruta del Norte with the Ecuadorian government being consistent with Kinross’ current expectations, including but not limited to Kinross and the government jointly declaring a phase change from economic evaluation to exploitation prior to August 1, 2013 (or during any government approved extension of up to 1.5 years) and entering into an exploitation agreement with the government within six months of such declared phase change, the failure of which could result in forfeiture of the FDN concession and related project infrastructure to the government; (6) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold and silver; (8) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (9) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (10) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and any entity in which it now or hereafter directly or indirectly holds an investment; (11) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (12) the development of the Dvoinoye deposit being consistent with Kinross’ expectations; (13) the viability of the Tasiast and Chirano mines (including but not limited to, at Tasiast, the impact of ore tonnage and grade variability reconciliation analysis) as well as permitting, development and expansion (including but not limited to, at Tasiast, expansion optimization initiatives leading to changes in processing approach and maintenance and, as required, conversion of exploration licences to mining licences) of the Tasiast and Chirano mines being consistent with Kinross’ current expectations; (14) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (15) goodwill and/or asset impairment potential; and (16) access to capital markets, including but not limited to maintaining an investment grade debt rating and securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); increases in the discount rates applied to present value net future cash flows based on country-specific real weighted average cost of capital; declines in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class actions in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

KINROSS GOLD 2012 ANNUAL REPORT    MDA59

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $9 impact in production cost per ounce2.

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this MD&A has been prepared under the supervision of Mr. Jim Fowler, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101. The technical information about the Company’s drilling and exploration activities contained in this MD&A has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

2
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

MDA60     KINROSS GOLD 2012 ANNUAL REPORT

MANAGEMENT’S RESPONSIBILITY FOR
FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto, and other financial information contained in the Management Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Management Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

/s/ J. Paul Rollinson	/s/ Tony S. Giardini
J. Paul Rollinson	Tony S. Giardini
Chief Executive Officer	Executive Vice President and Chief Financial Officer

KINROSS GOLD 2012 ANNUAL REPORT     FS1

INDEPENDENT AUDITORS’ REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of Kinross Gold Corporation

We have audited the accompanying consolidated financial statements of Kinross Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of operations, comprehensive loss, cash flows and equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kinross Gold Corporation as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
February 13, 2013

FS2     KINROSS GOLD 2012 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS
(expressed in millions of United States dollars, except share amounts)

		As at
		December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	Note 7	$1,632.9	$1,766.0
Restricted cash	Note 7	58.1	62.1
Short-term investments	Note 7	349.8	1.3
Accounts receivable and other assets	Note 7	287.3	309.4
Inventories	Note 7	1,257.7	976.2
Unrealized fair value of derivative assets	Note 11	15.0	2.8
		3,600.8	3,117.8
Non-current assets
Property, plant and equipment	Note 7	8,978.8	8,959.4
Goodwill	Note 7	1,136.7	3,420.3
Long-term investments	Note 7	49.1	79.4
Investment in associate	Note 10	515.8	502.5
Unrealized fair value of derivative assets	Note 11	9.6	1.1
Deferred charges and other long-term assets	Note 7	545.5	406.4
Deferred tax assets	Note 18	46.1	21.9
Total assets		$14,882.4	$16,508.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$632.8	$575.3
Current tax payable		93.2	82.9
Current portion of long-term debt	Note 13	516.2	32.7
Current portion of provisions	Note 14	42.0	38.1
Current portion of unrealized fair value of derivative liabilities	Note 11	22.0	66.7
		1,306.2	795.7
Non-current liabilities
Long-term debt	Note 13	2,116.4	1,600.4
Provisions	Note 14	721.4	597.1
Unrealized fair value of derivative liabilities	Note 11	10.5	32.7
Other long-term liabilities		125.6	133.1
Deferred tax liabilities	Note 18	676.6	879.1
Total liabilities		4,956.7	4,038.1

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	Note 15	$14,692.5	$14,656.6
Contributed surplus		89.9	81.4
Accumulated deficit		(4,937.1)	(2,249.9)
Accumulated other comprehensive income (loss)	Note 7	4.9	(97.7)
Total common shareholders’ equity		9,850.2	12,390.4
Non-controlling interest	Note 7	75.5	80.3
Total equity		9,925.7	12,470.7
Commitments and contingencies	Note 20
Subsequent events	Note 13
Total liabilities and equity		$14,882.4	$16,508.8

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 15	1,140,132,123	1,137,732,344

Signed on behalf of the Board:
/s/ John A. Brough	/s/ John M. H. Huxley
John A. Brough	John M. H. Huxley
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD 2012 ANNUAL REPORT     FS3

CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in millions of United States dollars, except share and per share amounts)

		Years ended
		December 31, 2012	December 31, 2011
			Note 6(i)
Revenue
Metal sales		$4,311.4	$3,842.5

Cost of sales
Production cost of sales		1,850.8	1,546.1
Depreciation, depletion and amortization		681.2	564.1
Impairment charges	Note 8	3,527.6	2,937.6
Total cost of sales		6,059.6	5,047.8
Gross loss		(1,748.2)	(1,205.3)
Other operating expense		84.4	62.1
Exploration and business development		234.9	134.5
General and administrative		179.1	173.6
Operating loss		(2,246.6)	(1,575.5)
Other income (expense) - net	Note 7	(2.2)	101.1
Equity in losses of associate	Note 7	(6.5)	(2.3)
Finance income		5.3	6.2
Finance expense	Note 7	(42.1)	(65.5)
Loss before taxes		(2,292.1)	(1,536.0)
Income tax expense - net	Note 18	(261.5)	(496.8)

Loss from continuing operations after tax		(2,553.6)	(2,032.8)
Earnings from discontinued operations after tax	Note 6	43.9	19.8
Net loss		$(2,509.7)	$(2,013.0)

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest		$(4.8)	$60.6
Common shareholders		$(2,548.8)	$(2,093.4)
Net earnings (loss) attributable to:

Non-controlling interest		$(4.8)	$60.6
Common shareholders		$(2,504.9)	$(2,073.6)

Loss per share from continuing operations attributable to common shareholders

Basic		$(2.24)	$(1.84)
Diluted		$(2.24)	$(1.84)

Loss per share attributable to common shareholders

Basic		$(2.20)	$(1.83)
Diluted		$(2.20)	$(1.83)

Weighted average number of common shares outstanding (millions)	Note 17
Basic		1,139.1	1,136.0
Diluted		1,139.1	1,136.0

The accompanying notes are an integral part of these consolidated financial statements

FS4     KINROSS GOLD 2012 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS
(expressed in millions of United States dollars)

		Years ended
		December 31, 2012	December 31 2011
			Note 6(i)
Net loss		$(2,509.7)	$(2,013.0)

Other comprehensive income (loss), net of tax:	Note 7
Change in fair value of investments (a)		(14.8)	(36.9)
Reclassification to earnings for impairment charges		24.3	-
Accumulated other comprehensive loss related to investments sold (b)		(6.3)	(30.2)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		40.7	(66.0)
Accumulated other comprehensive income related to derivatives settled (d)		58.7	214.7
		102.6	81.6
Total comprehensive loss		$(2,407.1)	$(1,931.4)

Comprehensive loss from continuing operations		$(2,451.0)	$(1,951.2)
Comprehensive income from discontinued operations	Note 6	43.9	19.8
Comprehensive loss		$(2,407.1)	$(1,931.4)

Attributable to non-controlling interest		$(4.8)	$60.6
Attributable to common shareholders		$(2,402.3)	$(1,992.0)

(a)	Net of tax of $(2.0) million (2011 - $(4.2) million)
(b)	Net of tax of $nil (2011 - $nil)
(c)	Net of tax of $6.7 million (2011 - $(16.2) million)
(d)	Net of tax of $7.7 million (2011 - $(13.8) million)

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD 2012 ANNUAL REPORT     FS5

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2012	2011
Net inflow (outflow) of cash related to the following activities:		Note 6(i)

Operating:
Loss from continuing operations	$(2,553.6)	$(2,032.8)
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	681.2	564.1
Gains on acquisition/disposition of assets and investments - net	(7.1)	(24.8)
Equity in losses of associate	6.5	2.3
Non-hedge derivative gains - net	(18.0)	(59.1)
Settlement of derivative instruments	52.9	(48.7)
Share-based compensation expense	38.0	36.5
Accretion expense	24.9	54.2
Deferred tax (recovery) expense	(220.7)	105.1
Foreign exchange (gains) losses and other	33.2	(37.0)
Reclamation expense	10.8	15.7
Impairment charges	3,527.6	2,937.6
Changes in operating assets and liabilities:
Accounts receivable and other assets	(20.4)	(119.3)
Inventories	(297.0)	(231.1)
Accounts payable and accrued liabilities	463.9	599.0
Cash flow provided from operating activities	1,722.2	1,761.7
Income taxes paid	(419.3)	(382.9)
Net cash flow of continuing operations provided from operating activities	1,302.9	1,378.8
Net cash flow of discontinued operations provided from (used in) operating activities	(47.6)	38.1

Investing:
Additions to property, plant and equipment	(1,924.7)	(1,629.2)
Net proceeds from the sale of long-term investments and other assets	11.8	101.4
Additions to long-term investments and other assets	(106.3)	(213.4)
Net proceeds from the sale of property, plant and equipment	2.6	1.9
Additions to short-term investments	(348.5)	(1.3)
Note received from Harry Winston	-	70.0
Decrease in restricted cash	(2.0)	(54.0)
Interest received	4.9	7.3
Other	0.3	(3.2)
Net cash flow of continuing operations used in investing activities	(2,361.9)	(1,720.5)
Net cash flow of discontinued operations provided from (used in) investing activities	198.9	(27.5)

Financing:
Issuance of common shares on exercise of options and warrants	6.4	29.0
Acquisition of CMGC 25% non-controlling interest	-	(335.4)
Proceeds from issuance of debt	1,541.1	1,608.4
Repayment of debt	(577.3)	(479.4)
Interest paid	(8.1)	(9.7)
Dividends paid to common shareholders	(182.3)	(124.8)
Settlement of derivative instruments	-	(43.6)
Other	(5.0)	(7.6)
Net cash flow of continuing operations provided from financing activities	774.8	636.9
Net cash flow of discontinued operations used in financing activities	(0.6)	(2.9)

Effect of exchange rate changes on cash and cash equivalents of continuing operations	0.4	(3.5)
Increase (decrease) in cash and cash equivalents	(133.1)	299.4
Cash and cash equivalents, beginning of period	1,766.0	1,466.6
Cash and cash equivalents, end of period	$1,632.9	$1,766.0

The accompanying notes are an integral part of these consolidated financial statements

FS6     KINROSS GOLD 2012 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF EQUITY
(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2012	2011

Common share capital and common share purchase warrants
Balance beginning of period	$14,656.6	$14,576.4
Common shares issued on acquisition of properties	-	3.8
Common shares issued under employee share purchase plans	7.2	6.2
Transfer from contributed surplus on exercise of options and restricted shares	27.1	45.1
Options and warrants exercised, including cash	1.6	25.1
Balance at the end of the period	$14,692.5	$14,656.6

Contributed surplus
Balance beginning of period	$81.4	$185.5
Share-based compensation	35.6	33.9
Aurelian options exercised	-	(3.9)
Underworld options exercised	(0.9)	(0.4)
Red Back options exercised	(3.8)	(19.0)
Bema options exercised	-	(0.1)
Acquisition of CMGC 25% non-controlling interest	-	(92.9)
Transfer of fair value of exercised options and restricted shares	(22.4)	(21.7)
Balance at the end of the period	$89.9	$81.4

Accumulated deficit
Balance beginning of period	$(2,249.9)	$(51.5)
Dividends paid	(182.3)	(124.8)
Net loss attributable to common shareholders	(2,504.9)	(2,073.6)
Balance at the end of the period	$(4,937.1)	$(2,249.9)

Accumulated other comprehensive income (loss)
Balance beginning of period	$(97.7)	$(179.3)
Other comprehensive income	102.6	81.6
Balance at the end of the period	$4.9	$(97.7)
Total accumulated deficit and accumulated other comprehensive loss	$(4,932.2)	$(2,347.6)

Total common shareholders’ equity	$9,850.2	$12,390.4

Non-controlling interest
Balance beginning of period	$80.3	$262.2
Net earnings (loss) attributable to non-controlling interest	(4.8)	60.6
Acquisition of CMGC 25% non-controlling interest	-	(242.5)
Balance at end of the period	$75.5	$80.3

Total equity	$9,925.7	$12,470.7

 The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD 2012 ANNUAL REPORT     FS7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011

(Tabular amounts in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2012 were authorized for issue in accordance with a resolution of the directors on February 13, 2013.

2.	BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2012 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

FS8     KINROSS GOLD 2012 ANNUAL REPORT

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i.	Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year end.

			As at

			December 31,	December 31,
Entity	Property/Segment	Location	2012	2011
Subsidiaries
(Consolidated)
Fairbanks Gold Mining, Inc.	Fort Knox	USA	100%	100%
Kinross Brasil Mineração S.A.	Paracatu	Brazil	100%	100%
Compania Minera Maricunga	Maricunga	Chile	100%	100%
Compania Minera Mantos de Oro	La Coipa(b) / Lobo-Marte/	Chile	100%	100%
	Corporate and Other
Echo Bay Minerals Company	Kettle River - Buckhorn	USA	100%	100%
Chukotka Mining and Geological	Kupol	Russian	100%	100%
Company (a)		Federation
Northern Gold LLC/Regionruda LLC	Dvoinoye / Kupol	Russian	100%	100%
		Federation
Aurelian Ecuador S.A.	Fruta del Norte	Ecuador	100%	100%
Underworld Resources Inc.	White Gold /	Canada	100%	100%
	Corporate and Other
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	100%	100%
Chirano Gold Mines Ltd. (Ghana)	Chirano	Ghana	90%	90%

Interests in jointly controlled entities
(Proportionately consolidated)
Round Mountain Gold Corporation	Round Mountain	USA	50%	50%
Mineração Serra Grande S.A. (c)	Crixás	Brazil	0%	50%

Investment in associate
(Equity accounted)
Compania Minera Casale	Corporate and Other	Chile	25%	25%

(a)	On April 27, 2011, Kinross’ ownership in Chukotka Mining and Geological Company (“CMGC”) increased to 100%. See Note 6(iii).

(b)	Includes Sociedad Contractual Minera Puren which is proportionately consolidated in the La Coipa segment.

(c)	On June 28, 2012, the Company sold its 50% interest in Crixás. See Note 6(i).

KINROSS GOLD 2012 ANNUAL REPORT     FS9

	(a)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

	(b)	Joint Ventures

The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures requiring unanimous consent of each of the venturers regarding strategic, financial and operating polices of the venture. The Company undertakes its joint ventures through jointly controlled entities which can include corporations, partnerships or other unincorporated entities in which each venturer has an interest. Jointly controlled entities operate in the same way as other entities, controlling the assets of the venture, earning its own income and incurring liabilities and expenses. The Company’s interests in its jointly controlled entities are accounted for using proportionate consolidation.

	(c)	Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the company ceases to have significant influence.

Results of associates are equity accounted for using the results of their most recent audited annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.

ii.	Functional and presentation currency

The functional and presentation currency of the Company is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

	●	Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

	●	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

●
Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

FS10     KINROSS GOLD 2012 ANNUAL REPORT

● Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

For any subsidiaries, joint ventures or associates whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

● Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

●
Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the rate implicit in the historical rate applied to the related asset; and

● Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

iii.	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

Restricted cash is cash held in banks that is not available for general corporate use.

iv.	Short-term investments

Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

v.	Long-term investments

Investments in entities that are not subsidiaries, joint ventures or investments in associates are designated as available-for-sale investments. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired. When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from AOCI to the consolidated statement of operations.

vi.	Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery percentage of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of  gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

KINROSS GOLD 2012 ANNUAL REPORT     FS11

In-process inventories represent materials that are in the process of being converted to a saleable product.

In process and finished metal inventories, comprised of gold and silver doré and bullion, are valued at the lower of the average production cost of sales applicable to the related processing cycle and NRV.

Materials and supplies are valued at the lower of average cost and NRV.

Write downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses write downs in the event that there is a subsequent increase in NRV.

vii.	Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

viii.	Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:

● has begun planned principal activities;

● has employees, intellectual property and other inputs and processes that could be applied to those inputs;

● is pursuing a plan to produce outputs; and

● will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

FS12     KINROSS GOLD 2012 ANNUAL REPORT

Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they must be adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

ix.	Goodwill

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU for goodwill impairment testing purposes.

Goodwill arises principally because of the following factors: (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

On an annual basis, as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU has been reduced below its carrying amount, the carrying amount of the CGU is evaluated for potential impairment. If the carrying amount of the CGU exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the carrying value to its recoverable amount.

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and fair value less costs to sell.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) than a fair value calculation.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management covering a 3 year to 50 year period.

KINROSS GOLD 2012 ANNUAL REPORT    FS13

Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices. For the 2012 annual goodwill impairment analysis, estimated 2013, 2014, and long-term gold prices of $1,750, $1,750 and $1,500 per ounce, respectively, and estimated 2013, 2014 and long-term silver prices of $35.00, $33.75 and $25.00 per ounce, respectively, were used. For the 2011 annual goodwill impairment analysis, estimated 2012, 2013 and long-term gold prices of $1,800, $1,740 and $1,250 per ounce, respectively, and estimated 2012, 2013 and long-term silver prices of $37.50, $36.00 and $22.00 per ounce, respectively, were used.

The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. For the 2012 annual goodwill impairment analysis, an estimated 2013 and long-term oil price of $90 per barrel was used. For the 2011 annual goodwill impairment analysis, an estimated 2012 and long-term oil price of $95 and $90 per barrel, respectively, was used.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the 2012 annual goodwill impairment analysis, real discount rates of between 4.04% and 7.90% were used. For the 2011 annual goodwill impairment analysis, real discount rates of between 4.37% and 8.54% were used.

Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU.

When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at December 31, 2012 and December 31, 2011 in respect of the fair value determinations at those dates, which ranged from 0.8 to 1.3 and 0.7 to 1.2, respectively. The selected ranges of multiples applied to each CGU, which may be different from the ranges noted above, took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

x.	Exploration and evaluation (“E&E”) costs

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

FS14     KINROSS GOLD 2012 ANNUAL REPORT

E&E costs consist of:

	●	gathering exploration data through topographical and geological studies;

	●	exploratory drilling, trenching and sampling;

	●	determining the volume and grade of the resource;

	●	test work on geology, metallurgy, mining, geotechnical and environmental; and

	●	conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired E&E costs consist of:

	●	fair value of the estimated potential ounces, and

	●	exploration properties.

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors.

xi.	Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation and, for qualifying assets, capitalized borrowing costs.

Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Acquired or capitalized exploration and evaluation costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

	(a)	Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

Mineral interests consist of:

●
Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, exploration and evaluation costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

● Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

KINROSS GOLD 2012 ANNUAL REPORT     FS15

(b)	Depreciation, depletion and amortization

For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

Land is not depreciated.

Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

Acquired or capitalized exploration and evaluation costs and assets under construction are not depreciated. These assets are depreciated when they are put into production in their intended use.

(c)	Impairment

The carrying amounts of the Company’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

An impairment exists when the carrying amount of the asset, or group of assets, exceeds its recoverable amount. The impairment loss is the amount by which the carrying value exceeds the recoverable amount and such loss is recognized in the consolidated statement of operations. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized such that the recoverable amount has increased.

(d)	Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

FS16     KINROSS GOLD 2012 ANNUAL REPORT

xii.	Financial instruments and hedging activity

	(a)	Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as “fair value through profit and loss”, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “available-for-sale”, “held-to-maturity”, or “loans and receivables”. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as fair value through profit and loss or “other financial liabilities”.

Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the consolidated statement of operations. Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in OCI, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the consolidated statement of operations. Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and cash equivalents, restricted cash and short-term investments are designated as fair value through profit and loss and are measured at cost, which approximates fair value. Trade receivables and certain other assets are designated as loans and receivables. Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as available-for sale. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as fair value through profit and loss.

	(b)	Hedges

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are only included in earnings when the underlying hedged transaction, identified at the contract inception, is completed. Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of operations. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. Amounts recorded in OCI are recognized in the consolidated statement of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the consolidated statement of operations in the period in which they occur.

KINROSS GOLD 2012 ANNUAL REPORT     FS17

For hedges that do not qualify for hedge accounting, gains or losses are recognized in the consolidated statement of operations in the current period.

xiii.	Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available-for-sale, an evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available-for-sale financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations. Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

xiv.	Share-based payments

The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

Stock Option Plan: Stock options are equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of options, the shares are issued from treasury.

Restricted Share Unit Plan: Restricted share units (“RSUs”) are equity-settled and are fair valued based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of RSUs, the shares are issued from treasury.

Restricted Performance Share Unit Plan: Restricted Performance Share Units (“RPSUs”) are equity-settled and are awarded to certain employees as a percentage of their annual long-term incentive award grant. These units are subject to certain vesting requirements and vest at the end of three years. Vesting requirements are based on performance criteria established by the Company. RPSUs are fair valued as follows: The portion of the RPSUs related to market conditions is fair valued based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of RPSUs, the shares are issued from treasury.

Deferred Share Unit Plan: Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Employee Share Purchase Plan: The Company’s contribution to the Employee Share Purchase Plan (“ESPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares issued under the ESPP is based on the average of the last twenty trading sessions prior to the end of the period.

FS18     KINROSS GOLD 2012 ANNUAL REPORT

xv.	Metal sales

Metal sales includes sales of refined gold and silver, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. Revenue from metal sales is recognized when all the following conditions have been satisfied:

	●	The significant risks and rewards of ownership have been transferred;

	●	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

	●	The amount of revenue can be measured reliably;

	●	It is probable that the economic benefits associated with the transaction will flow to the Company; and

	●	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are generally met when the sales price is fixed and title has passed to the customer.

xvi.	Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the end of mine life. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.

xvii.	Income tax

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

KINROSS GOLD 2012 ANNUAL REPORT     FS19

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Corporation has the legal right and intent to offset.

xviii.	Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

Diluted earnings per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of convertible senior notes and restricted share units. The treasury method, which assumes that outstanding stock options, warrants and restricted share units with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all convertible senior notes and restricted share units have been converted in determining fully diluted earnings per share if they are in-the-money except where such conversion would be anti-dilutive.

4.	ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

Accounting changes

Financial instruments

IFRS 7 “Financial instruments – Disclosures” (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduced new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained.

The amendments to IFRS 7 were effective for the Company beginning on January 1, 2012 and there was no impact on the Company’s financial statements upon adoption.

Recent accounting pronouncements

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that will be effective for accounting periods beginning on or after January 1, 2013. Many of these pronouncements are not applicable or consequential to the Company and have been excluded from the following discussion.

Stripping costs

In October 2011, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”) was issued, which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining. When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with International Accounting Standard (“IAS”) 2 “Inventories”. When the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for as additions to non-current assets when specific criteria are met.

FS20     KINROSS GOLD 2012 ANNUAL REPORT

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. The Company expects that there will be no significant impact on the Company’s financial statements upon adoption of IFRIC 20 on January 1, 2013.

Consolidation and related standards

In May 2011, the IASB issued the following suite of consolidation and related standards, all of which are effective for annual periods beginning on or after January 1, 2013.

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and all of Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”, changes the definition of control which is the determining factor in whether an entity should be consolidated. Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company expects no significant impact on the Company’s financial statements upon adoption of IFRS 10 on January 1, 2013.

IAS 27 “Separate Financial Statements (2011)” (“IAS 27 (2011)”) was reissued and now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10. The Company expects no impact on the Company’s financial statements upon adoption of IAS 27 (2011) on January 1, 2013.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-monetary Contributions by Venturers”, requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint operation, the joint operator will recognize its assets, liabilities, revenue, and expenses, and/or its relative share thereof. For a joint venture, the joint venturer will account for its interest in the venture’s net assets using the equity method of accounting.

IAS 28 “Investments in Associates and Joint Ventures (2011)” (“IAS 28 (2011)”) was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now also addresses joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of this amendment.

The Company adopted IFRS 11 and IAS 28 (2011) on January 1, 2013. As a result of adoption, the Company’s consolidated financial statements will be impacted as follows:

●	The Company will classify its interest in Round Mountain as a joint operation, and will continue to account for its share of Round Mountain’s assets, liabilities, revenue, and expenses;

●
The Company will classify its interest in Sociedad Contractual Minera Puren (“Puren”, included in the La Coipa segment) as a joint venture, and will account for its interest in the net assets of Puren using the equity method of accounting and will no longer apply proportionate consolidation. As at January 1, 2012 and December 31, 2012, the Company’s interest in Puren’s net assets was $45.9 million and $20.3 million, respectively; and,

●
The Company will classify its interest in Crixás (held from January 1, 2012 to June 28, 2012, the date of sale) as a joint venture, and will account for its interest in the net assets of Crixás using the equity method of accounting. As at January 1, 2012 and December 31, 2012, the Company’s interest in Crixás’ net assets was $106.5 million and $nil, respectively.

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities. This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity’s interests in other entities. The Company’s financial statements in subsequent periods will include new disclosures as required by IFRS 12.

KINROSS GOLD 2012 ANNUAL REPORT     FS21

Fair value measurement

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company expects no impact on the Company’s financial statements upon adoption of IFRS 13 on January 1, 2013. The Company’s financial statements in subsequent periods will include new disclosures as required by IFRS 13.

Financial instruments

In October 2010, the IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”) which proposes to replace IAS 39 “Financial Instruments: recognition and measurement”. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets – amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015 (as amended from January 1, 2013 by the IASB in December 2011). The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

5.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

i.	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

	(a)	Mineral Reserves

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

	(b)	Depreciation, depletion and amortization

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

FS22     KINROSS GOLD 2012 ANNUAL REPORT

	(c)	Taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

ii.	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

	(a)	Mineral Reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

	(b)	Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

	(c)	Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

	(d)	Impairment of goodwill and other assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

KINROSS GOLD 2012 ANNUAL REPORT     FS23

(e)	Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery percentage of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate actual recovery percentage of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(f)	Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(g)	Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

FS24     KINROSS GOLD 2012 ANNUAL REPORT

6.	ACQUISITIONS AND DISPOSITIONS

i.	Disposition of interest in Crixás Gold Mine

On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine (Serra Grande) to a subsidiary of AngloGold Ashanti Ltd. (“AngloGold”) for gross cash proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million. AngloGold previously owned the remaining 50% of the Crixás gold mine and is the operator of the mine.

As Crixás was an operating segment of the Company, clearly distinguished operationally and for financial reporting purposes from the rest of the Company, the disposal was considered a discontinued operation. Results, including the gain on disposal, and cash flows of the discontinued operation have been presented separately in the consolidated statements of operations and cash flows, and the comparative periods have been recast accordingly.

Earnings from discontinued operations

	Years ended

	December 31, 2012	December 31, 2011
Results of discontinued operations
Revenues	$53.7	$100.8
Expenses	37.2	67.0
Earnings before taxes	16.5	33.8
Income tax expense	(6.4)	(14.0)
Net earnings before disposals	10.1	19.8
Gain on sale of discontinued operations	96.2	-
Income tax on sale of discontinued operations	(62.4)	-
Earnings from discontinued operations after tax	$43.9	$19.8
Earnings per share from discontinued operations attributable to common shareholders
Basic	$0.04	$0.01
Diluted	$0.04	$0.01

The Company’s interest in the significant assets and liabilities of the Crixás mine at the date of disposal was as follows:

June 28,

2012

Cash and cash equivalents	$12.2
Accounts receivable and other assets	17.2
Inventories	9.8
Property, plant and equipment	93.7
Goodwill	38.0
Deferred charges and other long-term assets	2.9
Accounts payable and accrued liabilities	(9.9)
Current tax payable	(25.8)
Other long-term liabilities	(14.3)
Net assets	$123.8

Consideration received, satisfied in cash	$220.0
Cash and cash equivalents disposed of	(12.2)
Net cash inflow	$207.8

ii.	Sale of Interest in Harry Winston

On March 23, 2011, the Company completed the sale of its approximate 8.5% interest in Harry Winston, consisting of approximately 7.1 million common shares, for net proceeds of $100.6 million and a resulting gain on sale of $30.9 million. The Company had acquired these shares as part of the proceeds received on the sale of the Company’s 22.5% interest in the partnership holding Harry Winston’s 40% interest in the Diavik Diamond mine joint venture (“Diavik”) on August 25, 2010. On August 25, 2011, the Company collected a note receivable from Harry Winston in the amount of $70.0 million which was also part of the proceeds on the sale of the Company’s interest in Diavik in August 2010.

KINROSS GOLD 2012 ANNUAL REPORT     FS25

iii.	Acquisition of 25% of CMGC

On April 27, 2011, Kinross’ 75%-owned subsidiary, CMGC, completed a Share Purchase Agreement with the State Unitary Enterprise of the Chukotka Autonomous Okrug (“CUE”), to purchase the 2,292,348 shares of CMGC, representing 25.01% of CMGC’s outstanding share capital, for gross consideration of $335.4 million, including transaction costs. The excess of the consideration paid over the carrying value of the non-controlling interest, was recorded as a reduction of contributed surplus in the amount of $92.9 million.

7.	CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.	Cash and cash equivalents:

	December 31, 2012	December 31, 2011
Cash on hand and balances with banks	$499.5	$761.3
Short-term deposits	1,133.4	1,004.7
	$1,632.9	$1,766.0

Restricted cash:

	December 31, 2012	December 31, 2011
Restricted cash (a)	$58.1	$62.1

(a)	Restricted cash relates to restricted payments for the Kupol loan (see Note 13 (iv)), loan escrow judicial deposits and letters of guarantee for default protection and environmental indemnity.

ii.	Short-term investments

	December 31, 2012 (a)	December 31, 2011
Short-term investments	$349.8	$1.3

(a)	Short-term investments at December 31, 2012 include short-term Canadian government, US government and money market instruments.

FS26     KINROSS GOLD 2012 ANNUAL REPORT

iii.	Accounts receivable and other assets:

	December 31, 2012	December 31, 2011
Trade receivables	$22.8	$20.2
Taxes recoverable	66.7	70.0
Prepaid expenses	40.7	48.8
VAT receivable	107.8	115.3
Other	49.3	55.1
	$287.3	$309.4

iv.	Inventories:

	December 31, 2012	December 31, 2011
Ore in stockpiles(a)	$212.5	$146.6
Ore on leach pads (b)	332.7	220.8
In-process	53.3	35.3
Finished metal	124.2	108.3
Materials and supplies	669.5	562.2
	1,392.2	1,073.2
Long-term portion of ore in stockpiles and
ore on leach pads (a),(b)	(134.5)	(97.0)
	$1,257.7	$976.2

(a)
Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months, which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 7(viii).

(b)
Ore on leach pads relates to the Company’s Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2024, Tasiast in 2029, Fort Knox in 2021, and 50% owned Round Mountain in 2019. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 7(viii).

KINROSS GOLD 2012 ANNUAL REPORT     FS27

v.	Property, plant and equipment:

		Mineral Interests (b)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2012	$4,234.2	$7,389.7	$170.0	$11,793.9
Additions	1,475.0	560.8	-	2,035.8
Acquisitions	-	-	7.6	7.6
Capitalized interest	63.8	35.9	-	99.7
Disposals (c)	(86.5)	(104.6)	-	(191.1)
Other	35.8	(38.9)	-	(3.1)
Balance at December 31, 2012	5,722.3	7,842.9	177.6	13,742.8

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2012	$(1,518.1)	$(1,316.4)	$-	$(2,834.5)
Depreciation, depletion and amortization	(338.8)	(401.9)	-	(740.7)
Impairment charge (d)	(82.5)	(1,203.5)	-	(1,286.0)
Disposals (c)	45.0	50.5	-	95.5
Other	(4.3)	6.0	-	1.7
Balance at December 31, 2012	(1,898.7)	(2,865.3)	-	(4,764.0)

Net book value	$3,823.6	$4,977.6	$177.6	$8,978.8

Amount included above as at December 31, 2012:
Assets under construction	$1,024.4	$426.1	$-	$1,450.5
Net book value of finance leases	$15.1	$-	$-	$15.1
Assets not being depreciated (a)	$1,155.6	$2,609.0	$177.6	$3,942.2

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)	At December 31, 2012, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(c)	In 2012, the Company disposed of its interest in Crixás (see Note 6(i)) and certain other assets.

(d)	In 2012, an impairment charge was recorded against property, plant and equipment at Tasiast. See Note 8.

FS28     KINROSS GOLD 2012 ANNUAL REPORT

		Mineral Interests(b)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2011	$3,236.3	$6,426.5	$527.5	$10,190.3
Additions	1,052.3	586.6	11.9	1,650.8
Acquisitions	-	-	3.8	3.8
Capitalized interest	7.3	19.2	-	26.5
Disposals	(64.2)	(8.7)	(0.4)	(73.3)
Transfers	-	369.6	(369.6)	-
Other	2.5	(3.5)	(3.2)	(4.2)
Balance at December 31, 2011	4,234.2	7,389.7	170.0	11,793.9

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2011	$(1,315.2)	$(990.5)	$-	$(2,305.7)
Depreciation, depletion and amortization	(257.9)	(330.3)	-	(588.2)
Disposals	55.3	10.5	-	65.8
Other	(0.3)	(6.1)	-	(6.4)
Balance at December 31, 2011	(1,518.1)	(1,316.4)	-	(2,834.5)

Net book value	$2,716.1	$6,073.3	$170.0	$8,959.4

Amount included above as at December 31, 2011:
Assets under construction	$1,012.6	$549.7	$-	$1,562.3
Net book value of finance leases	$12.8	$-	$-	$12.8
Assets not being depreciated (a)	$1,118.6	$2,379.6	$170.0	$3,668.2

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)
At December 31, 2011, the significant development and operating properties included Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Crixás, Kupol, Dvoinoye, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties is White Gold. Dvoinoye was transferred from pre-development properties to development and operating properties upon the declaration of proven and probable reserves as at the end of 2011.

Land, plant and equipment with a carrying amount of $197.4 million (December 31, 2011 - $231.3 million) are pledged as security as part of the Kupol loan. See Note 13(iv).

Capitalized interest relates to capital expenditures at Fort Knox, Kettle River-Buckhorn, Round Mountain, Maricunga, La Coipa, Lobo-Marte, Fruta del Norte, Paracatu, Kupol, Chirano and Tasiast and had a weighted average borrowing rate of 5.70% and 7.50% during the years ended December 31, 2012 and 2011, respectively.

At December 31, 2012, $951.7 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2011 - $923.9 million). During the year ended December 31, 2012, the Company acquired $7.6 million of E&E assets, capitalized $20.2 million in E&E costs and transferred $nil from E&E assets to capitalized development. During the year ended December 31, 2011, the Company acquired $3.8 million of E&E assets, capitalized $89.2 million in other E&E costs and transferred $369.6 million from E&E assets to capitalized development. The Company recognized property, plant and equipment impairment related to E&E assets at the Tasiast mine as at December 31, 2012 of $210.6 million (December 31, 2011 - $nil).

During the year ended December 31, 2012, the Company expensed $24.4 million (year ended December 31, 2011 – $18.8 million) of exploration and evaluation expenditures, and had cash expenditures for exploration and evaluation included in operating and investing cash flows of $24.4 million and $20.2 million, respectively (year ended December 31, 2011 – $18.8 million and $89.2 million, respectively).

KINROSS GOLD 2012 ANNUAL REPORT     FS29

vi.	Goodwill

The goodwill allocated to the Company’s CGUs and included in the respective operating segment assets is shown in the table below:

	Round			Kettle River						Other
	Mountain	Paracatu	La Coipa	- Buckhorn	Kupol	Maricunga	Crixás(c)	Tasiast	Chirano	Operations (d)	Total
Cost
Balance at January 1, 2012	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0
Acquisitions	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	(80.5)	-	-	(4.0)	(84.5)
Balance at December 31, 2012	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$-	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2012	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$(2,490.1)	$(447.5)	$(105.5)	$(4,226.7)
Impairment loss (a)	-	-	-	-	-	-	-	(2,130.3)	(111.3)	-	(2,241.6)
Disposals	-	-	-	-	-	-	42.5	-	-	-	42.5
Balance at December 31, 2012	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$-	$(4,620.4)	$(558.8)	$(105.5)	$(6,425.8)

Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$-	$-	$359.8	$172.7	$1,136.7

	Round			Kettle River						Other
	Mountain	Paracatu	La Coipa	- Buckhorn	Kupol	Maricunga	Crixás	Tasiast	Chirano	Operations(d)	Total
Cost
Balance at January 1, 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0
Acquisitions	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0

Accumulated impairment
Balance at January 1, 2011	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$-	$-	$(105.5)	$(1,289.1)
Impairment loss (b)	-	-	-	-	-	-	-	(2,490.1)	(447.5)	-	(2,937.6)
Disposals	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2011	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$(2,490.1)	$(447.5)	$(105.5)	$(4,226.7)

Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$38.0	$2,130.3	$471.1	$176.7	$3,420.3

(a)
In 2012, as part of the annual impairment test for goodwill, using the methodology described in Note 3(ix), it was determined that the carrying amounts of goodwill at Tasiast and Chirano, exceeded their recoverable amounts. See Note 8.

(b)
In 2011, as part of the annual impairment test for goodwill, using the methodology described in Note 3(ix), it was determined that the carrying amounts of goodwill at Tasiast and Chirano, exceeded their recoverable amounts. See Note 8.

(c)
On June 28, 2012, the Company disposed of its interest in Crixás. As a result, goodwill was reduced by $38.0 million which represents the carrying amount of goodwill previously allocated to Crixás. See Note 6(i).

(d)
At December 31, 2012, other operations includes goodwill related to Quebrada Seca with a carrying amount of $168.8 million and Jiboia with a carrying amount of $3.9 million (December 31, 2011 - $168.8 million and $7.9 million, respectively).

FS30     KINROSS GOLD 2012 ANNUAL REPORT

vii.	Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale investments are recorded in AOCI as follows:

	December 31, 2012		December 31, 2011

		Gains (losses) in		Gains (losses) in
	Fair value	AOCI	Fair value	AOCI
Securities in an unrealized gain position	$39.0	$9.2	$46.5	$26.9
Securities in an unrealized loss position	10.1	(2.0)	32.9	(22.9)
	$49.1	$7.2	$79.4	$4.0

viii.	Deferred charges and other long-term assets:

	December 31,	December 31,
	2012	2011
Long-term portion of ore in stockpiles and ore on leach pads (a)	$134.5	$97.0
Deferred charges, net of amortization	7.7	7.3
Long-term receivables	181.5	97.4
Advances for the purchase of capital equipment	186.3	178.2
Other	35.5	26.5
	$545.5	$406.4

(a)
Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months. Long-term ore in stockpiles is at the Company’s Fort Knox, Kupol, Tasiast and Paracatu mines. Long-term ore on leach pads is at the Company’s 50% owned Round Mountain mine.

ix.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2012	2011
Trade payables	$129.0	$151.0
Accrued liabilities	396.9	353.3
Employee related accrued liabilities	106.9	71.0
	$632.8	$575.3

x.	Accumulated other comprehensive income (loss):

		Financial
	Investments (a)	derivatives (b)	Total
Balance at December 31, 2010	$71.1	$(250.4)	$(179.3)
Other comprehensive income (loss) before tax	(71.3)	118.7	47.4
Tax	4.2	30.0	34.2
Balance at December 31, 2011	$4.0	$(101.7)	$(97.7)
Other comprehensive income before tax	1.2	113.8	115.0
Tax	2.0	(14.4)	(12.4)
Balance at December 31, 2012	$7.2	$(2.3)	$4.9

(a)	Balance at December 31, 2010 net of tax of $4.0 million

(b)	Balance at December 31, 2010 net of tax of $(0.3) million

KINROSS GOLD 2012 ANNUAL REPORT     FS31

xi.	Non-controlling interest:

	Kupol (a)	Chirano (b)	Total
Balance at December 31, 2010	$191.1	$71.1	$262.2
Share of net earnings	51.4	9.2	60.6
Dividends paid	-	-	-
Acquisition of CMGC 25% non-controlling interest(a)	(242.5)	-	(242.5)
Balance at December 31, 2011	$-	$80.3	$80.3
Share of net loss	-	(4.8)	$(4.8)
Dividends paid	-	-	-
Balance at December 31, 2012	$-	$75.5	$75.5

(a)	Represents non-controlling interest in CMGC. On April 27, 2011, Kinross acquired the remaining 25% of CMGC and thereby increased its ownership to 100%. See Note 6(iii).

(b)	Represents non-controlling interest in Chirano Gold Mines Limited.

FS32     KINROSS GOLD 2012 ANNUAL REPORT

Consolidated Statements of Operations

xii.	Other income (expense) – net:

	Years ended December 31,
	2012	2011

Gains (losses) on acquisition/disposition of investments - net:
Harry Winston (a)	$-	$30.9
Other investments	6.3	(0.8)
Gains (losses) on sale of other assets - net	0.8	(5.3)
Gains on acquisition/disposition of assets and investments - net	$7.1	$24.8
Impairment of investments (b)	(24.3)	-
Foreign exchange gains (losses)	(2.1)	11.3
Net non-hedge derivative gains	18.0	59.1
Other income (expense)	(0.9)	5.9
	$(2.2)	$101.1

	(a)	On March 23, 2011, the Company sold its remaining interest in Harry Winston. See Note 6(ii).

	(b)	During the year ended December 31, 2012, the Company recognized impairment losses on certain of its available-for-sale investments.

xiii.	Equity in losses of associate:

	Years ended December 31,
	2012	2011
Cerro Casale(a)	$(6.5)	$(2.3)

	(a)	The Company holds a 25% interest in Cerro Casale and the investment is accounted for under the equity method.

xiv.	Finance expense:

	Years ended December 31,
	2012	2011
Accretion on reclamation and remediation obligation	$17.3	$21.0
Interest expense, including accretion on debt (a)	24.8	44.5
	$42.1	$65.5

(a)	During the years ended December 31, 2012 and 2011, $99.7 million and $26.5 million of interest was capitalized to property, plant and equipment, respectively. See Note 7(v).

KINROSS GOLD 2012 ANNUAL REPORT     FS33

Interest paid during the year ended December 31, 2012 was $68.6 million (year ended December 31, 2011 - $9.7 million).

xv.	Employee benefits expenses:

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,
	2012	2011
Salaries, short term incentives, and other benefits	$606.9	$436.5
Share-based payments	38.0	36.5
Other	61.0	61.0
	$705.9	$534.0

8.	IMPAIRMENT

During the year ended December 31, 2012, the Company recorded impairment charges aggregating $3,527.6 million, comprised of $3,416.3 million at Tasiast and $111.3 million at Chirano, which were recorded within cost of sales in the consolidated statement of operations. As a result of the impairment charge related to the Tasiast CGU, a tax recovery of $321.5 million was recorded within tax expense. The impairment charge at Tasiast included a charge of $2,130.3 million related to goodwill and a charge of $1,286.0 million related to property, plant and equipment. The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test. The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast and industry-wide increases in capital and operating costs. The impairment charge at Chirano related entirely to goodwill.

During the year ended December 31, 2011, the Company recorded goodwill impairment charges of $2,490.1 million and $447.5 million at its Tasiast and Chirano CGUs, respectively, which were recorded within cost of sales in the consolidated statement of operations. The impairment charges were a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

Key assumptions and sensitivity

The key assumptions used in determining the recoverable amount (fair value less costs to sell) for each CGU are long-term commodity prices, discount rates, cash costs of production, capital expenditures, foreign exchange rates, and NAV multiples. The Company performed a sensitivity analysis on all key assumptions and determined that, other than as disclosed below, no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU carrying goodwill to exceed its recoverable amount.

As at December 31, 2012, the recoverable amounts for the Tasiast and Chirano CGUs are equal to their carrying amounts, after giving effect to the impairment charges noted above.

At December 31, 2012, the estimated recoverable amounts for the Round Mountain, Paracatu and Maricunga CGUs exceed their carrying amounts by approximately $119 million, $1,027 million and $511 million, respectively (December 31, 2011 - $145 million for Round Mountain, $970 million for Paracatu, and $271 million for Maricunga, respectively).

The table below shows the amount by which certain key assumptions would be required to change, in isolation, in order for the estimated recoverable amount to equal the carrying amount for each of the Round Mountain, Paracatu, and Maricunga CGUs.

FS34     KINROSS GOLD 2012 ANNUAL REPORT

	Percentage increase (decrease) required for recoverable amount to equal carrying value

	December 31, 2012			December 31, 2011
	Round			Round
Key assumptions	Mountain	Paracatu	Maricunga	Mountain	Paracatu	Maricunga
Long-term gold price(a)	-26%	-12%	-22%	-34%	-18%	-10%

LOM production cash costs per ounce(b)	14%	14%	22%	22%	21%	9%

(a)	See Note 3(ix) for long term gold prices.

(b)	LOM production cash costs per ounce range from $883 to $944 for Round Mountain, Paracatu, and Maricunga in 2012 and $757 to $879 for Round Mountain, Paracatu, and Maricunga in 2011.

However, the Company believes that adverse changes in any of the key assumptions would have associated impacts on certain other inputs into the long-term LOM plans, which may offset, to a certain extent, the impact of the adverse change.

9.	JOINT VENTURE INTERESTS

The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

As at December 31, 2012, the Company had a joint venture interest in Round Mountain through its 50% ownership in the Smoky Valley Common Operation joint venture. Under the joint venture agreement between the Company and Barrick, the Company is the operator.

The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

As at December 31, 2011, the Company had joint venture interests in Round Mountain and Crixás. On June 28, 2012, the Company sold its interest in the Crixás mine and its results have been presented separately as a discontinued operation. See Note 6(i).

KINROSS GOLD 2012 ANNUAL REPORT     FS35

The following table contains selected financial information on Kinross’ consolidated share of participation of Round Mountain as at and for the years ended December 31, 2012 and 2011.

	For the years ended December 31,
	2012	2011

Metal sales	$317.2	$295.0
Production cost of sales	(136.7)	(129.2)
Depreciation, depletion and amortization	(28.2)	(28.7)
Exploration and business development	(1.1)	(0.6)
Other	-	(0.9)
Operating earnings	$151.2	$135.6

	As at December 31,
	2012	2011
Current assets	$37.5	$38.3
Property, plant and equipment	250.8	203.4
Goodwill	58.7	58.7
Deferred charges and other long-term assets	12.5	11.4
	$359.5	$311.8
Current liabilities	21.3	22.3
Non-current liabilities	53.3	44.0
	$74.6	$66.3

Net investment in joint venture	$284.9	$245.5

Contingent liabilities and capital commitments related to joint ventures are included in Note 20.

FS36     KINROSS GOLD 2012 ANNUAL REPORT

10.	INVESTMENT IN ASSOCIATE

The Company holds a 25% interest in the Cerro Casale project. The investment is accounted for under the equity method and had the following carrying values:

	December 31,	December 31,
	2012	2011

Cerro Casale	$515.8	$502.5

There are no publicly quoted market prices for Cerro Casale.

The following table contains summarized financial information for the Company’s investment in Cerro Casale:

	Statement of Operations

	For the years ended December 31,
	2012	2011
Revenue	$-	$-
Other expenses	31.7	11.4
Income tax recovery	(5.9)	(2.3)
Net loss	$25.8	$9.1

	Balance Sheet

	As at December 31,
	2012	2011
Current assets	$7.9	$15.8
Non-current assets	311.6	272.5
	319.5	288.3
Current liabilities	6.2	22.3
Non-current liabilities	0.1	0.1
	6.3	22.4
Net assets	$313.2	$265.9

Contingent liabilities related to investments in associates are included in Note 20.

11.	FINANCIAL INSTRUMENTS

i	Fair values of financial instruments:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts, except as noted below, are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

KINROSS GOLD 2012 ANNUAL REPORT     FS37

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2012 include:

				Aggregate Fair
	Level 1	Level 2	Level 3	Value
Available-for-sale investments	$49.1	$-	$-	$49.1
Embedded derivatives	(0.2)	-	-	(0.2)
Derivative instruments	-	(7.7)	-	(7.7)
	$48.9	$(7.7)	$-	$41.2

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Embedded derivatives:

The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants, and therefore is classified within Level 1 of the fair value hierarchy.

The Company determines the fair value of the embedded derivative related to the conversion options on its convertible senior notes based on pricing models which use a number of observable market-determined variables. These embedded derivatives are classified within Level 2 of the fair value hierarchy.

Derivative instruments:

The fair value of derivative instruments is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date and therefore derivative instruments are classified within Level 2 of the fair value hierarchy.

FS38     KINROSS GOLD 2012 ANNUAL REPORT

ii	Derivative instruments

	December 31, 2012		December 31, 2011

	Asset / (Liability)		Asset / (Liability)
	Fair Value	AOCI	Fair Value	AOCI
Interest rate contracts
Interest rate swaps (a) (i)	$(2.7)	$(2.5)	$(0.1)	$-

Currency contracts
Foreign currency forward contracts (b) (ii)	(7.3)	(1.8)	(75.1)	(54.4)

Commodity contracts
Gold and silver forward contracts (iii)	-	-	-	(48.6)
Energy forward contracts(c) (iv)	2.5	2.0	1.6	1.3

Other contracts
Total return swap (v)	(0.2)	-	(0.7)	-

Canadian dollar denominated common share purchase warrants liability (vi)	(0.2)	-	(18.6)	-

Convertible senior notes - conversion option (vii)	-	-	(2.6)	-
Total all contracts	$(7.9)	$(2.3)	$(95.5)	$(101.7)

Unrealized fair value of derivative assets
Current	15.0		2.8
Non-current	9.6		1.1
	$24.6		$3.9

Unrealized fair value of derivative liabilities
Current	(22.0)		(66.7)
Non-current	(10.5)		(32.7)
	$(32.5)		$(99.4)

Total net fair value	$(7.9)		$(95.5)

(a)	Of the total amount recorded in AOCI, $nil million will be reclassified to net earnings within the next 12 months.

(b)	Of the total amount recorded in AOCI, $2.9 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(c)	Of the total amount recorded in AOCI, $(0.7) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(i)	Interest rate contracts

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the Paracatu term loan, maturing in February 2012. Under the contract, Kinross Brasil Mineração S.A. (“KBM”), a wholly-owned subsidiary of the Company, was to pay a rate of 3.83% and receive LIBOR plus 1%. The Paracatu term loan was repaid in February 2012, and accordingly, the interest rate swap was settled.

Concurrent with completing the three-year, floating rate term loan in August 2012 (see Note 13(i)), the Company entered into an interest rate swap to swap the underlying LIBOR into a fixed rate of 0.49% for the entire three year period.

KINROSS GOLD 2012 ANNUAL REPORT     FS39

(ii)	Foreign currency forward contracts

The following table provides a summary of foreign currency forward contracts outstanding at December 31, 2012, maturing in:

	2013	2014	2015	Total
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	383.3	222.5	88.0	693.8
Average price	1.99	2.16	2.34	2.09
Chilean peso forward buy contracts
(in millions of U.S. dollars)	110.4	33.0	-	143.4
Average price	514.91	553.56	-	523.80
Russian rouble forward buy contracts
(in millions of U.S. dollars)	87.0	48.0	25.0	160.0
Average price	32.63	34.69	36.05	33.78
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	129.0	48.0	-	177.0
Average price	1.02	1.04	-	1.02
Swiss franc forward sell contract
(in millions of U.S. dollars)	11.0	-	-	11.0
Average price	0.93	-	-	0.93

During 2012, the following new forward buy/sell derivative contracts were engaged:

	●	$483.3 million at an average rate of 2.12 Brazilian reais, with maturities in 2012, 2013, 2014 and 2015;

	●	$65.4 million at an average rate of 510.15 Chilean pesos, with maturity in 2013;

	●	$94.0 million at an average rate of 34.46 Russian roubles, with maturities in 2013, 2014 and 2015;

	●	$171.0 million at an average rate of 1.03 Canadian dollars, with maturities in 2012, 2013 and 2014; and

	●	$11.0 million at an average rate of 0.93 Swiss francs, with maturity in 2013.

At December 31, 2012, the unrealized gain or loss on the derivative contracts recorded in AOCI is as follows:

	●	Brazilian real forward buy contracts – unrealized loss of $18.6 million (December 31, 2011 – $29.8 million loss);

	●	Chilean peso forward buy contracts - unrealized gain of $6.8 million (December 31, 2011 – $16.0 million loss);

	●	Russian rouble forward buy contracts – unrealized gain of $5.6 million (December 31, 2011 – $6.4 million loss); and

	●	Canadian dollar forward buy contracts – unrealized gain of $4.4 million (December 31, 2011 – $2.2 million loss).

(iii)	Gold and silver forward contracts

The Company had gold and silver derivative instruments acquired from an acquisition in 2007, primarily related to Kupol financing requirements, which the Company closed out and early settled in the third quarter of 2011.

FS40     KINROSS GOLD 2012 ANNUAL REPORT

(iv)	Energy forward contracts

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy forward contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy forward contracts outstanding at December 31, 2012, maturing in:

	2013	2014	2015	Total
Energy
Oil forward buy contracts (barrels)	290,000	175,000	100,000	565,000
Average price	92.52	88.78	86.64	90.32
Diesel forward buy contracts (gallons)	4,830,000	2,520,000	-	7,350,000
Average price	2.96	2.83	-	2.92
Gasoil forward buy contracts (tonnes)	40,260	16,104	-	56,364
Average price	906.30	864.00	-	894.21

During 2012, the following new forward buy derivative contracts were engaged:

●	498,000 barrels of Nymex Crude WTI oil at an average rate of $92.66 per barrel, with maturities in 2012, 2013, 2014 and 2015;

●	5.25 million gallons of diesel at an average rate of $2.92 per gallon, with maturities in 2012, 2013 and 2014; and

●	56,364 tonnes of gasoil at an average rate of $894.21 per tonne, with maturities in 2013 and 2014.

At December 31, 2012, the unrealized gain or loss on these derivative contracts recorded in AOCI is as follows:

●	Oil forward buy contracts – unrealized gain of $0.9 million (December 31, 2011 – $1.8 million gain);

●	Diesel forward buy contracts - unrealized loss of $0.2 million (December 31, 2011 – $0.3 million loss); and

●	Gasoil forward buy contracts – unrealized gain of $1.3 million (December 31, 2011 – $0.2 million loss).

(v)	Total return swap

A total return swap (“TRS”) was engaged during the fourth quarter of 2008 as an economic hedge of the Company’s DSUs. Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2012, 91% of the DSUs were economically hedged, although hedge accounting was not applied.

(vi)	Canadian dollar denominated common share purchase warrants liability

The Company’s Canadian dollar denominated common share purchase warrants are considered derivative instruments and were measured at fair value on initial recognition and subsequently at each reporting date, with changes in fair value recognized in the consolidated statement of operations. For the year ended December 31, 2012, the Company recognized a gain of $18.4 million (year ended December 31, 2011 – a gain of $29.8 million) in the consolidated statement of operations.

KINROSS GOLD 2012 ANNUAL REPORT     FS41

(vii)	Convertible senior notes - conversion option

The Company’s option to settle its convertible senior notes in cash or shares upon conversion causes the conversion option to be considered an embedded derivative which is recognized at fair value on initial recognition and subsequently at each reporting date with changes in the fair value recognized in the consolidated statement of operations. For the year ended December 31, 2012, the Company recognized a gain of $2.6 million (year ended December 31, 2011 – a gain of $36.4 million) in the consolidated statement of operations.

12. CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s policy is to not hedge metal sales. However, in limited circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.	Capital management

The Company’s objectives when managing capital are to:

	●	Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;

	●	Ensure the Company has the capital and capacity to support a long-term growth strategy;

	●	Provide investors with a superior rate of return on their invested capital;

	●	Ensure compliance with all bank covenant ratios; and

	●	Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements, other than the requirement to maintain a minimum tangible net worth under the terms of its revolving credit facility and term loan agreement, as disclosed in Note 13(i).

FS42     KINROSS GOLD 2012 ANNUAL REPORT

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements and its total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	December 31, 2012	December 31, 2011
Long-term debt	$2,116.4	$1,600.4
Current portion of long-term debt	516.2	32.7
Total debt	2,632.6	1,633.1
Common shareholders’ equity	9,850.2	12,390.4
Total debt / total debt and common shareholders’ equity ratio	21.1%	11.6%
Company target	0 – 30%	0 – 30%

ii.	Gold and silver price risk management

The Company’s policy is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company assumed gold and silver forward sales contracts, call options, and put options, primarily due to requirements related to the Kupol project financing.

During the third quarter of 2011, the Company closed out and early settled all gold and silver derivative financial instruments and other contracts that were required under the terms of the Kupol project financing that was acquired with the acquisition of Bema.

iii.	Currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into forward contracts to purchase Canadian dollars, Brazilian reais, Chilean pesos, and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

At December 31, 2012, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company’s net working capital, on earnings before taxes and OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Euro, Mauritanian ouguiya, Ghanian cedi and other.

		10% strenthening in US$		10% weakening in US$
	Foreign currency net working asset (liability) in US$	Effect on earnings before taxes, gain (loss)(a)	Effect on OCI before taxes, gain (loss)(a)	Effect on earnings before taxes, gain (loss)(a)	Effect on OCI before taxes, gain (loss)(a)
Canadian dollars	0.7	(0.1)	-	0.1	-
Brazilian reais	(10.9)	1.0	-	(1.2)	-
Chilean pesos	18.7	(1.7)	-	2.1	-
Russian roubles	92.4	(8.4)	-	10.3	-
Euros	(6.0)	0.5	-	(0.7)	-
Mauritanian ouguiya	59.9	(5.4)	-	6.7	-
Ghanian cedi	29.2	(2.7)	-	3.2	-
Other (b)	(19.3)	1.8	-	(2.0)	-

(a)
As described in Note 3 (ii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

(b)	Includes British pounds, Australian dollars, South African rand, and Japanese yen.

KINROSS GOLD 2012 ANNUAL REPORT     FS43

At December 31, 2012, with other variables unchanged, the following represents the effect of the Company’s foreign currency forward contracts on earnings before taxes and OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, and Swiss franc.

	10% strenthening in US$		10% weakening in US$
	Effect on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss) (a)	Effect on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss) (a)
Canadian dollars	$-	$(16.3)	$-	$20.1
Brazilian reais	$-	$(59.3)	$-	$73.3
Chilean pesos	$-	$(13.7)	$-	$16.8
Russian roubles	$-	$(15.0)	$-	$18.5
Swiss francs	$(1.0)	$-	$1.2	$-

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which may be to earnings or property, plant and equipment.

iv.	Interest rate risks

The Company is exposed to interest rate risk on its variable rate debt. During 2008, the Company entered into an interest rate swap for KBM in order to fix the interest rates on 50% of the Paracatu term loan, which was maturing in February 2012. Under the contract, KBM was to pay a rate of 3.83% and receive LIBOR plus 1%. The Paracatu term loan was repaid in February 2012, and accordingly, the interest rate swap was settled.

Concurrent with completing the three-year, floating rate term loan in August 2012 (see Note 13(i)), the Company entered into an interest rate swap to swap the underlying LIBOR into a fixed rate of 0.49% for the entire three year period. At December 31, 2012 with other variables unchanged, a 50 basis point downward shift in the interest rate curve would decrease OCI before taxes by $14.0 million, and a 50 basis point upward shift in the interest rate curve would increase OCI before taxes by $14.1 million.

v.	Energy price risk

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy forward contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

At December 31, 2012, with other variables unchanged, the following represents the effect of the Company’s energy forward contracts on earnings before taxes, and OCI before taxes from a 10% change in oil, gasoil, and diesel prices.

	10% increase in price		10% decrease in price
	Effect on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss) (a)	Effect of on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss) (a)
Oil price	$-	$5.2	$-	$(5.1)
Gasoil price	$-	$5.1	$-	$(5.2)
Diesel price	$-	$2.1	$-	$(2.1)

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which will be to earnings.

FS44     KINROSS GOLD 2012 ANNUAL REPORT

vi.	Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent and short-term investment balances (December 31, 2012 - $1,982.7 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities at December 31, 2012 are as follows:

	Total	Less than 2 years	More than 2, less than 3 years	More than 3, less than 5 years	More than 5 years
Long-term debt (a)	$3,525.5	$753.8	$1,131.9	$374.8	$1,265.0
Derivative liabilities - net	$(7.6)	$(5.7)	$(1.9)	$-	$-

(a)
Includes long-term debt, including the current portion, interest and the full face value of the convertible senior notes and senior notes. In the case of the convertible senior notes we have assumed holders will exercise their right to have the Company repurchase the convertible senior notes in March 2013.

vii.	Credit risk management

Credit risk relates to cash and cash equivalents, short-term investments, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating. As at December 31, 2012, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, short-term investments, accounts receivable and derivative contracts.

KINROSS GOLD 2012 ANNUAL REPORT     FS45

13. LONG-TERM DEBT AND CREDIT FACILITIES

			December 31, 2012				December 31, 2011
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value

Corporate term loan facility	(i)	Variable	$1,000.0	$(3.4)	$996.6	$996.6	$22.4	$22.3
Convertible senior notes	(ii)	1.75%	452.9	-	452.9	460.4	420.7	457.3
Senior notes	(iii)	3.625%-6.875%	993.6	(10.1)	983.5	1,045.8	981.4	986.1
Kupol loan	(iv)	Variable	200.0	(3.7)	196.3	196.3	194.1	194.1
Finance leases	(v)	5.62%	3.3	-	3.3	3.3	12.8	13.1
Crixás bank loan and other		Variable	-	-	-		1.7	1.7
			2,649.8	(17.2)	2,632.6	2,702.4	1,633.1	1,674.6
Less: current portion			(516.2)	-	(516.2)	(516.2)	(32.7)	(32.7)
Long-term debt			$2,133.6	$(17.2)	$2,116.4	$2,186.2	$1,600.4	$1,641.9

(a)	Includes transaction costs on debt financings.

Scheduled debt repayments

	2013	2014	2015	2016	2017	2018 and thereafter	Total
Corporate term loan facility	$-	$-	$1,000.0	$-	$-	$-	$1,000.0
Convertible senior notes (a)	452.9	-	-	-	-	-	452.9
Senior notes	-	-	-	249.3	-	744.3	993.6
Kupol loan	60.0	60.0	60.0	20.0	-	-	200.0
Finance leases	3.3	-	-	-	-	-	3.3
Total debt payable	$516.2	$60.0	$1,060.0	$269.3	$-	$744.3	$2,649.8

(a)	We have assumed holders will exercise their right to have the Company repurchase the convertible senior notes in March 2013.

i.	Corporate revolving credit and term loan facilities

In November 2009, the Company entered into an amended revolving credit facility which provided credit of $450.0 million on an unsecured basis and was to expire in November 2012. The term loan (corporate term loan facility) for the Paracatu property formed part of the amended revolving credit facility and has been repaid in full.

On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million. On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Côte d’Ivoire as permitted jurisdictions as a result of the Red Back Mining Inc. (“Red Back”) acquisition. All other terms and conditions under the existing revolving credit facility remained unchanged.

On March 31, 2011, the Company entered into a further amendment to increase the availability under the facility to $1,200.0 million. The term of the facility was also extended from November 2012 to March 2015.

Effective August 17, 2012, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

As at December 31, 2012, the Company had drawn $35.1 million (December 31, 2011 – $55.5 million) on the amended revolving credit facility. The amount drawn was entirely for letters of credit (December 31, 2011 – $55.5 million, including drawings for the Paracatu term loan and $32.8 million for letters of credit). The Paracatu term loan was repaid in full during the first quarter of 2012.

Also effective August 17, 2012, the Company completed a new unsecured term loan facility for $1,000.0 million. The facility matures August 10, 2015, with the full amount having been drawn on August 22, 2012.

Loan interest for both the amended revolving credit facility and term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2012, interest charges and fees are as follows:

FS46     KINROSS GOLD 2012 ANNUAL REPORT

Type of credit
Dollar based LIBOR loan	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

Concurrent with completing the term loan, the Company entered into an interest rate swap to swap the underlying 1-month LIBOR into a fixed rate of 0.49% in respect of the term loan for the entire three year period. Based on the Company’s current credit rating, the fixed rate on the term loan is 2.19%.

The amended revolving credit facility and new unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $5,734.8 million increasing by 50% of positive net income each quarter, starting with the quarter ending September 30, 2012, (previously $5,250.0 million starting December 31, 2010 and increasing by 50% of positive net income each quarter), and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at December 31, 2012.

ii.	Convertible senior notes

In January 2008, the Company completed a public offering of $460.0 million convertible senior notes due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible, at the holder’s option, equivalent to a conversion price of $27.64 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of convertible senior notes, after payment of the commissions of the initial purchasers and expenses of the offering. The convertible senior notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the convertible senior notes, (ii) the trading price of the convertible senior notes falls below 98% of the amount equal to Kinross’ then prevailing common share price, times the applicable conversion rate, (iii) the convertible senior notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The convertible senior notes will also be convertible on and after December 15, 2027. The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders of the convertible senior notes will have the right to require Kinross to repurchase the convertible notes on March 15, 2013, 2018 and 2023, and, if certain fundamental changes occur on or prior to March 20, 2013. The repurchase price will be equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest to the repurchase date, if any. On February 7, 2013, the Company filed a Put Right Notice with a Tender Offer Statement with the Securities and Exchange Commission stating the Company’s intention to repurchase the convertible senior notes tendered prior to March 15, 2013, in cash.

iii.	Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the “notes”). The notes pay interest semi-annually. Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions to the initial purchasers and expenses directly related to the offering. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any. Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

KINROSS GOLD 2012 ANNUAL REPORT     FS47

iv.	Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million will commence in March 2013 and continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $197.4 million (December 31, 2011 - $231.3 million) are pledged as security as part of the Kupol loan.

As at December 31, 2012, cash of $34.0 million (December 31, 2011 - $34.0 million) was restricted for payments related to this loan.

v.	Finance leases

As at December 31, 2012 and 2011, the finance lease obligations are as follows:

	December 31, 2012			December 31, 2011
	Future Payments	Interest	Present value	Future payments	Interest	Present value
Less than one year	$3.3	$-	$3.3	$10.0	$0.5	$9.5

Between one and five years	-	-	-	3.4	0.1	3.3
	$3.3	$-	$3.3	$13.4	$0.6	$12.8

The Company recorded interest expense related to the finance leases of $0.5 million and $1.1 million for the years ended December 31, 2012 and 2011, respectively. The cost of the assets and the accumulated depreciation related to the finance leases was $39.8 million and $24.7 million, respectively as at December 31, 2012 (December 31, 2011 – $39.8 million and $20.2 million). The depreciation expense related to these assets for the year ended December 31, 2012 was $4.5 million (year ended December 31, 2011 - $6.1 million).

vi.	Other

In November 2009, the Company entered into a Letter of Credit guarantee facility with Export Development Canada for $125.0 million. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%.

On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million.

On June 15, 2012 the Company entered into a further amendment of the Letter of Credit guarantee facility to increase the amount from $136.0 million to $200.0 million and extend the maturity date to March 31, 2015. All other terms and conditions under this agreement remained the same. As at December 31, 2012, the amount outstanding under this facility was $164.1 million (December 31, 2011 - $135.1 million).

FS48     KINROSS GOLD 2012 ANNUAL REPORT

In addition, at December 31, 2012, the Company had approximately $44.3 million (December 31, 2011 - $41.0 million) in letters of credit outstanding, in respect of its operations in Brazil, Mauritania and Ghana. These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements. As at December 31, 2012 and December 31, 2011, $nil was outstanding under such borrowings.

KINROSS GOLD 2012 ANNUAL REPORT     FS49

14. PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2012	$598.6	$36.6	$635.2
Additions	124.0	18.7	142.7
Reductions	(12.4)	(12.7)	(25.1)
Reclamation spending	(17.7)	-	(17.7)
Accretion	17.5	-	17.5
Reclamation expenses	10.8	-	10.8
Balance at December 31, 2012	$720.8	$42.6	$763.4

Current portion	36.0	6.0	42.0
Non-current portion	684.8	36.6	721.4
	$720.8	$42.6	$763.4

i.	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligation. The above table details the items that affect the reclamation and remediation obligations. The additions and reductions reflect changes in estimated costs, timing of expenditures and discount rates at individual sites. Also included in reductions is the elimination of the obligation related to the Crixás mine. See Note 6(i).

Included in other operating costs for the year ended December 31, 2012 is a $10.8 million charge (year ended December 31, 2011 – $15.7 million) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed. The majority of the expenditures are expected to occur between 2013 and 2056. The discount rates used in estimating the site restoration cost obligation were between 0.2% and 10.4% for the year ended December 31, 2012 (year ended December 31, 2011 - 0.1% and 11.1%), and the inflation rate used was between 1.5% and 7.5% for the year ended December 31, 2012 (year ended December 31, 2011 - 1.4% and 5.6%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2012, letters of credit totaling $204.0 million (December 31, 2011 – $170.8 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s Letter of Credit guarantee facility with Export Development Canada, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities.

FS50     KINROSS GOLD 2012 ANNUAL REPORT

15. COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2012 and 2011 is as follows:

	Year ended December 31, 2012			Year ended December 31, 2011
	Number of shares		Amount ($)	Number of shares	Amount ($)
	(‘000’s	)		(‘000’s )
Common shares
Balance at January 1,	1,137,732		$14,494.6	1,133,295	$14,414.2
Issued:
On acquisition of properties	-		-	223	3.8
Under employee share purchase plan	758		7.2	421	6.2
Under stock option and restricted share plan	1,300		22.4	1,405	26.2
Under Aurelian options	-		-	377	6.1
Under Bema options	-		-	22	0.3
Under Underworld options	62		1.1	28	0.6
Under Red Back options	280		5.2	1,850	35.6
Conversions:
Bema warrants	-		-	111	1.6
Balance, at end of period	1,140,132		$14,530.5	1,137,732	$14,494.6

Common share purchase warrants (a)
Balance at January 1,	45,454		$162.0	50,262	$162.2
Conversion of warrants	-		-	(111)	(0.2)
Expiry of warrants	-		-	(4,697)	-
Balance, at end of period	45,454		$162.0	45,454	$162.0
Total common share capital and common share purchase warrants			$14,692.5		$14,656.6

(a)	Amount includes only the value of the U.S. dollar denominated warrants. Canadian dollar denominated warrants are considered an embedded derivative and classified as a liability (see Note 11).

i.	Dividends on common shares

The following summarizes dividends paid during the years ended December 31, 2012 and 2011. There were no dividends declared but unpaid at December 31, 2012.

	Per share	Total amount ($)
Dividends paid during the following periods:
Three months ended September 30, 2012	$0.08	$91.2
Three months ended March 31, 2012	$0.08	91.1
Total		$182.3

	Per share	Total amount ($)
Dividends paid during the following periods:
Three months ended September 30, 2011	$0.06	$68.0
Three months ended March 31, 2011	$0.05	56.8
Total		$124.8

KINROSS GOLD 2012 ANNUAL REPORT     FS51

On February 13, 2013, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 21, 2013.

ii.	Common share purchase warrants

The Company has issued both Canadian dollar denominated and U.S. dollar denominated common share purchase warrants.

(a)	Canadian dollar denominated common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2012 is as follows:

	Share equivalents of warrants (‘000’s)	Weighted average exercise price (CDN$/warrant)
Balance at January 1, 2012	19,695	$32.00
Issued	-	-
Exercised	-	-
Balance at December 31, 2012	19,695	$32.00

These Canadian dollar denominated common share purchase warrants are classified as a liability (see Note 11). The Canadian dollar denominated common share purchase warrants expire on September 3, 2013.

The following table summarizes information regarding the Canadian dollar denominated common share purchase warrants outstanding and exercisable at December 31, 2012:

Canadian dollar denominated common share purchase warrants

Exercise price	Number outstanding (000’s)(a)	Weighted average exercise price (CDN$)	Weighted average remaining contractual life (years)
$32.00	19,695	32.00	0.67
Outstanding at December 31, 2012	19,695	$32.00	0.67

(a)	Represents share equivalents of warrants.

(b)	U.S. dollar denominated common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2012 is as follows:

	Share equivalents of warrants (‘000’s)	Weighted average exercise price ($/warrant)
Balance at January 1, 2012	25,759	$21.30
Issued	-	-
Exercised	-	-
Balance at December 31, 2012	25,759	$21.30

The U.S. dollar denominated common share purchase warrants expire on September 17, 2014.

FS52     KINROSS GOLD 2012 ANNUAL REPORT

The following table summarizes information regarding the U.S. dollar denominated common share purchase warrants outstanding and exercisable at December 31, 2012:

US dollar denominated common share purchase warrants
Exercise Price	Number outstanding (000’s)(a)	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)

$21.30	25,759	$21.30	1.71
Outstanding at December 31, 2012	25,759	$21.30	1.71

(a)	Represents share equivalents of warrants.

16. SHARE-BASED PAYMENTS

Share-based compensation recorded during the years ended December 31 2012 and 2011 was as follows:

	Years ended December 31,
	2012	2011
Stock option plan expense (i)	$11.8	$10.8
Employer portion of stock purchase plan (v)	2.4	2.1
Restricted share unit plan expense, including restricted performance share unit plan ((ii) and (iii))	22.3	22.7
Deferred share units expense (iv)	1.5	0.9
Total share-based compensation	$38.0	$36.5

i.	Stock option plan

The Company has a stock option plan for officers and employees, enabling them to purchase common shares. Under the stock option plan, the aggregate number of shares reserved for issuance may not exceed the lower of 21.1 million common shares or 10% of the total number of outstanding common shares at any time. Each option granted under the plan before February 16, 2011 is for a maximum of five years. Each option granted under the plan on or after February 16, 2011 is for a maximum term of seven years. One-third of the options are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company’s Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The stock options outstanding at December 31, 2012 expire at various dates to 2019. The number of common shares available for the granting of options as at December 31, 2012 was 6.4 million.

The summary of the status of the stock option plan and changes during the years ended December 31, 2012 and 2011 are as follows:

Canadian $ denominated options
	2012		2011
	Number of options (000’s)	Weighted average exercise price (CDN$)	Number of options (000’s)	Weighted average exercise price (CDN$)
Balance at January 1	13,728	$15.85	15,246	$14.86
Granted	4,939	9.79	2,006	16.09
Exercised	(342)	4.70	(2,607)	8.76
Forfeited	(1,273)	16.81	(690)	20.05
Expired	(2,402)	20.91	(227)	20.08
Outstanding at end of period	14,650	$13.15	13,728	$15.85

For the years ended December 31, 2012 and 2011, the weighted average share price at the date of exercise was $10.32 and $16.34, respectively.

KINROSS GOLD 2012 ANNUAL REPORT     FS53

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2012:

		Options outstanding			Options exercisable
Exercise price range in CDN$:		Number of options (000’s)	Weighted average exercise price (CDN$)	Average remaining contractual life (years)	Number of options (000’s)	Weighted average exercise price (CDN$)	Average remaining contractual life (years)
$3.55	$4.22	1,040	$3.83	0.95	1,040	$3.83	0.95
4.23	9.53	3,476	7.77	4.37	1,631	7.32	1.85
9.54	14.31	3,150	11.12	5.16	687	12.42	2.31
14.32	21.48	5,455	16.56	3.05	4,174	16.42	2.67
21.49	26.42	1,529	23.81	0.64	1,529	23.81	0.64
		14,650	$13.15	3.42	9,061	$14.28	1.96

The following weighted average assumptions were used in computing the fair value of stock options granted during the years ended December 31, 2012 and 2011:

	2012	2011

Black-Scholes weighted-average assumptions:

Weighted average share price (CDN$)	$9.79	$16.09
Expected dividend yield	1.66%	0.63%
Expected volatility	43.2%	38.8%
Risk-free interest rate	1.4%	2.6%
Estimated forfeiture rate	3.0%	3.0%
Expected option life in years	4.5	4.5
Weighted average fair value per stock option granted (CDN$)	$3.15	$5.45

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

ii.	Restricted share unit plan

The Company has a RSU plan whereby restricted share units may be granted to employees, officers and consultants of the Company. A restricted share unit is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. Restricted share units vest over a three year period.

The current maximum number of common shares issuable under the RSU and RPSU plan (described below) is 20.0 million.

The following table summarizes information about the restricted share units outstanding at December 31, 2012 and 2011:

Restricted share units
	2012		2011
	Number of units (000’s)	Weighted average exercise price (CDN$/unit)	Number of units (000’s)	Weighted average exercise price (CDN$/unit)
Balance at January 1	2,554	$17.43	2,132	$20.44
Granted	3,430	10.38	1,765	15.88
Reinvested	65	12.83	19	17.82
Redeemed	(1,284)	18.12	(1,037)	20.83
Forfeited	(811)	12.64	(325)	17.97
Outstanding at end of period	3,954	$12.00	2,554	$17.43

FS54     KINROSS GOLD 2012 ANNUAL REPORT

iii.	Restricted performance share unit plan

In 2009, the Company implemented a RPSU plan.  The RPSUs are subject to certain vesting requirements and vest at the end of three years.  The vesting requirements are based on certain criteria established by the Company.

The following table summarizes information about the restricted performance share units outstanding at December 31, 2012 and 2011:

Restricted performance share units
	2012		2011
	Number of units (000’s)	Weighted average exercise price (CDN$/unit)	Number of units (000’s)	Weighted average exercise price (CDN$/unit)
Balance at January 1	548	$17.38	223	$19.94
Granted	770	10.75	394	16.07
Reinvested	17	13.26	4	17.51
Redeemed	(16)	22.65	(38)	18.31
Forfeited	(476)	14.12	(35)	17.87
Outstanding at end of period	843	$12.98	548	$17.38

iv.	Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter that number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the last date of each quarter. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date.

	Years ended December 31,

	2012	2011
DSUs granted (000’s)	158	61

Weighted average grant-date fair value per unit (CDN$)	$9.39	$14.02

There were 450,445 DSUs outstanding, for which the Company had recognized a liability of $4.4 million, as at December 31, 2012 ($3.6 million at December 31, 2011).

v.	Employee share purchase plan

The Company has an Employee Share Purchase Plan whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company makes a contribution which is equal to 50% of the employees’ contributions. The Company issues common shares equal to the employees’ contributions and the Company’s contributions from treasury each quarter. The common shares are issued based on the weighted average closing price on the last twenty trading sessions prior to the end of the quarter.

The number of shares issued by the Company and the average of the price per share for the years ended December 31, 2012 and 2011 are as follows:

	Years ended December 31,

	2012	2011
Common shares issued (000’s)	758	421
Average price of shares issued ($/unit)	$9.84	$14.71

KINROSS GOLD 2012 ANNUAL REPORT     FS55

17. EARNINGS (LOSS) PER SHARE

Basic and diluted net loss from continuing operations attributable to common shareholders of Kinross for the year ended December 31, 2012 was $2,548.8 million (year ended December 31, 2011 - $2,093.4 million).  Basic and diluted net loss attributable to common shareholders of Kinross for the year ended December 31, 2012 was $2,504.9 million (year ended December 31, 2011 - $2,073.6 million).

Loss per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings (loss) per common share for the following periods:

(Number of common shares in thousands)	Years ended December 31,
	2012	2011
Basic weighted average shares outstanding:	1,139,058	1,135,999
Weighted average shares dilution adjustments:
Stock options (a)	-	-
Restricted shares	-	-
Performance shares	-	-
Common share purchase warrants (a)	-	-
Convertible debentures	-	-
Diluted weighted average shares outstanding	1,139,058	1,135,999

Weighted average shares dilution adjustments - exclusions: (b)
Stock options	13,104	10,293
Restricted shares	3,979	2,602
Performance shares	1,048	503
Common share purchase warrants	45,455	48,680
Convertible senior notes	48,519	16,405

(a)
Dilutive stock options and warrants were determined using the Company’s average share price for the year.  For the years ended December 31, 2012 and 2011 the average share price used was $9.48 and $15.45, respectively.

(b)	These adjustments were excluded, as they were anti-dilutive.

18. INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:

	Years ended December 31,
	2012	2011

Current tax expense
Current period	$467.6	$388.6
Adjustment for prior period	14.6	3.1

Deferred tax expense
Origination and reversal of temporary differences	(302.6)	123.2
Impact of changes in tax rate	119.2	(8.6)
Change in unrecognized deductible temporary differences	(37.4)	-
Recognition of previously unrecognized tax losses	0.1	(9.5)
	$261.5	$496.8

FS56     KINROSS GOLD 2012 ANNUAL REPORT

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2012	2011
Combined statutory income tax rate	26.5%	28.3%

Increase (decrease) resulting from:
Mining taxes	0.1%	(0.8%)
Resource allowance and depletion	0.4%	0.4%
Difference in foreign tax rates and FX (gain) loss on translation of tax basis and FX
on deferred income taxes within income tax expense	(4.2%)	(14.0%)
Benefit of losses not recognized	(2.2%)	(1.7%)
Recognition of tax attributes not previously benefited	0.1%	1.5%
Under (over) provided in prior periods	(1.5%)	0.7%
Income not subject to tax	1.7%	3.8%
Effect of non-deductible goodwill impairment	(24.8%)	(47.8%)
Enacted rate change	(5.2%)	0.6%
Taxes on repatriation of foreign earnings	(0.8%)	(3.1%)
Other	(1.5%)	(0.2%)
Effective tax rate	(11.4%)	(32.3%)

i.	Deferred income tax
The following table summarizes the components of deferred income tax:

	December 31, 2012	December 31, 2011
Deferred tax assets
Accrued expenses and other	$110.8	$105.9
Reclamation and remediation obligations	169.8	133.4
Inventory capitalization	0.4	5.3
Non-capital loss carryforwards	2.7	0.7
	283.7	245.3
Deferred tax liabilities
Accrued expenses and other	18.2	14.5
Property, plant and equipment	874.9	1,061.6
Inventory capitalization	21.1	26.4
Deferred tax liabilities - net	$630.5	$857.2

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

	December 31, 2012	December 31, 2011

Balance at the beginning of the period	$857.2	$798.9
Recognized in profit/loss	(220.7)	105.1
Recognized in OCI	10.4	(34.3)
Discontinued operations	(14.1)	3.3
Other	(2.3)	(15.8)
Balance at the end of the period	$630.5	$857.2

KINROSS GOLD 2012 ANNUAL REPORT     FS57

ii.	Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2012 is $8.7 billion (December 31, 2011 –  $9.9 billion).

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2012	2011
Deductible temporary differences	$69.2	$102.0
Tax losses	138.7	118.1

The tax losses not recognized expire as per the amount and years noted below.  The deductible temporary differences do not expire under current tax legislation.  Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

iii.	Non-capital losses (not recognized)

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date

Canada	Net operating losses	$209.1	2013 - 2032
United States(a)	Net operating losses	27.3	2013 - 2032
Chile	Net operating losses	138.0	No expiry
Mexico	Net operating losses	13.3	2017 - 2022
Barbados	Net operating losses	799.8	2013 - 2020
Other	Net operating losses	83.9	2022

(a)	Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

19. SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties.  The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds.  Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure.  It was determined by management that a reportable operating segment consists of an individual mining property managed by a single general manager and management team.  Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds.  These have been identified as non-operating segments.  There are no material intersegment transactions. Finance income, finance expense, other income (expense), and equity in losses of associates are managed on a consolidated basis and are not allocated to operating segments.

FS58         KINROSS GOLD 2012 ANNUAL REPORT

Non-mining and other operations are reported in Corporate and other.

On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine to a subsidiary of AngloGold for gross cash proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.  As a result, Crixás is no longer a reportable segment, and is considered a discontinued operation. See Note 6(i).

i.	Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments									Non-operating segments (a)

		Round					Kettle River-			Fruta del	Corporate and
Year ended December 31, 2012:	Fort Knox	Mountain	Paracatu	La Coipa	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	Norte	other (b)	Total
Revenue
Metal sales	$556.3	317.2	785.1	292.7	395.0	910.3	260.1	297.0	497.7	-	-	$4,311.4
Cost of sales
Production cost of sales	221.2	136.7	415.4	169.2	184.8	272.9	75.6	159.7	215.3	-	-	1,850.8
Depreciation, depletion and amortization	66.8	28.2	85.3	49.7	22.1	107.7	73.9	75.4	163.3	0.1	8.7	681.2
Impairment charges	-	-	-	-	-	-	-	3,416.3	111.3	-	-	3,527.6
Total cost of sales	288.0	164.9	500.7	218.9	206.9	380.6	149.5	3,651.4	489.9	0.1	8.7	6,059.6
Gross profit (loss)	$268.3	152.3	284.4	73.8	188.1	529.7	110.6	(3,354.4)	7.8	(0.1)	(8.7)	$(1,748.2)
Other operating expense	-	-	-	0.4	8.4	1.2	2.4	37.6	6.6	1.8	26.0	84.4
Exploration and business development	7.4	1.1	0.2	5.6	0.8	27.5	18.0	74.6	9.5	5.0	85.2	234.9
General and administrative	-	-	-	-	-	5.5	-	0.2	-	-	173.4	179.1
Operating earnings (loss)	$260.9	151.2	284.2	67.8	178.9	495.5	90.2	(3,466.8)	(8.3)	(6.9)	(293.3)	$(2,246.6)
Other expense - net												(2.2)
Equity in losses of associate												(6.5)
Finance income												5.3
Finance expense												(42.1)

Loss from continuing operations before taxes												$(2,292.1)

Earnings from discontinued operations before taxes (d)												$112.7

	Operating segments									Non-operating segments(a)

		Round					Kettle River-			Fruta del	Corporate and
Year ended December 31, 2011:	Fort Knox	Mountain	Paracatu	La Coipa	Maricunga	Kupol (c)	Buckhorn	Tasiast	Chirano	Norte	other(b)(c)	Total

Revenue
Metal sales	$454.0	295.0	709.7	255.4	364.7	761.1	279.4	308.9	414.3	-	-	$3,842.5

Cost of sales
Production cost of sales	199.1	129.2	323.9	145.5	105.5	247.8	74.9	138.2	182.0	-	-	1,546.1
Depreciation, depletion and amortization	57.6	28.7	60.7	28.5	19.2	123.5	80.9	63.5	95.5	-	6.0	564.1
Impairment charges	-	-	-	-	-	-	-	2,490.1	447.5	-	-	2,937.6
Total cost of sales	256.7	157.9	384.6	174.0	124.7	371.3	155.8	2,691.8	725.0	-	6.0	5,047.8
Gross profit (loss)	$197.3	137.1	325.1	81.4	240.0	389.8	123.6	(2,382.9)	(310.7)	-	(6.0)	$(1,205.3)
Other operating expense (income)	1.3	0.9	8.2	4.3	0.5	0.8	(0.4)	12.2	1.2	-	33.1	62.1
Exploration and business development	6.9	0.6	0.1	9.2	0.3	8.9	8.9	24.8	4.7	3.9	66.2	134.5
General and administrative	-	-	0.7	-	-	0.3	-	0.1	-	0.2	172.3	173.6
Operating earnings (loss)	$189.1	135.6	316.1	67.9	239.2	379.8	115.1	(2,420.0)	(316.6)	(4.1)	(277.6)	$(1,575.5)
Other income - net												101.1
Equity in losses of associate												(2.3)
Finance income												6.2
Finance expense												(65.5)
Loss from continuing operations before taxes												$(1,536.0)
Earnings from discontinued operations before taxes (d)												$33.8

(a)	Non-operating segments include development properties.

(b)	Includes corporate, Cerro Casale, shutdown and other non-operating assets (including Lobo-Marte and White Gold).

(c)	As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment.

(d)	On June 28, 2012, the Company disposed of its interest in Crixás. Earnings include the pre-tax gain on disposal. See Note 6(i).

KINROSS GOLD 2012 ANNUAL REPORT         FS59

	Operating segments									Non-operating segments(a)

		Round					Kettle River-			Fruta del	Corporate and	Discontinued
	Fort Knox	Mountain	Paracatu	La Coipa	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	Norte	other (b)	operations (e)	Total

Property, plant and equipment at:
December 31, 2012	$463.1	250.8	1,871.1	208.6	585.8	1,151.4	106.3	1,876.7	1,138.7	706.1	620.2	-	$8,978.8

Total assets at:
December 31, 2012	$668.7	359.5	2,222.5	534.2	1,023.4	2,096.3	148.8	2,517.7	1,710.7	709.6	2,891.0	-	$14,882.4

Capital expenditures for year ended December 31, 2012(d)	$142.8	67.7	310.0	72.7	123.0	169.8	9.7	893.4	79.0	67.9	66.2	7.4	$2,009.6

	Operating segments									Non-operating segments(a)

		Round					Kettle River-			Fruta del	Corporate and	Discontinued
	Fort Knox	Mountain	Paracatu	La Coipa	Maricunga	Kupol (c)	Buckhorn	Tasiast	Chirano	Norte	other(b)(c)	operations (e)	Total

Property, plant and equipment at:
December 31, 2011	$394.8	203.4	1,586.0	162.2	490.8	1,076.9	171.2	2,370.6	1,210.3	638.2	560.1	94.9	$8,959.4

Total assets at:
December 31, 2011	$547.1	311.8	1,884.8	475.4	870.6	1,937.0	207.5	4,930.6	1,922.6	647.4	2,610.8	163.2	$16,508.8

Capital expenditures for year ended December 31, 2011(d)	$103.5	48.2	339.4	64.6	149.3	195.9	13.4	469.2	94.3	90.7	60.7	22.3	$1,651.5

(a)	Non-operating segments include development properties.

(b)	Includes corporate, Cerro Casale, shutdown and other non-operating assets (including Lobo-Marte and White Gold).

(c)	As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment.

(d)	Segmented capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the consolidated statement of cash flows are presented on a cash basis.

(e)	On June 28, 2012, the Company disposed of its interest in Crixás. See Note 6(i).

ii.	Geographic segments

Metal sales and Property, plant and equipment by geographical region:

	Metal sales(b)		Property, plant and equipment
	Years ended December 31,		As at December 31,
	2012	2011	2012	2011
Geographic information (a)
United States	$1,133.6	$1,028.4	$825.3	$771.8
Russian Federation	910.3	761.1	1,151.8	1,076.9
Brazil	785.1	709.7	1,875.1	1,681.1
Chile	687.7	620.1	1,209.1	1,022.6
Mauritania	297.0	308.9	1,887.0	2,378.0
Ghana	497.7	414.3	1,158.6	1,230.2
Ecuador	-	-	706.1	638.2
Canada	-	-	165.8	160.6
Total	$4,311.4	$3,842.5	$8,978.8	$8,959.4

(a)	Geographic location is determined based on location of the mining assets.

(b)	Metal sales for Brazil exclude Crixás. See Note 6(i).

FS60          KINROSS GOLD 2012 ANNUAL REPORT

iii.	Significant customers

The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

							Kettle
For the year ended		Round					River-
December 31, 2012:	Fort Knox	Mountain	Paracatu	La Coipa	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	Total

Customer
1	$138.1	78.8	278.1	85.3	196.3	360.0	64.6	117.3	60.2	$1,378.7
2	-	-	-	-	-	598.9	-	-	-	598.9
3	89.7	51.1	-	36.2	-	-	41.9	48.5	187.2	454.6
										$2,432.2
% of total metal sales										56.4%

							Kettle
For the year ended		Round					River-
December 31, 2011:	Fort Knox	Mountain	Paracatu	La Coipa	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	Total

Customer
1	$134.4	87.3	212.5	95.0	12.4	482.7	82.7	131.9	148.0	$1,386.9
2	-	-	-	-	-	521.9	-	-	-	521.9
										$1,908.8
% of total metal sales										49.7%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

20. COMMITMENTS AND CONTINGENCIES

i.	Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $11.1 million, $7.0 million, $7.1 million, $7.1 million and $7.0 million for each year from 2013 to 2017, respectively, and $14.3 million thereafter.

Purchase commitments

At December 31, 2012, the Company had future commitments of approximately $90.3 million (December 31, 2011 – $103.6 million) for capital expenditures.

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

KINROSS GOLD 2012 ANNUAL REPORT          FS61

Cerro Casale contingency

The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”). The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects. On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff. Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”). The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the Defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine. Defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012. The parties are awaiting the Court’s ruling on the motion to dismiss, which Kinross expects to take place during the first half of 2013. Defendants intend to vigorously defend against the Amended U.S. Complaint and believe it is without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “First Ontario Action”). A statement of claim in the First Ontario Action was subsequently served on April 11, 2012. The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects. The First Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made. The plaintiff is seeking certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act. A hearing on the plaintiff’s certification motion has been scheduled for October 22-25, 2013. The plaintiff is also seeking various relief, including damages in the amount of CDN$4 billion and costs of the action. Kinross intends to vigorously defend against the First Ontario Action and believes it is without merit.

A notice of action in a second proposed class proceeding was filed in the Ontario Court on March 16, 2012 and a corresponding statement of claim was served with the notice of action on April 17, 2012 entitled Earl Downey and John Doe I v. Kinross Gold Corporation et al. (the “Second Ontario Action”). The Second Ontario Action names the same defendants as the First Ontario Action and, in addition, names Tasiast Mauritanie Limited S.A. (“TMLSA”), an indirect subsidiary of Kinross that is incorporated and headquartered in Mauritania. TMLSA disputes that it was validly served with the claim in Ontario and reserves its right to contest the jurisdiction of the Ontario Court. The allegations in the Second Ontario Action are similar to those advanced in the First Ontario Action. Various forms of relief are sought, including damages in the amount of CDN$3.5 billion and costs of the action. Subsequent to the service of the statement of claim in the Second Ontario action, it came to Kinross’ attention that the same law firm that acts for the plaintiff in the Second Ontario Action had filed statements of claim making virtually identical allegations against the same defendants on behalf of the same proposed class with the Supreme Court of British Columbia and the Court of Queen’s Bench of Alberta (the “Parallel British Columbia and Alberta Actions”). The firms representing the plaintiffs in the First Ontario Action and the Second Ontario Action reached an agreement on carriage whereby the First Ontario Action will proceed and the Second Ontario Action and the Parallel British Columbia and Alberta Actions will be discontinued. This agreement was disclosed to the Ontario Court on July 16, 2012 and an order granting the discontinuance was issued by the Ontario Court on December 10, 2012.

FS62          KINROSS GOLD 2012 ANNUAL REPORT

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

21.   RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2012 and 2011 other than compensation of key management personnel.

Key management personnel

Compensation of key management personnel of the Company:

	Years ended December 31,
	2012	2011
Cash compensation - Salaries, short term incentives, and other benefits	$11.2	$15.9
Long term incentives, including share-based payments	13.9	12.3
Termination and post-retirement benefits	25.6	6.7
Total compensation paid to key management personnel	$50.7	$34.9

Key management personnel is defined as the Senior Leadership Team and members of the Board of Directors.

22. CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Kinross Gold U.S.A., Inc., Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Aurelian Resources Inc., BGO (Bermuda) Ltd., Crown Resources Corporation, Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and Red Back Mining Mauritania No. 2 Ltd. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at December 31, 2012 and December 31, 2011 and the consolidating statements of operations, statements of comprehensive loss and statements of cash flows for the years ended December 31, 2012 and 2011. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

KINROSS GOLD 2012 ANNUAL REPORT          FS63

Consolidating balance sheet as at December 31, 2012

	Guarantors				Non- guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Assets
Current assets
Cash and cash equivalents	$642.6	$524.2	$-	$1,166.8	$466.1	$-	$1,632.9
Restricted cash	15.5	3.0	-	18.5	39.6	-	58.1
Short-term investments	349.8	-	-	349.8	-	-	349.8
Accounts receivable and other assets	6.5	166.9	-	173.4	113.9	-	287.3
Intercompany receivables	528.6	2,874.3	(757.6)	2,645.3	3,818.1	(6,463.4)	-
Inventories	-	504.7	-	504.7	753.0	-	1,257.7
Unrealized fair value of derivative assets	3.1	11.9	-	15.0	-	-	15.0
	1,546.1	4,085.0	(757.6)	4,873.5	5,190.7	(6,463.4)	3,600.8
Non-current assets
Property, plant and equipment	20.9	3,457.0	-	3,477.9	5,500.9	-	8,978.8
Goodwill	-	424.4	-	424.4	712.3	-	1,136.7
Long-term investments	33.5	1.4	-	34.9	14.2	-	49.1
Investment in associate	-	-	-	-	515.8	-	515.8
Intercompany investments	9,873.6	1,889.3	(5,932.4)	5,830.5	7,545.5	(13,376.0)	-
Unrealized fair value of derivative assets	2.1	7.5	-	9.6	-	-	9.6
Deferred charges and other long-term assets	7.5	162.4	-	169.9	375.6	-	545.5
Long-term intercompany receivables	1,704.2	827.4	(1,822.5)	709.1	1,752.3	(2,461.4)	-
Deferred tax assets	-	48.0	-	48.0	(1.9)	-	46.1
Total assets	$13,187.9	$10,902.4	$(8,512.5)	$15,577.8	$21,605.4	$(22,300.8)	$14,882.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$71.5	$235.2	$-	$306.7	$326.1	$-	$632.8
Intercompany payables	198.9	1,902.6	(901.7)	1,199.8	5,251.7	(6,451.5)	-
Current tax payable	-	89.7	-	89.7	3.5	-	93.2
Current portion of long-term debt	452.9	3.3	-	456.2	60.0	-	516.2
Current portion of provisions	-	31.7	-	31.7	10.3	-	42.0
Current portion of unrealized fair value of derivative liabilities	0.4	21.6	-	22.0	-	-	22.0
	723.7	2,284.1	(901.7)	2,106.1	5,651.6	(6,451.5)	1,306.2
Non-current liabilities
Long-term debt	1,980.3	-	-	1,980.3	136.1	-	2,116.4
Provisions	9.9	527.2	-	537.1	184.3	-	721.4
Unrealized fair value of derivative liabilities	2.7	7.8	-	10.5	-	-	10.5
Other long-term liabilities	1.3	84.9	-	86.2	39.4	-	125.6
Long-term intercompany payables	619.8	1,919.6	(1,678.4)	861.0	1,612.3	(2,473.3)	-
Deferred tax liabilities	-	146.4	-	146.4	530.2	-	676.6
Total liabilities	3,337.7	4,970.0	(2,580.1)	5,727.6	8,153.9	(8,924.8)	4,956.7

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,692.5	$3,481.0	$(3,481.0)	$14,692.5	$18,115.2	$(18,115.2)	$14,692.5
Contributed surplus	89.9	82.8	(82.8)	89.9	1,358.0	(1,358.0)	89.9
Retained earnings (accumulated deficit)	(4,937.1)	2,368.7	(2,368.7)	(4,937.1)	(6,094.5)	6,094.5	(4,937.1)
Accumulated other comprehensive income (loss)	4.9	(0.1)	0.1	4.9	(2.7)	2.7	4.9
Total common shareholders’ equity	9,850.2	5,932.4	(5,932.4)	9,850.2	13,376.0	(13,376.0)	9,850.2
Non-controlling interest	-	-	-	-	75.5	-	75.5
Total equity	9,850.2	5,932.4	(5,932.4)	9,850.2	13,451.5	(13,376.0)	9,925.7

Total liabilities and equity	$13,187.9	$10,902.4	$(8,512.5)	$15,577.8	$21,605.4	$(22,300.8)	$14,882.4

FS64          KINROSS GOLD 2012 ANNUAL REPORT

Consolidating balance sheet as at December 31, 2011

	Guarantors				Non- guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$1,062.7	$232.0	$-	$1,294.7	$471.3	$-	$1,766.0
Restricted cash	15.5	4.2	-	19.7	42.4	-	62.1
Short-term investments	-	-	-	-	1.3	-	1.3
Accounts receivable and other assets	4.6	148.8	-	153.4	156.0	-	309.4
Intercompany receivables	430.5	2,392.6	(893.4)	1,929.7	4,045.2	(5,974.9)	-
Inventories	-	368.2	-	368.2	608.0	-	976.2
Unrealized fair value of derivative assets	0.2	2.6	-	2.8	-	-	2.8
	1,513.5	3,148.4	(893.4)	3,768.5	5,324.2	(5,974.9)	3,117.8
Non-current assets
Property, plant and equipment	15.4	2,953.2	-	2,968.6	5,990.8	-	8,959.4
Goodwill	-	424.5	-	424.5	2,995.8	-	3,420.3
Long-term investments	56.8	1.4	-	58.2	21.2	-	79.4
Investment in associate	-	-	-	-	502.5	-	502.5
Intercompany investments	12,283.7	5,168.9	(8,538.0)	8,914.6	6,992.2	(15,906.8)	-
Unrealized fair value of derivative assets	-	1.1	-	1.1	-	-	1.1
Deferred charges and other long-term assets	3.6	166.6	-	170.2	236.2	-	406.4
Long-term intercompany receivables	1,391.0	1,330.2	(1,341.1)	1,380.1	1,972.0	(3,352.1)	-
Deferred tax assets	-	24.3	-	24.3	(2.4)	-	21.9
Total assets	$15,264.0	$13,218.6	$(10,772.5)	$17,710.1	$24,032.5	$(25,233.8)	$16,508.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$74.3	$218.0	$-	$292.3	$283.0	$-	$575.3
Intercompany payables	334.0	2,059.8	(981.4)	1,412.4	4,550.6	(5,963.0)	-
Current tax payable	-	44.4	-	44.4	38.5	-	82.9
Current portion of long-term debt	(0.3)	32.2	-	31.9	0.8	-	32.7
Current portion of provisions	-	28.0	-	28.0	10.1	-	38.1
Current portion of unrealized fair value of
derivative liabilities	21.3	45.4	-	66.7	-	-	66.7
	429.3	2,427.8	(981.4)	1,875.7	4,883.0	(5,963.0)	795.7
Non-current liabilities
Long-term debt	1,402.1	3.2	-	1,405.3	195.1	-	1,600.4
Provisions	13.2	416.9	-	430.1	167.0	-	597.1
Unrealized fair value of derivative liabilities	3.0	29.7	-	32.7	-	-	32.7
Other long-term liabilities	1.2	79.0	-	80.2	52.9	-	133.1
Long-term intercompany payables	1,024.8	1,637.0	(1,253.1)	1,408.7	1,955.3	(3,364.0)	-
Deferred tax liabilities	-	87.0	-	87.0	792.1	-	879.1
Total liabilities	2,873.6	4,680.6	(2,234.5)	5,319.7	8,045.4	(9,327.0)	4,038.1

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,656.6	$3,246.8	$(3,246.8)	$14,656.6	$17,617.2	$(17,617.2)	$14,656.6
Contributed surplus	81.4	82.8	(82.8)	81.4	1,137.7	(1,137.7)	81.4
Retained earnings (accumulated deficit)	(2,249.9)	5,254.1	(5,254.1)	(2,249.9)	(2,792.3)	2,792.3	(2,249.9)
Accumulated other comprehensive income (loss)	(97.7)	(45.7)	45.7	(97.7)	(55.8)	55.8	(97.7)
Total common shareholders’ equity	12,390.4	8,538.0	(8,538.0)	12,390.4	15,906.8	(15,906.8)	12,390.4
Non-controlling interest	-	-	-	-	80.3	-	80.3
Total equity	12,390.4	8,538.0	(8,538.0)	12,390.4	15,987.1	(15,906.8)	12,470.7

Total liabilities and equity	$15,264.0	$13,218.6	$(10,772.5)	$17,710.1	$24,032.5	$(25,233.8)	$16,508.8

KINROSS GOLD 2012 ANNUAL REPORT          FS65

Consolidating statement of operations for the year ended December 31, 2012

	Guarantors				Non- guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$-	$2,342.2	$-	$2,342.2	$1,969.2	$-	$4,311.4

Cost of sales
Production cost of sales	-	1,121.4	-	1,121.4	729.4	-	1,850.8
Depreciation, depletion and amortization	6.2	289.6	-	295.8	385.4	-	681.2
Impairment charges	-	-	-	-	3,527.6	-	3,527.6
Total cost of sales	6.2	1,411.0	-	1,417.2	4,642.4	-	6,059.6
Gross profit (loss)	(6.2)	931.2	-	925.0	(2,673.2)	-	(1,748.2)
Other operating expense	4.4	10.3	-	14.7	69.7	-	84.4
Exploration and business development	35.1	34.9	-	70.0	164.9	-	234.9
General and administrative	133.6	24.4	-	158.0	21.1	-	179.1
Operating earnings (loss)	(179.3)	861.6	-	682.3	(2,928.9)	-	(2,246.6)
Other income (expense) - net	28.0	(11.8)	-	16.2	1,422.4	(1,440.8)	(2.2)
Equity in losses of associate and
intercompany investments	(2,407.2)	(3,268.5)	2,731.1	(2,944.6)	(6.5)	2,944.6	(6.5)
Finance income	29.9	3.6	(26.8)	6.7	16.2	(17.6)	5.3
Finance expense	(12.6)	(47.7)	26.8	(33.5)	(26.2)	17.6	(42.1)
Loss before taxes	(2,541.2)	(2,462.8)	2,731.1	(2,272.9)	(1,523.0)	1,503.8	(2,292.1)
Income tax recovery (expense) - net	(9.1)	(268.3)	-	(277.4)	15.9	-	(261.5)
Loss from continuing operations after tax	(2,550.3)	(2,731.1)	2,731.1	(2,550.3)	(1,507.1)	1,503.8	(2,553.6)
Earnings from discontinued operations after tax	45.4	-	-	45.4	48.8	(50.3)	43.9
Net loss	$(2,504.9)	$(2,731.1)	$2,731.1	$(2,504.9)	$(1,458.3)	$1,453.5	$(2,509.7)
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$-	$-	$-	$-	$(4.8)	$-	$(4.8)
Common shareholders	$(2,550.3)	$(2,731.1)	$2,731.1	$(2,550.3)	$(1,502.3)	$1,503.8	$(2,548.8)
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(4.8)	$-	$(4.8)
Common shareholders	$(2,504.9)	$(2,731.1)	$2,731.1	$(2,504.9)	$(1,453.5)	$1,453.5	$(2,504.9)

FS66          KINROSS GOLD 2012 ANNUAL REPORT

Consolidating statement of operations for the year ended December 31, 2011

	Guarantors				Non- guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$-	$2,019.2	$-	$2,019.2	$1,823.3	$-	$3,842.5

Cost of sales
Production cost of sales	-	864.8	-	864.8	681.3	-	1,546.1
Depreciation, depletion and amortization	5.4	235.3	-	240.7	323.4	-	564.1
Impairment charges	-	-	-	-	2,937.6	-	2,937.6
Total cost of sales	5.4	1,100.1	-	1,105.5	3,942.3	-	5,047.8
Gross profit (loss)	(5.4)	919.1	-	913.7	(2,119.0)	-	(1,205.3)
Other operating expense	11.8	13.7	-	25.5	36.6	-	62.1
Exploration and business development	26.1	31.2	-	57.3	77.2	-	134.5
General and administrative	132.3	22.4	-	154.7	18.9	-	173.6
Operating earnings (loss)	(175.6)	851.8	-	676.2	(2,251.7)	-	(1,575.5)
Other income (expense) - net	235.3	(38.9)	-	196.4	1,839.8	(1,935.1)	101.1
Equity in losses of associate and
intercompany investments	(2,095.3)	(2,662.1)	2,095.3	(2,662.1)	(2.3)	2,662.1	(2.3)
Finance income	6.0	6.2	-	12.2	23.4	(29.4)	6.2
Finance expense	(40.2)	(25.9)	-	(66.1)	(28.8)	29.4	(65.5)
Loss before taxes	(2,069.8)	(1,868.9)	2,095.3	(1,843.4)	(419.6)	727.0	(1,536.0)
Income tax recovery (expense) - net	(34.2)	(226.4)	-	(260.6)	(236.2)	-	(496.8)
Loss from continuing operations after tax	(2,104.0)	(2,095.3)	2,095.3	(2,104.0)	(655.8)	727.0	(2,032.8)
Earnings from discontinued operations after tax	30.4	-	-	30.4	30.4	(41.0)	19.8
Net loss	$(2,073.6)	$(2,095.3)	$2,095.3	$(2,073.6)	$(625.4)	$686.0	$(2,013.0)
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$-	$-	$-	$-	$60.6	$-	$60.6
Common shareholders	$(2,104.0)	$(2,095.3)	$2,095.3	$(2,104.0)	$(716.4)	$727.0	$(2,093.4)
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$60.6	$-	$60.6
Common shareholders	$(2,073.6)	$(2,095.3)	$2,095.3	$(2,073.6)	$(686.0)	$686.0	$(2,073.6)

KINROSS GOLD 2012 ANNUAL REPORT         FS67

Consolidating statement of comprehensive loss for the year ended December 31, 2012

	Guarantors				Non- guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net loss	$(2,504.9)	$(2,731.1)	$2,731.1	$(2,504.9)	$(1,458.3)	$1,453.5	$(2,509.7)

Other comprehensive income (loss), net of tax:
Change in fair value of investments (a)	(11.0)	2.1	-	(8.9)	(5.9)	-	(14.8)
Reclassification to earnings for impairment charges	14.0	-	-	14.0	10.3	-	24.3
Accumulated other comprehensive loss related to investments sold (b)	(6.3)	-	-	(6.3)	-	-	(6.3)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	5.2	35.5	-	40.7	-	-	40.7
Accumulated other comprehensive income (loss) related to derivatives settled (d)	(0.5)	10.5	-	10.0	48.7	-	58.7
	1.4	48.1	-	49.5	53.1	-	102.6
Equity in other comprehensive income (loss) of intercompany investments	101.2	(2.4)	(45.7)	53.1	-	(53.1)	-
Total comprehensive loss	$(2,402.3)	$(2,685.4)	$2,685.4	$(2,402.3)	$(1,405.2)	$1,400.4	$(2,407.1)

Comprehensive loss from continuing operations	$(2,447.7)	$(2,685.4)	$2,685.4	$(2,447.7)	$(1,454.0)	$1,450.7	$(2,451.0)
Comprehensive income from discontinued operations	45.4	-	-	45.4	48.8	(50.3)	43.9
Comprehensive loss	$(2,402.3)	$(2,685.4)	$2,685.4	$(2,402.3)	$(1,405.2)	$1,400.4	$(2,407.1)
Attributable to non-controlling interest	$-	$-	$-	$-	$(4.8)	$-	$(4.8)
Attributable to common shareholders	$(2,402.3)	$(2,685.4)	$2,685.4	$(2,402.3)	$(1,400.4)	$1,400.4	$(2,402.3)

(a) Net of tax of	$(0.9)	-	-	$(0.9)	$(1.1)	-	$(2.0)
(b) Net of tax of	-	-	-	-	-	-	-
(c) Net of tax of	-	$6.7	-	$6.7	-	-	$6.7
(d) Net of tax of	-	$7.7	-	$7.7	-	-	$7.7

FS68          KINROSS GOLD 2012 ANNUAL REPORT

Consolidating statement of comprehensive loss for the year ended December 31, 2011

	Guarantors				Non- guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net loss	$(2,073.6)	$(2,095.3)	$2,095.3	$(2,073.6)	$(625.4)	$686.0	$(2,013.0)

Other comprehensive income (loss), net of tax:
Change in fair value of investments (a)	(7.0)	(2.0)	-	(9.0)	(27.9)	-	(36.9)
Reclassification to earnings for impairment charges	-	-	-	-	-	-	-
Accumulated other comprehensive loss related to investments sold (b)	(30.2)	-	-	(30.2)	-	-	(30.2)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(1.4)	(44.6)	-	(46.0)	(20.0)	-	(66.0)
Accumulated other comprehensive income (loss) related to derivatives settled (d)	(4.9)	(23.9)	-	(28.8)	243.5	-	214.7
	(43.5)	(70.5)	-	(114.0)	195.6	-	81.6
Equity in other comprehensive income (loss) of intercompany investments	125.1	(10.7)	81.2	195.6	-	(195.6)	-
Total comprehensive loss	$(1,992.0)	$(2,176.5)	$2,176.5	$(1,992.0)	$(429.8)	$490.4	$(1,931.4)

Comprehensive loss from continuing operations	$(2,022.4)	$(2,176.5)	$2,176.5	$(2,022.4)	$(460.2)	$531.4	$(1,951.2)
Comprehensive income from discontinued operations	30.4	-	-	30.4	30.4	(41.0)	19.8
Comprehensive loss	$(1,992.0)	$(2,176.5)	$2,176.5	$(1,992.0)	$(429.8)	$490.4	$(1,931.4)
Attributable to non-controlling interest	$-	$-	$-	$-	$60.6	$-	$60.6
Attributable to common shareholders	$(1,992.0)	$(2,176.5)	$2,176.5	$(1,992.0)	$(490.4)	$490.4	$(1,992.0)

(a) Net of tax of	$(1.2)	-	-	$(1.2)	$(3.0)	-	$(4.2)
(b) Net of tax of	-	-	-	-	-	-	-
(c) Net of tax of	-	$(16.2)	-	$(16.2)	-	-	$(16.2)
(d) Net of tax of	-	$(13.8)	-	$(13.8)	-	-	$(13.8)

KINROSS GOLD 2012 ANNUAL REPORT          FS69

Consolidating statement of cash flows for the year ended December 31, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold	Guarantor	Guarantor	Total
	Corp.	Subsidiaries	Adjustments	Guarantors
Net inflow (outflow) of cash related to the following
activities:
Operating:
Loss from continuing operations	$(2,550.3)	$(2,731.1)	$2,731.1	$(2,550.3)	$(1,507.1)	$1,503.8	$(2,553.6)
Adjustments to reconcile net earnings from continuing
operations to net cash provided from (used in) operating
activities:
Depreciation, depletion and amortization	6.2	289.6	-	295.8	385.4	-	681.2
(Gains) losses on acquisition/disposition of assets and
investments - net	(5.3)	(2.1)	-	(7.4)	0.3	-	(7.1)
Equity in losses of associate and intercompany
investments	2,407.2	3,268.5	(2,731.1)	2,944.6	6.5	(2,944.6)	6.5
Non-hedge derivative (gains) losses - net	(21.2)	(4.6)	-	(25.8)	7.8	-	(18.0)
Settlement of derivative instruments	0.2	4.1	-	4.3	48.6	-	52.9
Share-based compensation expense	38.0	-	-	38.0	-	-	38.0
Accretion expense	3.2	14.2	-	17.4	7.5	-	24.9
Deferred tax (recovery) expense	1.0	25.6	-	26.6	(247.3)	-	(220.7)
Foreign exchange (gains) losses and other	12.3	24.2	-	36.5	(3.3)	-	33.2
Reclamation expense	-	-	-	-	10.8	-	10.8
Impairment charges	-	-	-	-	3,527.6	-	3,527.6
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.7)	(32.8)	-	(35.5)	15.1	-	(20.4)
Inventories	-	(99.2)	-	(99.2)	(197.8)	-	(297.0)
Accounts payable and accrued liabilities	(4.4)	190.3	-	185.9	278.0	-	463.9
Cash flow provided from operating activities	(115.8)	946.7	-	830.9	2,332.1	(1,440.8)	1,722.2
Income taxes paid	(8.2)	(160.0)	-	(168.2)	(251.1)	-	(419.3)
Net cash flow of continuing operations provided
from (used in) operating activities	(124.0)	786.7	-	662.7	2,081.0	(1,440.8)	1,302.9
Net cash flow of discontinued operations provided
from (used in) operating activities	-	-	-	-	(47.6)	-	(47.6)
Investing:
Additions to property, plant and equipment	(11.3)	(656.8)	-	(668.1)	(1,256.6)	-	(1,924.7)
Net proceeds from the sale of long-term investments
and other assets	11.8	-	-	11.8	-	-	11.8
Additions to long-term investments and other assets	(2.2)	(31.5)	-	(33.7)	(72.6)	-	(106.3)
Net proceeds from the sale of property, plant and
equipment	-	2.3	-	2.3	0.3	-	2.6
Disposals (additions) of short-term investments	(349.8)	-	-	(349.8)	1.3	-	(348.5)
Note received from Harry Winston	-	-	-	-	-	-	-
Increase (decrease) in restricted cash	-	1.3	-	1.3	(3.3)	-	(2.0)
Interest received	1.1	0.5	-	1.6	3.3	-	4.9
Other	-	(0.1)	-	(0.1)	0.4	-	0.3
Net cash flow of continuing operations provided
from (used in) investing activities	(350.4)	(684.3)	-	(1,034.7)	(1,327.2)	-	(2,361.9)
Net cash flow of discontinued operations provided
from (used in) investing activities	-	-	-	-	198.9	-	198.9
Financing:
Issuance of common shares on exercise of options
and warrants	6.4	-	-	6.4	-	-	6.4
Acquisition of CMGC 25% non-controlling interest	-	-	-	-	-	-	-
Proceeds from issuance of debt	996.1	545.0	-	1,541.1	-	-	1,541.1
Repayment of debt	-	(577.3)	-	(577.3)	-	-	(577.3)
Interest paid	(1.5)	(0.6)	-	(2.1)	(6.0)	-	(8.1)
Dividends received from / (paid to) common shareholders	371.3	(131.7)	-	239.6	(1,862.7)	1,440.8	(182.3)
Settlement of derivative instruments	-	-	-	-	-	-	-
Intercompany advances	(1,311.8)	354.4	-	(957.4)	957.4	-	-
Other	(6.2)	-	-	(6.2)	1.2	-	(5.0)
Net cash flow of continuing operations provided
from (used in) financing activities	54.3	189.8	-	244.1	(910.1)	1,440.8	774.8
Net cash flow of discontinued operations used in
financing activities	-	-	-	-	(0.6)	-	(0.6)
Effect of exchange rate changes on cash and cash
equivalents of continuing operations	-	-	-	-	0.4	-	0.4
Increase (decrease) in cash and cash equivalents	(420.1)	292.2	-	(127.9)	(5.2)	-	(133.1)
Cash and cash equivalents, beginning of period	1,062.7	232.0	-	1,294.7	471.3	-	1,766.0
Cash and cash equivalents, end of period	$642.6	$524.2	$-	$1,166.8	$466.1	$-	$1,632.9

FS70         KINROSS GOLD 2012 ANNUAL REPORT

Consolidating statement of cash flows for the year ended December 31, 2011

	Guarantors				Non-guarantors
	Kinross Gold	Guarantor	Guarantor	Total		Eliminations	Consolidated
	Corp.	Subsidiaries	Adjustments	Guarantors
Net inflow (outflow) of cash related to the following
activities:
Operating:
Loss from continuing operations	$(2,104.0)	$(2,095.3)	$2,095.3	$(2,104.0)	$(655.8)	$727.0	$(2,032.8)
Adjustments to reconcile net earnings from continuing
operations to net cash provided from (used in) operating
activities:
Depreciation, depletion and amortization	5.4	235.3	-	240.7	323.4	-	564.1
(Gains) losses on acquisition/disposition of assets and
investments - net	(30.5)	4.9	-	(25.6)	0.8	-	(24.8)
Equity in losses of associate and intercompany
investments	2,095.3	2,662.1	(2,095.3)	2,662.1	2.3	(2,662.1)	2.3
Non-hedge derivative (gains) losses - net	(165.4)	38.0	-	(127.4)	68.3	-	(59.1)
Settlement of derivative instruments	-	-	-	-	(48.7)	-	(48.7)
Share-based compensation expense	36.5	-	-	36.5	-	-	36.5
Accretion expense	32.6	15.9	-	48.5	5.7	-	54.2
Deferred tax (recovery) expense	1.2	72.0	-	73.2	31.9	-	105.1
Foreign exchange (gains) losses and other	5.7	(10.7)	-	(5.0)	(32.0)	-	(37.0)
Reclamation expense	-	-	-	-	15.7	-	15.7
Impairment charges	-	-	-	-	2,937.6	-	2,937.6
Changes in operating assets and liabilities:				-		-	-
Accounts receivable and other assets	3.7	(59.2)	-	(55.5)	(63.8)	-	(119.3)
Inventories	-	(123.7)	-	(123.7)	(107.4)	-	(231.1)
Accounts payable and accrued liabilities	68.2	198.1	-	266.3	332.7	-	599.0
Cash flow provided from operating activities	(51.3)	937.4	-	886.1	2,810.7	(1,935.1)	1,761.7
Income taxes paid	(33.1)	(132.9)	-	(166.0)	(216.9)	-	(382.9)
Net cash flow of continuing operations provided
from (used in) operating activities	(84.4)	804.5	-	720.1	2,593.8	(1,935.1)	1,378.8
Net cash flow of discontinued operations provided
from (used in) operating activities	-	-	-	-	38.1	-	38.1
Investing:
Additions to property, plant and equipment	(7.8)	(703.9)	-	(711.7)	(917.5)	-	(1,629.2)
Net proceeds from the sale of long-term investments
and other assets	101.4	-	-	101.4	-	-	101.4
Additions to long-term investments and other assets	(19.9)	8.0	-	(11.9)	(201.5)	-	(213.4)
Net proceeds from the sale of property, plant and
equipment	0.1	1.4	-	1.5	0.4	-	1.9
Disposals (additions) of short-term investments	-	-	-	-	(1.3)	-	(1.3)
Note received from Harry Winston	70.0	-	-	70.0	-	-	70.0
Increase (decrease) in restricted cash	(15.5)	(4.2)	-	(19.7)	(34.3)	-	(54.0)
Interest received	4.6	2.1	-	6.7	0.6	-	7.3
Other	(3.0)	-	-	(3.0)	(0.2)	-	(3.2)
Net cash flow of continuing operations provided
from (used in) investing activities	129.9	(696.6)	-	(566.7)	(1,153.8)	-	(1,720.5)
Net cash flow of discontinued operations provided
from (used in) investing activities	-	-	-	-	(27.5)	-	(27.5)
Financing:
Issuance of common shares on exercise of options
and w arrants	29.0	-	-	29.0	-	-	29.0
Acquisition of CMGC 25% non-controlling interest	-	-	-	-	(335.4)	-	(335.4)
Proceeds from issuance of debt	980.9	433.5	-	1,414.4	194.0	-	1,608.4
Repayment of debt	-	(479.2)	-	(479.2)	(0.2)	-	(479.4)
Interest paid	(8.1)	(1.8)	-	(9.9)	0.2	-	(9.7)
Dividends received from / (paid to) common shareholders	638.9	(414.5)	-	224.4	(2,284.3)	1,935.1	(124.8)
Settlement of derivative instruments	165.2	-	-	165.2	(208.8)	-	(43.6)
Intercompany advances	(937.0)	(463.6)	-	(1,400.6)	1,400.6	-	-
Other	(3.6)	(2.8)	-	(6.4)	(1.2)	-	(7.6)
Net cash flow of continuing operations provided
from (used in) financing activities	865.3	(928.4)	-	(63.1)	(1,235.1)	1,935.1	636.9
Net cash flow of discontinued operations used in
financing activities	-	-	-	-	(2.9)	-	(2.9)
Effect of exchange rate changes on cash and cash
equivalents of continuing operations	-	-	-	-	(3.5)	-	(3.5)
Increase (decrease) in cash and cash equivalents	910.8	(820.5)	-	90.3	209.1	-	299.4
Cash and cash equivalents, beginning of period	151.9	1,052.5	-	1,204.4	262.2	-	1,466.6
Cash and cash equivalents, end of period	$1,062.7	$232.0	$-	$1,294.7	$471.3	$-	$1,766.0

KINROSS GOLD 2012 ANNUAL REPORT          FS71

	MINERAL RESERVE AND
	MINERAL RESOURCE STATEMENT

	PROVEN AND PROBABLE MINERAL RESERVES

	Gold

	Proven and Probable Mineral Reserves (1,3,4,5,6,7,9,10,12,13)

	Kinross Gold Corporation’s Share at December 31, 2012

			Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
	North America
	Fort Knox Area	USA	100.0%	115,116	0.41	1,510	122,629	0.53	2,099	237,745	0.47	3,609
	Kettle River (5)	USA	100.0%	-	-	-	813	10.18	266	813	10.18	266
	Round Mountain Area	USA	50.0%	20,551	0.71	472	43,572	0.55	770	64,123	0.60	1,242
	Subtotal			135,667	0.45	1,982	167,014	0.58	3,135	302,681	0.53	5,117
	South America
	Cerro Casale (9)	Chile	25.0%	57,425	0.65	1,195	241,975	0.59	4,616	299,400	0.60	5,811
	Crixás	Brazil	50.0%	-	-	-	-	-	-	-	-	-
	Fruta del Norte	Ecuador	100.0%	-	-	-	25,440	8.21	6,715	25,440	8.21	6,715
	La Coipa (10)	Chile	100.0%	7,867	1.48	375	706	1.88	43	8,573	1.52	418
	Lobo Marte (12,13)	Chile	100.0%	-	-	-	164,230	1.14	6,028	164,230	1.14	6,028
	Maricunga Area	Chile	100.0%	99,087	0.75	2,388	86,497	0.69	1,925	185,584	0.72	4,313
	Paracatu	Brazil	100.0%	784,829	0.39	9,952	603,013	0.41	8,026	1,387,842	0.40	17,978
	Subtotal			949,208	0.46	13,910	1,121,861	0.76	27,353	2,071,069	0.62	41,263
	Africa
	Chirano	Ghana	90.0%	8,794	1.40	396	11,423	3.61	1,326	20,217	2.65	1,722
	Tasiast	Mauritania	100.0%	103,087	1.46	4,836	46,564	2.09	3,129	149,651	1.66	7,965
	Subtotal			111,881	1.45	5,232	57,987	2.39	4,455	169,868	1.77	9,687
	Russia
	Dvoinoye	Russia	100.0%	-	-	-	1,950	17.80	1,116	1,950	17.80	1,116
	Kupol	Russia	100.0%	2,040	9.63	631	6,052	9.17	1,785	8,092	9.29	2,416
	Subtotal			2,040	9.63	631	8,002	11.28	2,901	10,042	10.94	3,532
	Total Gold			1,198,796	0.56	21,755	1,354,864	0.87	37,844	2,553,660	0.73	59,599

72	KINROSS GOLD 2012 ANNUAL REPORT

Silver

Proven and Probable Mineral Reserves (1,3,5,6,7,9,10)

Kinross Gold Corporation’s Share at December 31, 2012

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
North America
Round Mountain Area	USA	50.0%	84	8.3	22	9,101	7.6	2,209	9,185	7.6	2,231
Subtotal			84	8.3	22	9,101	7.6	2,209	9,185	7.6	2,231
South America
Cerro Casale (9)	Chile	25.0%	57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672
Fruta del Norte	Ecuador	100.0%	-	-	-	25,440	11.0	9,004	25,440	11.0	9,004
La Coipa (10)	Chile	100.0%	7,867	40.8	10,317	706	34.3	779	8,573	40.3	11,096
Subtotal			65,292	6.6	13,839	268,121	2.4	20,933	333,413	3.2	34,772
Russia
Dvoinoye	Russia	100.0%	-	-	-	1,950	21.8	1,370	1,950	21.8	1,370
Kupol	Russia	100.0%	2,040	129.7	8,505	6,052	109.7	21,347	8,092	114.7	29,852
Subtotal			2,040	129.7	8,505	8,002	88.3	22,717	10,042	96.7	31,222
Total Silver			67,416	10.3	22,366	285,224	5.0	45,859	352,640	6.0	68,225

Copper

Proven and Probable Mineral Reserves (1,3,4,6,7,9)

Kinross Gold Corporation’s Share at December 31, 2012

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
Property	Location	(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
South America
Cerro Casale (9)	Chile	25.0%	57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444
Subtotal			57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444
Total Copper			57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

								KINROSS GOLD 2012 ANNUAL REPORT				73

	MINERAL RESERVE AND MINERAL RESOURCE STATEMENT

	Gold

	Measured and Indicated Mineral Resources
	(excludes Proven and Probable Mineral Reserves) (2,3,4,5,6,7,8,9,10,11,12)

	Kinross Gold Corporation’s Share at December 31, 2012

			Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
	North America
	Fort Knox Area	USA	100.0%	8,971	0.36	104	90,853	0.43	1,271	99,824	0.43	1,375
	Kettle River(5)	USA	100.0%	-	-	-	61	11.93	23	61	11.73	23
	Round Mountain Area	USA	50.0%	10,825	0.95	331	29,357	0.63	594	40,182	0.72	925
	White Gold Area (11)	Yukon	100.0%	-	-	-	9,797	3.19	1,005	9,797	3.19	1,005
	Subtotal			19,796	0.68	435	130,068	0.69	2,893	149,864	0.69	3,328
	South America
	Cerro Casale (9)	Chile	25.0%	5,853	0.29	55	68,534	0.35	777	74,387	0.35	832
	Crixás	Brazil	50.0%	-	-	-	-	-	-	-	-	-
	Fruta del Norte	Ecuador	100.0%	-	-	-	4,266	4.89	671	4,266	4.89	671
	La Coipa (10)	Chile	100.0%	6,490	1.22	254	2,727	1.07	94	9,217	1.17	348
	Lobo Marte (12)	Chile	100.0%	-	-	-	34,052	0.83	908	34,052	0.83	908
	Maricunga Area	Chile	100.0%	28,642	0.66	608	112,753	0.63	2,299	141,395	0.64	2,907
	Paracatu	Brazil	100.0%	63,439	0.27	557	332,317	0.33	3,483	395,756	0.32	4,040
	Subtotal			104,424	0.44	1,474	554,649	0.46	8,232	659,073	0.46	9,706
	Africa
	Chirano	Ghana	90.0%	2,095	1.54	104	4,941	1.85	294	7,036	1.76	398
	Tasiast	Mauritania	100.0%	77,271	0.72	1,798	148,823	1.04	4,959	226,094	0.93	6,757
	Subtotal			79,366	0.75	1,902	153,764	1.06	5,253	233,130	0.95	7,155
	Russia
	Dvoinoye	Russia	100.0%	-	-	-	243	17.79	139	243	17.79	139
	Subtotal			-	-	-	243	17.79	139	243	17.79	139
	Total Gold			203,586	0.58	3,811	838,724	0.61	16,517	1,042,310	0.61	20,328

	Silver

	Measured and Indicated Mineral Resources
	(excludes Proven and Probable Mineral Reserves) (2,3,4,6,7,8,9,10)

	Kinross Gold Corporation’s Share at December 31, 2012

			Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
	North America
	Round Mountain Area	USA	50.0%	17	8.2	4	2,147	7.5	515	2,164	7.5	519
	Subtotal			17	8.2	4	2,147	7.5	515	2,164	7.5	519
	South America
	Cerro Casale (9)	Chile	25.0%	5,853	1.3	240	68,534	1.1	2,419	74,387	1.1	2,659
	Fruta del Norte	Ecuador	100.0%	-	-	-	4,266	10.3	1,412	4,266	10.3	1,412
	La Coipa (10)	Chile	100.0%	6,490	50.7	10,577	2,727	30.8	2,699	9,217	44.8	13,276
	Subtotal			12,343	27.3	10,817	75,527	2.7	6,530	87,870	6.1	17,347
	Russia
	Dvoinoye	Russia	100.0%	-	-	-	243	12.3	96	243	12.3	96
	Subtotal			-	-	-	243	12.3	96	243	12.3	96
	Total Silver			12,360	27.2	10,821	77,917	2.9	7,141	90,277	6.2	17,962

74	KINROSS GOLD 2012 ANNUAL REPORT

Copper

Measured and Indicated Mineral Resources
(excludes Proven and Probable Mineral Reserves) (2,3,4,6,7,8)

Kinross Gold Corporation’s Share at December 31, 2012

		Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
Property	Location	(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
South America
Cerro Casale (9)	Chile	25.0%	5,853	0.13	16	68,534	0.16	243	74,387	0.16	259
Subtotal			5,853	0.13	16	68,534	0.16	243	74,387	0.16	259
Total Copper			5,853	0.13	16	68,534	0.16	243	74,387	0.16	259

INFERRED MINERAL RESOURCES

Gold

Inferred Mineral Resources (2,3,4,5,6,7,8,9,10,11,12)

Kinross Gold Corporation’s Share at December 31, 2012

		Kinross		Inferred
		Interest	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)
North America
Gil	USA	100.0%	1,348	0.75	33
Fort Knox Pit	USA	100.0%	13,605	0.47	206
Fort Knox Area	USA	100.0%	14,953	0.50	239
Kettle River (5)	USA	100.0%	85	9.97	27
Gold Hill	USA	50.0%	158	0.31	2
Round Mountain	USA	50.0%	19,217	0.50	308
Round Mountain Area	USA	50.0%	19,375	0.50	310
White Gold Area (11)	Yukon	100.0%	9,391	1.91	578
Subtotal			43,804	0.82	1,154
South America
Cerro Casale (9)	Chile	25.0%	124,894	0.37	1,504
Crixás	Brazil	50.0%	-	-	-
Fruta del Norte	Ecuador	100.0%	22,093	5.13	3,645
La Coipa (10)	Chile	100.0%	2,676	3.31	285
Lobo Marte (12)	Chile	100.0%	112,767	0.78	2,834
Maricunga Area	Chile	100.0%	55,478	0.50	889
Paracatu	Brazil	100.0%	216,393	0.39	2,713
Subtotal			534,301	0.69	11,870
Africa
Chirano	Ghana	90.0%	4,624	1.97	293
Tasiast	Mauritania	100.0%	31,235	0.79	790
Subtotal			35,859	0.94	1,083
Russia
Dvoinoye	Russia	100.0%	155	12.82	64
Kupol	Russia	100.0%	482	14.94	231
Subtotal			637	14.40	295
Total Gold			614,601	0.73	14,402

	KINROSS GOLD 2012 ANNUAL REPORT					75

	Silver

	Inferred Mineral Resources (2,3,4,6,7,8,9,10)

	Kinross Gold Corporation’s Share at December 31, 2012

			Kinross		Inferred
			Interest	Tonnes	Grade	Ounces
	Property	Location	(%)	(kt)	(g/t)	(koz)
	North America
	Round Mountain Area	USA	50.0%	158	3.1	15
	Subtotal			158	3.1	15
	South America
	Cerro Casale (9)	Chile	25.0%	124,894	1.0	4,198
	Fruta del Norte	Ecuador	100.0%	22,093	10.4	7,359
	La Coipa (10)	Chile	100.0%	2,676	51.1	4,395
	Subtotal			149,663	3.3	15,952
	Russia
	Dvoinoye	Russia	100.0%	155	12.6	63
	Kupol	Russia	100.0%	482	213.6	3,310
	Subtotal			637	164.8	3,373
	Total Silver			150,458	4.0	19,340

	Copper

	Inferred Mineral Resources (3,4,6,7,8,9)

	Kinross Gold Corporation’s Share at December 31, 2012

			Kinross		Inferred
			Interest	Tonnes	Grade	Pounds
	Property	Location	(%)	(kt)	(%)	(Mlb)
	South America
	Cerro Casale (9)	Chile	25.0%	124,894	0.19	527
	Subtotal			124,894	0.19	527
	Total Copper			124,894	0.19	527

76	KINROSS GOLD 2012 ANNUAL REPORT

Mineral Reserve and Mineral Resource Statement Notes

1
Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of US$1,200 per ounce, a silver price of US$22.00 per ounce and a copper price of US$3.00 per pound. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:

	Russian Rouble to US$	33
	Chilean Peso to US$	500
	Brazilian Real to US$	2.10
	Ghanaian Cedi to US$	1.80
	Mauritanian Ouguiya to US$	290
2
Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of US$1,400 per ounce, a silver price of US$26.00 per ounce, a copper price of US$3.25 per pound and the following foreign exchange rates:

	Russian Rouble to US$	31
	Chilean Peso to US$	485
	Brazilian Real to US$	2.00
	Ghanaian Cedi to US$	1.80
	Mauritanian Ouguiya to US$	290
3
The Company’s mineral reserves and mineral resources as at December 31, 2012 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (the Instrument). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

4
Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the U.S. Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the U.S. Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Guide 7.

5	Kettle River’s 2012 mineral resources and reserves were estimated using US$1,400/oz and US$1,200/oz respectively vs. year-end 2011 where US$1,200/oz was used for both mineral reserves and resources.
6
Except as provided in Note (11), the Company’s mineral resource and mineral reserve estimates were prepared under the supervision of Mr. Jim Fowler, an officer of Kinross, who is a qualified person as defined by the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

7
The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

8
Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

9
Estimates for the Cerro Casale project are based on the feasibility study completed in 2009 by the joint venture and have been updated to reflect current guidance. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

	Mineral reserves - Gold price of US$1,200 per ounce, Silver price of US$22.00 per ounce, Copper price of US$2.75 per pound
	Mineral resources - Gold price of US$1,400 per ounce, Silver price of US$28.00 per ounce, Copper price of US$3.25 per pound
	Chilean Peso to US$500 or 500 Chilean Pesos to $1 US
10	Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.
11
The mineral resource estimates for the White Gold Property were prepared by SRK Consulting in 2010. The 2010 resource model has been compared to the current project drill hole database and deemed appropriate for mineral resource reporting. Mineral resources are based on a gold price of US$1,200 per ounce and are reported at a cut-off of 0.5 g/t for open pit and 2.0 g/t for underground.

12	The mineral resources and mineral reserves for Lobo Marte are based on the pre-feasibility study completed by the Company in 2010.
13
The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 published by the U.S. Securities and Exchange Commission except for mineral reserves at Lobo-Marte, which estimates are based on the pre-feasibility study completed in 2010. For mineral reserves under the Instrument, a pre-feasibility study is sufficient, however for reserves under Industry Guide 7, a feasibility study is required.

			KINROSS GOLD 2012 ANNUAL REPORT	77

MINERAL RESERVE AND MINERAL RESOURCE DEFINITIONS

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘‘Probable Mineral Reserve’’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘‘Proven Mineral Reserve’’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘‘Inferred Mineral Resource’’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An ‘‘Indicated Mineral Resource’’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘‘Measured Mineral Resource’’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

78	KINROSS GOLD 2012 ANNUAL REPORT

SUMMARIZED FIVE-YEAR REVIEW(3,5)
	2012	2011	2010	2009	2008
Operating results (in millions)
Revenue	$4,311.4	$3,842.5	$2,915.4	$2,338.5	$1,541.7
Net earnings (loss) from continuing operations attributable to common shareholders 4	(2,548.8)	(2,093.4)	735.3	297.2	(832.8)
Net cash flow of continuing operations provided from operating activities	1,302.9	1,378.8	957.3	756.5	409.3
Capital expenditures	1,924.7	1,629.2	602.8	456.0	695.0

Financial position (in millions)
Cash, cash equivalents and short-term investments	$1,982.7	$1,767.3	$1,466.6	$632.4	$525.1
Working capital	2,294.6	2,322.1	1,687.0	752.9	573.4
Total assets	14,882.4	16,508.8	17,795.2	8,013.2	7,387.5
Long-term debt (including current portion)	2,632.6	1,633.1	474.4	692.2	950.9
Common shareholders’ equity	9,850.2	12,390.4	14,531.1	5,559.5	4,776.9
Per share data
Net earnings (loss) from continuing operations attributable to common share holders - basic	$(2.24)	$(1.84)	$0.89	$0.43	$(1.32)

KINROSS SHARE TRADING DATA
				2012
				High	Low
TSX (Cdn dollars)
First quarter				$13.33	$9.50
Second quarter				$10.03	$7. 15
Third quarter				$10.27	$7.52
Fourth quarter				$10.98	$8.96

NYSE (U.S. dollars)
First quarter				$13.11	$9.51
Second quarter				$10.12	$7.11
Third quarter				$10.56	$7.47
Fourth quarter				$11.20	$8.98

			KINROSS GOLD 2012 ANNUAL REPORT			79

CAUTIONARY STATEMENT ON
FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report , but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Report . Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing  of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “anticipates”, ‘‘plans’’, ‘‘expects’’, “indicative”, “intend”, ‘‘scheduled’’, “timeline”, ‘‘estimates’’, ‘‘forecasts”, “guidance”, “goal”, “opportunity”, “outlook”, “potential”, “projected”, “seek”, “strategy”, “targets”, “models”, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross  as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Annual Report , which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our full-year 2012 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise;  (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the viability, permitting and development of the Fruta del Norte deposit, and  its continuing ownership by the Company, being consistent with Kinross’ current expectations; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly  or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s mining and investment laws (and prospective amendment to  these laws) and related regulations and policies, being consistent with Kinross’ current expectations, and the unenforceability of any new law in Brazil requiring that all Paracatu tailings facilities have an impermeable liner; (5) negotiation of an exploitation contract and an investment protection contract for Fruta del Norte (FDN) with the Ecuadorian government being consistent with Kinross’ current expectations, including but not limited to Kinross and the government jointly declaring a phase change from economic evaluation to exploitation prior to August 1, 2013 (or prior to the expiration of any government approved extension of up to 1.5 years) and entering into an exploitation agreement with the government within six months of such declared phase change, the failure of which will likely result in forfeiture of the FDN concession and related project infrastructure to the government; (6) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold and silver; (8) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (9) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (10) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and any entity in which it now or hereafter directly or indirectly holds an investment; (11) labour and materials costs increasing on a basis consistent with Kinross’ current expectations;

80	KINROSS GOLD 2012 ANNUAL REPORT

(12) the development of the Dvoinoye deposit being consistent with Kinross’ expectations; (13) the viability of the Tasiast and Chirano mines (including but not limited to, at Tasiast, the impact of ore tonnage and grade variability reconciliation analysis) as well as permitting, development and expansion (including but not limited to, at Tasiast, expansion optimization initiatives leading to changes in processing approach and maintenance and, as required, conversion of exploration licences to mining licences) of the Tasiast and Chirano mines being consistent with Kinross’ current expectations; (14) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (15) goodwill and/or asset impairment potential; and (16) access to capital markets, including but not limited to maintaining an investment grade debt rating and securing partial project financing for the Dvoinoye, FDN and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); increases in the discount rates applied to present value net future cash flows based on country-specific real weighted average cost of capital; declines in the market valuations of peer group gold producers and the Company, and  the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/ receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class actions in Canada and/or the United States; the speculative nature  of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over  title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk  of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and those made in our  other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form  and full-year 2012 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

KINROSS GOLD 2012 ANNUAL REPORT	81

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $9 impact in production cost of sales per ounce.

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on cost of sales per ounce.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this Annual Report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about the Company’s material mineral properties (other than exploration activities) contained in this Annual Report  has been prepared under the supervision of Mr. Jim Fowler, an officer of the Company who is a “qualified  person” within the meaning of National Instrument 43- 101. The technical information about the Company’s drilling and exploration activities contained in this Annual Report has been prepared under the supervision  of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of  National Instrument 43-101.

82	KINROSS GOLD 2012 ANNUAL REPORT

CORPORATE GOVERNANCE

2012 CORPORATE GOVERNANCE HIGHLIGHTS

●	The Board of Directors met 18 times in 2012, 17 times independent of management.
●	Kinross ranked 25th out of 245 Canadian companies in the Globe and Mail annual corporate governance survey.
●	Received an “A” rating on the Board Shareholder Confidence Index of the Clarkson Centre for Board Effectiveness.
●	All directors, except CEO, were independent and all committees were comprised solely of independent directors.
●	Approved board policies on compensation recoupment, board diversity and interlocking directorships in 2012.

MANDATE OF THE BOARD OF DIRECTORS

Kinross’ Board of Directors is committed to the goals of independence, diligence, integrity and transparency. The Board has adopted a charter that formally sets out its key responsibilities, including:

●	appointing an independent director as Chair with responsibility for the leadership of the Board and for specific functions to protect the independence of the Board;

●	adopting a strategic planning process, approving strategic plans and monitoring performance against such plans;

●	reviewing and approving corporate objectives and goals for senior management;

●	overseeing succession planning for management;

●	defining corporate decisions requiring Board approval and approving such decisions as they arise; and

●	reviewing reports from management on the Company’s operations, including the safety and security of the Company’s assets, property and employees.

For additional information about Kinross’ corporate governance practices, visit Kinross.com or see the Company’s most recently filed Management Information Circular.

Board Committees

There were five committees of the Kinross Board of Directors in 2012.

Audit and Risk Committee

This committee is responsible for overseeing the integrity of Kinross’ financial reporting, the independence and qualifications of the Company’s independent auditors, the performance of the internal audit functions, the process for identifying and managing business risk, and Kinross’ financial reporting process and internal control systems. This committee met six times in 2012.

Corporate Governance and Nominating Committee

This committee is responsible for developing our approach to matters of corporate governance. This committee met five times in 2012.

Corporate Responsibility Committee

This committee oversees the development and implementation of policies and best practices relating to environment, health and safety, and social performance, in compliance with applicable laws and Company corporate responsibility guidelines and policies. This committee met four times in 2012.

Human Resource and Compensation Committee

This committee makes recommendations to the Board on all matters relating to the compensation of the officers and employees of the Company, and CEO and senior officer succession. This committee met eight times in 2012.

Special Committee

This committee was dissolved in April 2012. Prior to this, the committee met four times in 2012.

	KINROSS GOLD 2012 ANNUAL REPORT	83

KINROSS MANAGEMENT TEAM AND DIRECTORS

SENIOR OFFICERS	GREG V. ETTER	LAUREN ROBERTS
	Senior Vice-President Legal,	Regional Vice-President,
J. PAUL ROLLINSON	Global Operations and Government	South America
Chief Executive Officer	Relations, US
DIRECTORS
LISA J. COLNETT	JAMES K. FOWLER
Senior Vice-President,	Vice-President, Technical Services	JOHN E. OLIVER
Human Resources	and Qualified Person	Independent Chair
and Corporate Services
	GLEN J. MASTERMAN	JOHN A. BROUGH
JAMES CROSSLAND	Senior Vice-President,	Corporate Director
Executive Vice-President,	Exploration
Corporate Affairs		JOHN K. CARRINGTON
	SHELLEY M. RILEY	Corporate Director
TONY S. GIARDINI	Vice-President, Office Services
Executive Vice-President	and Corporate Secretary	JOHN M.H. HUXLEY
and Chief Financial Officer		Corporate Director
PAUL B. TOMORY
GEOFFREY P. GOLD	Senior Vice-President,	KENNETH C. IRVING
Executive Vice-President,	Operations Strategy	Corporate Director
Corporate Development
and Chief Legal Officer	SENIOR REGIONAL	JOHN A. KEYES
	MANAGERS	Corporate Director
BRANT E. HINZE
President and Chief	RANDY BURGGRAFF	CATHERINE MCLEOD-SELTZER
Operating Officer	Acting Regional Vice-President,	Chair, Pacific Rim Mining
	North America	Corporation
OTHER OFFICERS
	PATRICK HICKEY	TERENCE C.W. REID
RICK A. BAKER	Regional Vice-President,	Corporate Director
Senior Vice-President,	West Africa
Environment and Permitting		J. PAUL ROLLINSON
	WARWICK MORLEY-JEPSON	Chief Executive Officer,
FRANK DE COSTANZO	Regional Vice-President, Russia	Kinross Gold Corporation
Vice-President, Treasurer

DIRECTORS (pictured left to right)

JOHN A. BROUGH Corporate Director A, H
JOHN K. CARRINGTON Corporate Director CG, CR
JOHN M. H. HUXLEY Corporate Director A, CG, H
KENNETH C. IRVING Corporate Director CG, CR
JOHN A. KEYES Corporate Director CG, CR
CATHERINE MCLEOD-SELTZER Chair,
Pacific Rim Mining Corporation CR, H
JOHN E. OLIVER Independent Chair H
TERENCE C. W. REID Corporate Director A, CR
J. PAUL ROLLINSON Chief Executive Officer

	A	Audit and Risk Committee
	CG	Corporate Governance and
Nominating Committee
	CR	Corporate Responsibility Committee
	H	Human Resource and
Compensation Committee

84	KINROSS GOLD 2012 ANNUAL REPORT

CORPORATE INFORMATION

Shareholder Information	Contact Information	Publications

Transfer Agent and Registrar	General	To obtain copies of Kinross’
publications, please visit
Computershare	Kinross Gold Corporation	our corporate website
Investor Services Inc.	25 York Street, 17th Floor	at Kinross.com, or
Toronto, Ontario, Canada	Toronto, Ontario,	contact us by email
Toll-free: 1-800-564-6253	Canada M5J 2V5	at info@kinross.com or
	Website: Kinross.com	call 1-866-561-3636.
Annual Shareholders Meeting	Telephone: 416-365-5123
Toll-free: 1-866-561-3636
Corporate Responsibility Report

Kinross publishes its corporate responsibility performance data annually and a comprehensive Global Reporting Initiative (GRI) report every two years. In 2012, we published a web-based GRI corporate responsibility report. This report provides a detailed account of our social, environmental and health and safety performance for 2010 and 2011. The report is available on our website at http://takingresponsibility2011. kinross.com. We expect to publish our next GRI report in 2014.

The Annual Meeting of	Facsimile: 416-363-6622
Shareholders will be held at	Email: info@kinross.com
10:00 a.m. EDT on Wednesday,
May 8, 2013 at the Design	Media Relations
Exchange, 234 Bay Street,
Toronto, Ontario, Canada	Steve Mitchell,
Vice-President,
Trading Data	Corporate Communications
Telephone: 416-365-2726
TSX	Email: steve.mitchell@kinross.com
K – common
K.WT.C – warrants (exp. 09/03/13)	Investor Relations
K.WT.D – warrants (exp. 09/17/14)
Tom Elliott,
NYSE	Vice-President,
KGC – common	Investor Relations
Telephone: 416-365-3390
Legal Counsel	Email: tom.elliott@kinross.com

Osler, Hoskin & Harcourt LLP	Shareholder Inquiries
Toronto, Ontario, Canada
Computershare
Blake, Cassels & Graydon LLP	Investor Services Inc.
Toronto, Ontario, Canada	9th Floor,
100 University Avenue
Sullivan & Cromwell LLP	Toronto, Ontario,
New York, New York,	Canada M5J 2Y1
United States	www.computershare.com/kinross
Toll-free: 1-800-564-6253
Auditors	Toll-free facsimile:
1-888-453-0330
KPMG LLP
Toronto, Ontario, Canada

KINROSS GOLD CORPORATION
25 York Street, 17th Floor
Toronto, Ontario, Canada
M5J 2V5